



HAWAIIAN AIRLINES

2022 Annual Report

HAWAIIAN HOLDINGS, INC.


Map not drawn to scale.
CHINA
Beijing
Dalian
Seoul/Incheon
Seoul/Gimpo
SOUTH KOREA
Busan
Fukuoka
Shanghai/Pudong
Shanghai Metro
JAPAN
Sapporo/Chitose
Asahikawa
Memanbetsu
Kushiro
Obihiro
Hakodate
Misawa
Aomori
Akita
Morioka
Hanamaki
Niigata
Yamagata
Sendai
Komatsu
Osaka/Itami
Tokyo/Narita
Tokyo/Haneda
Nagoya
Osaka/Kansai
Nanki-Shirahama
Izumo
Hiroshima
Ube
Kitakyushu
Okayama
Tokushima
Takamatsu
Kochi
Nagasaki
Kumamoto
Kagoshima
Oita
Miyazaki
Matsuyama
Amami Oshima
Naha/Okinawa
Miyako Jima
Ishigaki
Taipei
Guangzhou
Hong Kong
Hanoi
THAILAND
Bangkok*
VIETNAM
Ho Chi Minh City
CAMBODIA
MALAYSIA
Kuala Lumpur
Singapore
INDONESIA
Jakarta
Manila
PHILIPPINES
Guam
PAPUA NEW GUINEA
Līhu'e
Honolulu
Kahului
Kailua-Kona
HAWAI'I
CANADA
Seattle
Portland
NORTH AMERICA
Sacramento
Oakland
Reno
San Francisco
San Jose
Salt Lake City
Las Vegas
Los Angeles
Long Beach
Ontario
San Diego
Phoenix
Austin
MEXICO
Chicago
Nashville
Atlanta
Detroit
Cleveland
Pittsburgh
Rochester
Buffalo
Syracuse
Burlington
Portland
Boston
Nantucket
Martha's Vineyard
Newark
New York/Kennedy
Philadelphia
Baltimore
Washington D.C.
Raleigh-Durham
Charlotte
Charleston
Savannah
Jacksonville
Orlando
Tampa
Fort Myers
West Palm Beach
Fort Lauderdale
San Juan
PUERTO RICO
KAUA'I
NI'IHAU
Līhu'e
O'AHU
Honolulu
MOLOKA'I
Kahului
MAUI
LĀNA'I
KAHO'OLAWE
Hilo
Kailua-Kona
HAWAI'I ISLAND
HAWAIIAN AIRLINES
Pago Pago
AMERICAN SAMOA
Rarotonga
COOK ISLANDS
Papeete
TAHITI
AUSTRALIA
Brisbane
Sydney
Melbourne
Auckland
NEW ZEALAND
Queenstown

Codeshare Partners:

● CHINA AIRLINES ● JAPAN AIRLINES ● KOREAN AIR ● jetBlue ● JAPAN TRANSOCEAN AIR ● Virgin australia

Not all routes operate year-round.

Interline Partners:

● JAPAN AIRLINES

Hawaiian Airlines has 65 Interline Partners across the globe.
Some international routes behind and beyond Japan pending receipt of governmental operating authority.

April 5, 2023

To Our Stockholders:

With the worst of the global pandemic behind us, 2022 was a year marked by continued recovery and the launch of significant initiatives to strengthen the foundation of Hawaiian Airlines. These critical investments are key to driving growth for our company in the coming years and solidifying our position as the carrier of choice for travel to, from and within the islands.

The year was not without its struggles: lingering Omicron challenges, intense Neighbor Island competition and weather-related impacts at the close of 2022. But through it all, the team remained focused on efforts to improve the guest experience, diversify our revenue, strengthen our workforce, and care for the community.

The strong demand for leisure travel resulted in a full recovery in much of our network, most notably between the U.S. Mainland and Hawai'i. Australia, New Zealand and South Korea also saw demand recover over the course of 2022. Japan was the outlier. Despite the removal of travel restrictions in October, Japanese travelers have been slow to return to international travel. We adjusted our schedule to slow the deployment of capacity to Japan and are well-positioned to serve the Japan-to-Hawaii market when demand returns.

We ended 2022 with $2.64 billion in revenue, an increase of 65% from 2021, with an adjusted net loss of $210.5 million. Although we have not yet realized a complete financial recovery, we believe the efforts that are underway will yield positive results in the coming years.

Growing and strengthening our business

We took a major step to diversify our revenue by reaching an agreement with retail giant Amazon. Under the eight-year contract, we will operate and maintain an initial fleet of 10 Airbus A330-300 freighters to fly freight to airports near Amazon's distribution facilities on the U.S. Mainland and in Hawaii. Amazon is acquiring the A330-300s, configuring them as freighters, and will lease them to us.

At the start of 2023, we exercised an option to acquire two additional Boeing 787-9 Dreamliners, bringing our total order to 12 aircraft. The first 787-9 is scheduled for delivery later this year, with service expected to begin in the first quarter of 2024.

We are growing our South Pacific network with a new nonstop flight between Honolulu and Rarotonga, Cook Islands, beginning in May. The weekly service provides a convenient one-stop connection to the Cook Islands from Hawaiian's 15 U.S. Mainland gateways.

Improving the travel experience for our guests

We continued to focus on delivering an unmatched travel experience for our guests and launched several initiatives to deliver on our promise.

We reached an agreement with Starlink, a division of SpaceX, to provide free, high-speed, low-latency broadband internet access to every guest on board flights between the islands and the continental U.S., Asia and Oceania. Our Airbus A330 and A321neo aircraft, as well as our incoming fleet of Boeing 787-9s, will be equipped with Starlink's satellite internet connectivity service. Hawaiian will be the first major airline to offer Starlink Wi-Fi. We expect Wi-Fi service to be available starting this summer.

Since we announced our plan to adopt the Amadeus' Altea Passenger Service System last year, hundreds of employees from across the company have been diligently preparing for the system transition. The platform will manage the shopping, booking, ticketing, and day-of-travel processes that our guests and employees use every day. Altea is a more modern, flexible system that will enable us to expand product offerings and make transactions easier for our guest-facing team members.

Through a new interline agreement with Mokulele Airlines, we are making travel to and from Moloka'i, Lāna'i and Kapalua easier for guests. The agreement facilitates travel bookings and connections for passengers connecting from Mokulele-served airports to any Hawaiian destination in a single transaction.

In February, we dedicated a new TSA checkpoint at the Daniel K. International Airport in Honolulu with expanded screening capacity to alleviate congestion and make the airport experience more convenient for travelers. We built the new 4,700-square-foot checkpoint in partnership with the State of Hawai'i Department of Transportation and the TSA to help us streamline the travel experience in our largest hub.

In collaboration with Barclays, our co-branded credit card issuer, we introduced a new benefit for Hawaiian Airlines® World Elite Mastercard® cardmembers: two free checked bags for primary cardmembers who purchase their tickets directly from Hawaiian Airlines. The enhanced benefit was a way for us to thank card members for their loyalty.

Building the workforce for the future

Last year was a banner year for hiring and recruitment as we built back from the pandemic. We welcomed 1,371 new teammates across the company – approximately 20% of our current workforce of 7,108 at year's end.

In addition to ramping up recruiting efforts, we invested in innovative school-to-career pipeline partnerships and partnered with the University of Hawai'i, Honolulu Community College, and Arizona State University to create opportunities for Hawai'i students to pursue rewarding aviation careers. We also joined Embry-Riddle Aeronautical University's Aviation Maintenance

Technology SkillBridge program, which has successfully transitioned more than 380 servicemembers into civilian careers since its inception in 2019.

We entered into two new, separate five-year labor contracts with the International Association of Machinists and Aerospace Workers (IAM) Districts 141 and 142, and the Transport Workers Union (TWU) Local 592. The agreements recognize the contributions of our more than 2,550 dispatchers, aircraft and ground service equipment mechanics, inspectors, aircraft appearance and contract service personnel, as well as employees in cargo, central reservations control, crew scheduling, guest services, ramp, purchasing, records, and supply.

In March of this year, our pilots ratified a new four-year contract negotiated with the Air Line Pilots Association that provides market competitive compensation for our 1,000-plus cockpit crew.

With these new agreements in place, none of our labor contracts are currently amendable.

Supporting residents and reducing our environmental impact

Last year, more than 1,200 employees – along with their family members – volunteered 6,795 hours to support 175 organizations in Hawaiʻi and across our network. In Japan, South Korea, New Zealand and Australia, employees cleaned beaches, helped food banks and restored endangered ecosystems and habitats. In addition to manpower, Team Kōkua distributed $833,800 in travel support, HawaiianMiles and cash donations.

Supporting local agriculture is a critical issue for our economy and the well-being of our communities. In August, the Hawaiian Airlines Foundation awarded a $100,000 grant to Kākoʻo ʻŌiwi, an Oahu-based nonprofit organization dedicated to advancing the cultural, spiritual and traditional practices of the Native Hawaiian community. The grant is funding the construction of an agricultural wash and pack station that family farmers in the region can use to prepare their crops for sale to markets and restaurants.

We made steady progress on our goal to become a more sustainable airline.

We delivered on our commitment to source more sustainable products for our onboard service by replacing plastic water bottles with recyclable 16-ounce aluminum bottles from water company Mananalu. The aluminum bottles are distributed in our Premium Cabin on all U.S. East Coast and international flights and sold on our Pau Hana snack cart on flights between Hawaiʻi and the U.S. mainland. We anticipate eliminating approximately 142,000 plastic bottles from our transpacific operations each year through our partnership with Mananalu.

Decarbonization remains the focal point of our sustainability strategy. We entered into an agreement with Par Hawaii, the state's largest supplier of energy products, to study the commercial viability of locally produced sustainable aviation fuels (SAF) to replace all or a percentage of traditional kerosene-based jet fuel with fuel made from sustainable feedstocks. In March of this year, we finalized our first offtake agreement with Gevo, Inc. to purchase 10 million gallons of SAF per year over the course of five years. SAF deliveries to our gateway cities in California are anticipated to begin in 2029.

As we contemplate the future of more sustainable neighbor island travel, we entered into a design partnership with REGENT, a Massachusetts-based developer of all-electric seagliders. With our strategic investment, Hawaiian becomes REGENT's first U.S.-based design partner for its 100-person Monarch seaglider, which is slated for entry into commercial service by 2028.

These initiatives will help to advance our goal of net-zero carbon emissions by 2050. In March of this year, we announced our intermediate targets and roadmap to 2050.

Operating in a competitive environment

Neighbor island competition intensified last year. Aggressively low fares stimulated traffic and we continued to outperform our competitor on all neighbor island routes. According to U.S. Department of Transportation data, Hawaiian earned a disproportionate passenger share – and the gap is substantial.

Everyone at Hawaiian is keenly focused on winning in Hawaiʻi. We continue to believe that our place in the community, our product and schedule, our knowledge of the guests and our dedicated employees give us advantages here that will enable us to prevail.

The initiatives we launched last year are building blocks to make Hawaiian Airlines a stronger business. And as we redouble our focus on operational excellence and fight to win in our markets, our investments in technology will better enable our frontline team to deliver the aloha and hospitality that is one of our primary competitive advantages. Having emerged from the challenges of the last few years, we have renewed energy around innovation to improve our revenue-generating capability and manage our costs.

On behalf of the entire Board of Directors and senior management team, we want to thank our employees for their dedication and perseverance. Thank you for your continued support of our company.

Mahalo,



Lawrence S. Hershfield
Chairman of the Board of Directors

This letter contains forward-looking statements within the meaning of the U.S. securities laws that are subject to risks and uncertainties that could cause our actual results to differ materially from those indicated in these forward-looking statements, including but not limited to risks described in our filings with the Securities and Exchange Commission. For important cautionary language regarding these forward-looking statements, please see the section titled "Cautionary Note Regarding Forward-Looking Statements" in our Annual Report on Form 10-K, included herein. The Company undertakes no obligations to update any forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission file number 1-31443

HAWAIIAN HOLDINGS INC

(Exact name of registrant as specified in its charter)

Delaware	**71-0879698**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3375 Koapaka Street, Suite G-350	
Honolulu, HI	**96819**
(Address of Principal Executive Offices)	(Zip Code)

(808) 835-3700

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock ($0.01 par value)	HA	NASDAQ Stock Market, LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Rule Act 12b-2).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the registrant was approximately $735.3 million, computed by reference to the closing sale price of the Common Stock on the NASDAQ Global Select Market, on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 3, 2023, 51,451,449 shares of Common Stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views with respect to certain current and future events and financial performance. Such forward-looking statements include, without limitation, statements related to our financial statements and results of operations; any expectations of operating expenses, deferred revenue, interest rates, tax rates, income taxes, deferred tax assets, valuation allowances or other financial items; the severity, magnitude, duration and effects of the COVID-19 pandemic; the extent to which the COVID-19 pandemic and related impacts will materially and adversely affect our business operations, financial performance, results of operations, financial position or achievement of strategic objectives; the duration and scope of government mandates or other limitations of or restrictions on travel; implementation of programs and enhancements in light of COVID-19; the demand for air travel in the markets in which we operate; anticipated levels of demand and bookings; additional route service; the compounding effect of the COVID-19 pandemic on competitive pressures in the markets in which we operate; our dependence on tourism; the impact of reduced demand from any one type of customer; the impact of the COVID-19 pandemic on our suppliers; the effect of the economic downturn and the COVID-19 pandemic on our aircraft contracts and commitments; the effect of government, business and individual actions intended to mitigate the effects of the COVID-19 pandemic; our ability to continue to generate sufficient cash to operate; whether or when we may engage in stock repurchases or dividends; changes in our future capital needs; estimations related to our liquidity requirements; future obligations under CARES Act, CAA 2021 and ARP 2021 programs; the availability of aircraft fuel, aircraft parts and personnel; expectations regarding industry capacity, our capacity, our operating performance, available seat miles, operating revenue per available seat mile and operating cost per available seat mile for the first quarter and full year of 2023; the timing, scope and costs of our operations pursuant to the Air Transportation Services Agreement; expectations of the benefits and drawbacks related to exclusivity arrangements with loyalty, co-brand and other partners; expected salary and related costs; expected passenger servicing costs; expected commissions and other selling expenses; expected purchased services and other expenses; estimates for daily cash burn; our expected fleet as of December 31, 2023; estimates of annual fuel expenses and measure of the effects of fuel prices on our business; the impact of inflation on our business; the availability of, and efforts seeking, future financing; changes in our fleet plan and related cash outlays; committed capital expenditures; continued investments towards achieving our environmental goals; the estimated timing for certain asset dispositions; estimated financial charges; expected delivery or deferment of new aircraft and engines; the funding of our aircraft orders; the impact of accounting standards on our financial statements; our ability to successfully assert legal defenses in litigation and the effects of any litigation on our operations or business; the effects of our fuel and currency risk hedging policies; the fair value and expected maturity of our debt obligations; our estimated contractual obligations; the effect of fleet changes on our business, operations and cost structure; estimates of fair value measurements; estimates of required funding of and contributions to our defined benefit pension, other post-retirement plans and disability plans; the status and effects of federal and state legislation and regulations promulgated by the Federal Aviation Administration (FAA), U.S. Department of Transportation (DOT) and other regulatory agencies; the impact of new or revised noise abatement procedures at the airports we serve; airport rent rates and landing fees; estimates related to our frequent flyer program; our credit card holdback; our debt or lease obligations and financing arrangements; risk management, credit risks, and air traffic liability; future U.S. and global economic conditions or performance; and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. Words such as "expects," "anticipates," "projects," "intends," "plans," "believes," "estimates," "could," "would," "will," "might," "may," variations of such words, and similar expressions are also intended to identify such forward-looking statements. These forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties, and assumptions relating to our operations and business environment, all of which may cause our actual results to be materially different from any future results, expressed or implied, in these forward-looking statements.

Factors that could affect such forward-looking statements include, but are not limited to: the continuing and developing effects of the COVID-19 pandemic on our business operations and financial condition; the duration of government-mandated and other restrictions on travel, and the full effects that such restrictions to limit the spread of COVID-19 will have on demand for air travel in the markets in which we operate; the role of cargo in our business model; the concentration of our cargo business with Amazon; fluctuations and the extent of declining demand for air transportation in the markets in which we operate; our dependence on the tourist industry; our ability to generate sufficient cash and manage the cash available to us; our ability to accurately forecast quarterly and annual results; global economic volatility; macroeconomic political and regulatory developments; the cost and availability of fuel, aircraft parts and personnel; foreign currency exchange rate fluctuations; competitive pressures, including the impact of increasing industry capacity between North America and Hawai'i; the impact of inflation on the economy, our financial condition and results of operations; the impact of interest rate increases; maintenance of privacy and security of customer-related information and compliance with applicable federal and foreign privacy or data security regulations or standards; our dependence on technology and automated systems; our reliance on third-party contractors; satisfactory labor relations; our ability to attract and retain qualified personnel and key executives; successful implementation of our growth strategy and cost reduction goals; adverse publicity; risks related to the airline industry; our ability to obtain and maintain adequate facilities and infrastructure; seasonal and cyclical volatility; the effect of applicable state, federal and foreign laws and regulations; increases in insurance costs or reductions in coverage; the limited number of suppliers for aircraft, aircraft engines and parts; our existing aircraft purchase agreements; delays in aircraft or engine deliveries or other loss of fleet capacity; changes in our future capital needs; fluctuations in our share price; the impact of outstanding warrants on our financial results and the market price of our common stock; our financial liquidity; and the effectiveness of our internal control over financial reporting. The risks, uncertainties, and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements also include the risks, uncertainties, and assumptions discussed under the heading "Risk Factors" in Item 1A in this Annual Report on Form 10-K and the risks, uncertainties and assumptions discussed from time to time in our public filings and public announcements. All forward-looking statements included in this report are based on information available to us as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this annual report.

PART I

ITEM 1. BUSINESS.

Overview

Hawaiian Holdings, Inc. (Holdings) is a holding company incorporated in the State of Delaware. Holdings' primary asset is sole ownership of all issued and outstanding shares of common stock of Hawaiian Airlines, Inc. (Hawaiian). Hawaiian was originally incorporated in January 1929 under the laws of the Territory of Hawai'i and became our indirect wholly-owned subsidiary pursuant to a corporate restructuring that was consummated in August 2002. Hawaiian became a Delaware corporation and Holdings' direct wholly-owned subsidiary concurrent with Hawaiian's reorganization and reacquisition by Holdings in June 2005. References to "the Company", "we", "us" or "our" in this Annual Report on Form 10-K include both Holdings and Hawaiian unless the context requires otherwise.

Our Business

We are engaged in the scheduled air transportation of passengers and cargo amongst the Hawaiian Islands (the Neighbor Island routes), between the Hawaiian Islands and certain cities in the United States (the North America routes, and together with the Neighbor Island routes, the Domestic routes), and between the Hawaiian Islands and the South Pacific, Australia, New Zealand and Asia (the International routes), collectively referred to as our Scheduled Operations. We offer non-stop service to Hawai'i from 15 U.S. mainland cities, which is more U.S. gateway cities than any other airline, and also provide approximately 144 daily flights between the Hawaiian Islands. In addition, we operate various charter flights.

We are the longest serving airline, as well as the largest airline headquartered, in the state of Hawai'i, and the 11th largest domestic airline in the United States based on revenue passenger miles (RPMs) reported by the Research and Innovative Technology Administration Bureau of Transportation Services as of October 2022, the latest data available.

At December 31, 2022, our fleet consisted of 19 Boeing 717-200 aircraft for the Neighbor Island routes and 24 Airbus A330-200 aircraft and 18 Airbus A321neo aircraft utilized primarily on our North America and International routes. Additionally, we own two ATR42 and one ATR72 aircraft, which were previously utilized in our "'Ohana by Hawaiian" operations that we terminated during 2021. Following termination of operations, we committed to a plan of sale and reclassified the ATR aircraft and related asset group as assets held for sale on the Consolidated Balance Sheets. We expect to complete our disposition of the asset group in the first half of 2023. Refer to Note 11 of the Notes to Consolidated Financial Statements for additional discussion.

We will also expand our cargo business. On October 20, 2022, we entered into an Air Transportation Services Agreement (ATSA) with Amazon.com Services LLC (Customer), a wholly-owned subsidiary of Amazon.com Inc. (Amazon), to provide certain air cargo transportation services to the Customer for an initial term of eight years. Thereafter, the Customer may elect to extend the ATSA for two years and, at the end of such period, the parties may mutually agree to extend the term for three additional years. The ATSA provides for us to initially operate ten A330-300F aircraft for the air cargo transportation services with the Customer having the right to enter into work orders for additional aircraft. We will supply flight crews, perform maintenance and certain administrative functions, and procure aircraft insurance. The Customer will pay us a fixed monthly fee per aircraft, a per flight hour fee, and a per flight cycle fee for each flight cycle operated. The Customer will also reimburse us for certain operating expenses, including fuel, certain maintenance, and insurance premiums. Services under the ATSA are anticipated to begin in the fourth quarter of 2023.

Our goal is to be the number one destination carrier serving Hawai'i. We are devoted to the travel needs of the residents of and visitors to Hawai'i and we offer a unique travel experience. We are strongly rooted in the culture and people of Hawai'i and we seek to provide high quality service to our customers that exemplifies the spirit of Aloha.

Purpose and Values

Our purpose is to connect people with Aloha. It captures how we bring people closer together, and how we share the Aloha spirit with the people and places we serve. It is core to who we are, how we see the world and how we engage with the people and places around us. Aloha is a way of life, but also a choice each of our employees makes every day, constantly striving to be the very best we can be. With Aloha in everything we do, we share moments and our spirit with guests and each other.

Our values, reflected below, guide how we act, lead, and make decisions:

- Mālama (Care): We care about the people and places we serve, and personally commit to their well-being
- Ho'okipa (Hospitality): We are genuine hosts, welcoming people into our home with warmth, gratitude and full hearts
- Lōkahi (Collaboration): We come together in harmony, always seeking better ways to succeed as a team
- Po'okela (Excellence): We strive for excellence, competing to thrive

Impacts of the COVID-19 pandemic

The ongoing COVID-19 pandemic continues to impact passenger travel demand, with total revenue down approximately 7% during 2022 as compared to 2019. The recovery in our domestic network has been robust with passenger revenue up 8% during 2022, as compared to the same period in 2019, while international revenue continues to lag the recovery in domestic travel, with revenue down 61% during 2022, as compared to the same period in 2019.

During 2022, our domestic network accounted for approximately 89% of total passenger revenue. We continue to monitor developments relating to the easing of restrictions on international travel by international governments, including by the government of Japan, as Japan represented a large percentage of our pre-pandemic international revenue. In late September 2022, Japan announced that passenger arrival caps would be lifted in October 2022. However, requirements remain in effect for travelers to show proof of COVID-19 vaccination or a pre-travel negative PCR test result. In October 2022, the Republic of Korea announced that it was eliminating all remaining COVID-related restrictions for all arriving guests, effective immediately, with post-arrival tests and proof of vaccination no longer required.

Flight Operations

Our flight operations are based in Honolulu, Hawai'i. As of December 31, 2022, we operated 216 scheduled flights with:

- Daily service on our North America routes between the state of Hawai'i and Long Beach, Los Angeles, Oakland, Ontario, Sacramento, San Diego, San Francisco, and San Jose, California; Las Vegas, Nevada; Portland, Oregon; Seattle, Washington; Phoenix, Arizona; New York City, New York; Austin, Texas; and Boston, Massachusetts.
- Daily service on our Neighbor Island routes among the four major islands of the state of Hawai'i.
- Scheduled service on our International routes between the state of Hawai'i and Tokyo (Haneda), Japan, Tokyo (Narita), Japan, and Osaka, Japan; Sydney, Australia; Auckland, New Zealand; Pago Pago, American Samoa; Papeete, Tahiti; and Seoul, South Korea.
- In addition, we operate various ad hoc charters.

As of December 31, 2022, the following international destinations remain suspended and have not resumed service:

- Service between the state of Hawai'i and Sapporo, Japan and Fukuoka, Japan.

In January 2022, we announced the indefinite suspension of our service to Brisbane, Australia. However, we continue to operate our five-times-weekly service to Sydney, Australia and maintain our code-share partnership with Virgin Australia.

In November 2022, we announced new weekly service between Honolulu, Hawai'i and Rarotonga, the Cook Islands, which will commence in May 2023.

Fuel

Our results of operations are significantly impacted by changes in the price and availability of aircraft fuel. The following table shows our aircraft fuel consumption and costs:

Year	Gallons consumed	Total cost, including taxes	Average cost per gallon	Percent of operating expenses
		(in thousands)		
2022	239,231	$817,077	$3.42	28.7%
2021	179,494	$363,003	$2.02	21.6%
2020	106,225	$161,363	$1.52	10.8%

As illustrated by the table above, fuel costs constitute a significant portion of our operating expenses. We purchase aircraft fuel at prevailing market prices and seek to manage economic risks associated with fluctuations in aircraft fuel prices by entering into various derivative financial instruments. In 2020, we suspended our fuel derivative program as a result of the COVID-19 pandemic. We recommenced the program during 2022.

Aircraft Maintenance

Our aircraft maintenance programs consist of a series of phased or continuous checks for each aircraft type. These checks are performed at specified intervals measured by calendar months, time flown, and by the number of takeoffs and landings, or cycles operated. In addition, we perform inspections, repairs, and modifications of our aircraft in response to FAA directives. We perform checks ranging from "walk around" inspections by our pilots before each flight's departure to major overhauls of the airframes which can take several weeks to complete. Aircraft engines are subject to phased maintenance programs designed to detect and remedy potential problems before they occur. Certain airframe and engine parts and components, whose service lives are time or cycle controlled, are replaced or refurbished prior to the expiration of their time or cycle limits. We have contracts with third parties to provide certain maintenance on our aircraft and aircraft engines.

Marketing and Ticket Distribution

We utilize various distribution channels for marketing and ticket distribution including our website *www.hawaiianairlines.com*, (primarily for our North America and Neighbor Island routes) and travel agencies and wholesale distributors (primarily for our International routes).

Our website is available in English, Japanese, Korean and Chinese, and offers our customers information on our flight schedules and status, information on our *HawaiianMiles* frequent flyer program, the ability to book reservations on our flights or connecting flights with any of our code-share partners, and the ability to purchase hotel, car and vacation packages. We also distribute our fares through online travel agencies.

Frequent Flyer Program

The *HawaiianMiles* frequent flyer program was founded in 1983, and has continued to grow over the years, with approximately 11.7 million total members as of December 31, 2022. Approximately 63% of frequent flyer program members reside in the U.S. mainland, approximately 23% reside in Hawai'i, and the remainder reside within our international markets.

The *HawaiianMiles* program awards miles based on customer flight miles, providing more generous earning potential on competitive longer haul routes between the U.S. mainland and international cities and Hawai'i. Our members generate approximately 40% of all passenger revenue. Our Pualani Gold and Platinum status levels recognize our top fliers with additional benefits such as priority airport experiences, Premier Club access, seat upgrades and enhanced baggage allowances. Our Platinum members both fly more frequently and generate a revenue premium of approximately 39% as compared to non-members on our North American and International routes.

With a large Hawai'i-based route network, our program has developed an extensive network of partnerships with leading national and local companies that allow members to earn miles beyond their flight activity. Partnerships in key spend categories such as grocery, retail, dining, banking and home improvement provide opportunities for member engagement and third-party revenues.

Hawaiian's partnerships with Barclays, Bank of Hawaii and Mastercard to deliver key products are drivers of engagement and revenues. The HawaiianMiles program has over a half-million cardholders between the Barclays' issued World Elite Mastercard and the Bank of Hawaii VISA debit card. These products allow members to accumulate more miles between their trips on Hawaiian and are critical engagement tools for not only the loyalty program, but also the airline.

The number of free travel awards used for travel on Hawaiian was approximately 738,000 in 2022. The number of free travel awards as a percentage of total revenue passengers was approximately 7% and 8% in 2022 and 2021, respectively. We believe displacement of revenue passengers by passengers using free travel awards is reduced by our ability to manage frequent flyer seat inventory, and the relatively low ratio of free award usage to total revenue passengers.

Enhancing our loyalty offering, for *HawaiianMiles* members who do not reach Pualani elite status, we offer our Premier Club subscription program. Launched over 30 years ago, our subscription service allows members to enjoy free baggage, access to airport clubs, priority check-in and other value adds. With an annual rate currently between $199 to $299, Hawaiian is able to generate ancillary revenues while helping to keep future customer purchases on Hawaiian flights.

In April 2021, the Company announced the termination of its *HawaiianMiles* expiration policy, effective April 1, 2021. Prior to April 1, 2021, accounts with no activity (miles earned or redeemed) for 18 months automatically expired. Since April 1, 2021, *HawaiianMiles* accounts do not expire.

Code-Share and Other Alliances

We have marketing alliances with other airlines to offer connecting services, as well as frequent flier program relationships that provide reciprocal frequent flyer mileage accrual and redemption privileges, and code-shares on certain flights. These programs enhance our revenue opportunities by:

- increasing value to our customers by providing easier access to more travel destinations and better mileage accrual/redemption opportunities;
- giving customers access to more connecting flights from other airlines; and
- providing our members and members of our alliance partners' frequent flyer programs an opportunity to travel on our system while earning mileage credit in the alliance partners' programs.

Our marketing alliances with other airlines as of December 31, 2022 were as follows:

	Hawaiian Miles Frequent Flyer Agreement	Other Airline Frequent Flyer Agreement	Code-share – Hawaiian Flight # on Flights Operated by Other Airline	Code-share – Other Airline Flight # on Flights Operated by Hawaiian
American Airlines	No	Yes	No	Yes
China Airlines	Yes	Yes	Yes	Yes
Delta Air Lines	No	Yes	No	Yes
Japan Airlines	Yes	Yes	Yes	Yes
JetBlue	Yes	Yes	Yes	Yes
Korean Air	Yes	Yes	Yes	Yes
Philippine Airlines	No	No	No	Yes
Turkish Airlines	No	No	No	Yes
United Airlines	No	Yes	No	Yes
Virgin Atlantic Airways	Yes	Yes	No	No
Virgin Australia	Yes	Yes	Yes	No

Competition

The airline industry is highly competitive. We believe that the principal competitive factors in the airline industry are:

- Fares;
- Flight frequency and schedule;
- Customer service;
- On-time performance and reliability;
- Name recognition;
- Marketing affiliations;
- Frequent flyer benefits;
- Aircraft type;
- Change fee waivers;
- Safety record; and
- In-flight services.

Domestic — We face multiple competitors on our North America routes including major network carriers such as Alaska Airlines (AS), American Airlines (AA), United Airlines (UA), Delta Airlines (DL), and Southwest Airlines (WN). Various charter companies also provide non-scheduled service to Hawai'i, mostly under public charter arrangements. Our Neighbor Island competitors consist of interisland carriers, which include Mokulele Airlines, Southwest Airlines, and a number of other "air taxi" companies.

International — We are the only provider of direct service between Honolulu, Hawai'i and each of Sapporo, Japan; Fukuoka (currently suspended), Japan; Pago Pago, American Samoa; and Papeete, Tahiti. We will begin service between Honolulu, Hawai'i and Rarotonga, the Cook Islands in May 2023 and will be the only airline to offer non-stop flights between the U.S. and the Cook Islands. However, we face multiple competitors from both domestic and foreign carriers on our other international routes.

Employees and Human Capital Management

Our workforce is a key driver to our success.

As of December 31, 2022, we had 7,108 active employees, of whom approximately 81.3% were covered by labor agreements with the following organized labor groups:

Employee Group	Represented by	Number of Employees	Agreement amendable on (*)
Flight deck crew members . . .	Air Line Pilots Association (ALPA)	1,012	July 1, 2022
Cabin crew members	Association of Flight Attendants (AFA)	2,231	April 2, 2025
Maintenance and engineering personnel	International Association of Machinists and Aerospace Workers (IAM-M)	824	February 15, 2027
Clerical	International Association of Machinists and Aerospace Workers – Clerical Division (IAM-C)	1,655	February 15, 2027
Flight dispatch personnel	Transport Workers Union (TWU)	59	April 21, 2027

---

* Our relations with labor unions representing our airline employees are governed by the Railway Labor Act of 1926 (the Railway Labor Act). Under the Railway Labor Act, a collective bargaining agreement between us and the labor unions does not expire, but instead becomes amendable as of a stated date if either party wishes to modify the terms of the agreement.

In February 2022, our IAM-M and IAM-C employees ratified a new collective bargaining agreement (CBA), which included scheduled pay rate increases, a signing bonus valued at approximately $2.1 million, improved health benefits and cost sharing, as well as the establishment of Health Retirement Accounts (HRAs) for retirees. During the second quarter, we recorded approximately $2.6 million in one-time CBA related expenses associated with a voluntary separation program and establishment of the HRA plan.

In April 2022, flight dispatch personnel represented by the Transport Workers Union (TWU), ratified a new CBA. The terms of the new CBA were consistent with those of the IAM discussed above; however, the impact of the TWU CBA is not material to our financial statements.

On July 1, 2022, our collective bargaining agreement with representatives of our ALPA employees became amendable. In February 2023, the Flight deck crew members ratified a new four year CBA, which includes, amongst other things, a signing bonus, pay scale increases across all fleet types, improved health benefits and cost sharing, and enhancements to the Company's postretirement and disability plans.

Engagement, Community and Culture

We recognize the importance of having an engaged workforce and seek to retain our employees through competitive compensation and benefits packages and by investing in training, mentoring, and career development.

We engage with our employees through various channels and initiatives, including via our Nā Leo (Our Voice) survey, a regular confidential employee survey that helps measure employee engagement. We review survey feedback with our management, Board of Directors, and company-wide, and we use our findings to help inform decision-making and drive improvements within the company.

We also understand that our commitment to our workforce extends to the communities of which both we and they are a part. We have several internship programs in which we train and recruit local candidates who are interested in pursuing a career with us. For those interested in working as an aviation mechanic, we partner with Honolulu Community College and the International Association of Machinists and Aerospace Workers union. For those interested in working in information technology or another of our corporate workgroups, we offer paid summer internships at our Honolulu headquarters and Phoenix, Arizona office.

Diversity and Inclusion

Our diversity efforts include participation in career events and conferences for veterans, people with disabilities, women, and underrepresented groups. In 2022, we were proud to lead the U.S. industry with the highest percentage of women pilots at more than 9.5%; well above the 2021 global average of 5.8%. We implemented and maintain an affirmative action program that employs evidence-based processes to inform our effort to minimize gender, ethnic/racial, and other bias in hiring and promotional practices. We are committed to creating an inclusive environment where our applicants and employees feel comfortable self-identifying their gender, race, and veteran and disability status. More than 80% of our active workforce identify as diverse based on ethnicity and more than 48% based on gender. We have policies that support inclusion of everyone in our workforce, including all sexual orientations and gender identities or expressions, and we provide inclusive benefits for same- and different-sex spouses. We also support the diversity and interests of our workforce through the following employee resource groups: ASCEND (A Support Community for Employees Nurturing Diverse Abilities), LGBTQA, Network for Black Employees and Allies, Sustainability, Wahine (Women) in Aviation and Veterans.

We take pride in and value the traditional culture of Hawai'i. The certification, which is offered at no cost to our employees, demonstrates our commitment to honor and perpetuate Hawai'i's rich culture by incentivizing our team members to share Hawai'i's native language with our guests and each other. We expanded our 'ōlelo Hawai'i (Hawaiian language) certification program for crewmembers and made it available for all employees. The 'ōlelo Hawai'i program complements our Ke Kumu project, which consists of employee-led hula and Hawaiian language classes.

Seasonality

Hawai'i is a popular vacation destination for travelers. For that reason, our operations and financial results are subject to substantial seasonal and cyclical volatility, primarily due to leisure and holiday travel patterns. Demand levels are typically weaker in the first quarter of the year with stronger demand periods occurring during the months of June, July, August, and December. We may adjust our pricing or the availability of particular fares to obtain an optimal passenger load factor depending on seasonal demand differences.

Our cargo operations are also subject to seasonal volatility. Global trade flows are typically seasonal in nature, with peak activity during the retail holiday season. Demand for air cargo capacity is historically low following a seasonal holiday peak in the fourth quarter of the previous year.

Customers

Our business is not dependent upon any single type of customer or groups of customers and the loss of any one type of customer would not have a material adverse effect on our business.

We have entered into agreements with our co-brand, payment, and loyalty partners that may contain exclusivity aspects which restrict us and our subsidiaries from entering into certain arrangements with other payment and loyalty partners. These arrangements generally extend for the terms of the agreements. We believe the financial benefits generated by the exclusivity aspects of these arrangements outweigh the limitations imposed under such agreements.

Regulation

Our business is subject to extensive and evolving international, federal, state and local laws and regulations. Many governmental agencies regularly examine our operations to monitor compliance with applicable laws and regulations. Governmental authorities can enforce compliance with applicable laws and regulations and obtain injunctions or impose civil or criminal penalties or modify, suspend, or revoke our operating certificates in case of violations.

Industry Regulations

We are subject to the regulatory jurisdiction of the DOT and the FAA. The DOT has jurisdiction over international routes and fares for some countries (based upon treaty relations with those countries), consumer protection policies including baggage liability, denied boarding compensation, and unfair competitive practices as set forth in the Airline Deregulation Act of 1978. The FAA has regulatory jurisdiction over flight operations, including equipment, ground facilities, security systems, maintenance, and other safety matters. Pursuant to these regulations, we have established, and the FAA has approved, a maintenance program for each type of aircraft we operate that provides for the ongoing maintenance of our aircraft, ranging from frequent routine inspections to major overhauls.

Maintenance Directives

The FAA approves all airline maintenance programs and modifications to such programs. In addition, the FAA certifies and licenses the air carrier, mechanics, inspectors, and repair stations that perform inspections, repairs and overhauls.

The FAA frequently issues airworthiness directives in response to specific incidents or reports by operators or manufacturers, mandating operators of specified equipment types to perform prescribed inspections, repairs or modifications within stated time periods and/or aircraft hours and cycles.

Airport Security

The Aviation and Transportation Security Act (Aviation Security Act) mandates that the Transportation Security Administration (TSA) provide screening of all passengers and property, including mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. Under the Aviation Security Act, substantially all security screeners at airports are federal employees and airline and airport security is overseen and performed by federal employees, including security managers, law enforcement officers, and Federal Air Marshals. The Aviation Security Act also provides for increased security on flight decks of aircraft (and requires Federal Air Marshals to be present on certain flights), improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, provision of passenger data to U.S. Customs and Border Protection and enhanced background checks.

The TSA also has the authority to impose additional fees on air carriers, if necessary, to cover additional federal aviation security costs.

Environmental and Employee Safety and Health

We are subject to various laws and regulations concerning environmental matters and employee safety and health in the U.S. and other countries in which we do business. Many aspects of airlines' operations are subject to increasingly stringent federal, state, local, and foreign laws protecting the environment. U.S. federal laws that have a particular impact on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation, and Liability Act. Certain of our operations are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency (EPA), OSHA, and other federal agencies are authorized to promulgate regulations that affect our operations. In addition to these federal activities, states are delegated certain authority under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which, like some laws in California, are similar to or stricter than federal requirements.

The EPA is authorized to regulate aircraft emissions and has historically implemented emissions control standards previously adopted by the International Civil Aviation Organization (ICAO). Our aircraft comply with the existing EPA standards, as applicable, by engine design date.

We seek to minimize the impact of carbon emissions from our operations through reductions in our fuel consumption and other efforts. We have reduced the fuel needs of our aircraft fleet through the retirement and replacement of certain aircraft in our fleet with newer, more fuel-efficient aircraft. In addition, we have implemented fuel saving procedures in our flight and ground support operations that further reduce carbon emissions. We are also supporting initiatives to develop alternative fuels and efforts to modernize the air traffic control system in the U.S. as part of our efforts to reduce our emissions and minimize our impact on the environment.

Noise Abatement

Under the Airport Noise and Capacity Act, the DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate and foreign commerce, or the national transportation system. Certain airports, including the major airports at Los Angeles, San Diego, San Francisco, and San Jose, California; Sydney, Australia; and Tokyo, Japan, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. Local authorities at other airports could consider adopting similar noise restrictions. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to expand our operations and reduce our profitability.

Civil Reserve Air Fleet Program

The U.S. Department of Defense (DOD) regulates the Civil Reserve Air Fleet (CRAF) and government charters. We have elected to participate in the CRAF program by agreeing to make aircraft available to the federal government for use by the U.S. military under certain stages of readiness related to national emergencies. The program is a standby arrangement that allows the DOD to call on as many as 12 contractually committed Hawaiian aircraft and crews to supplement military airlift capabilities. In August 2021, DOD asked us to activate two aircraft under the CRAF program for Stage 1 activation as defined under the program. The activation was completed in September 2021. As of December 31, 2022, none of our aircraft were mobilized under this program.

Other Regulations

Other aspects of airline operations are subject to regulation or oversight by federal agencies other than the FAA and the DOT. Federal antitrust laws are enforced by the U.S. Department of Justice. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by our cargo services. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act. We and other airlines certificated prior to October 24, 1978 are also subject to preferential hiring rights granted by the Airline Deregulation Act to certain airline employees who have been furloughed or terminated (other than for cause). The Federal Communications Commission issues licenses and regulates the use of all communications frequencies assigned to us and other airlines. There is increased focus on consumer protection both on the federal and state level. We cannot always accurately predict the cost of such requirements on our operations.

Additional laws and regulations are proposed from time to time, which could significantly increase the cost of airline operations by imposing additional requirements or restrictions. U.S. law restricts the ownership of U.S. airlines to corporations where no more than 25% of the voting stock may be held by non-U.S. citizens and the airline must be under the actual control of U.S. citizens. The President and two-thirds of the Board of Directors and other managing officers must also be U.S. citizens. Regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots and authorizations. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the U.S. and foreign governments, which are amended from time to time. We cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be adopted, if any, or how we will be affected by those changes.

Available Information

General information about us, including the charters for the committees of our Board of Directors, can be found at *https://www.hawaiianairlines.com*. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports that we file with the Securities and Exchange Commission (SEC) are available for download, free of charge, on our website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at *http://www.sec.gov*.

We also use the investor relations section of our website *https://newsroom.hawaiianairlines.com/investor-relations* and our website (*https://www.hawaiianairlines.com*) as a means of disclosing material information and for complying with our disclosure obligations under Regulation FD.

Information on our website is not incorporated into this Annual Report on Form 10-K or our other securities filings and is not a part of such filings.

ITEM 1A.   RISK FACTORS.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

RISK FACTOR SUMMARY

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

Business Risks

- any material adverse impacts of the ongoing global COVID-19 pandemic on our operations and financial performance
- future obligations and related impacts of such obligations with respect to our agreements with Amazon

Economic Risks

- global economic and market volatility
- our dependence on tourism to, from, and amongst the Hawaiian Islands
- our dependence on the price and availability of fuel
- our exposure to foreign currency exchange rate fluctuations

Liquidity Risks

- credit market conditions
- our debt, including covenants that restrict our financial and business operations
- certain operating and other restrictions under our agreements with the U.S. Department of the Treasury (the Treasury)
- requirements for us to maintain reserves under our credit card processing agreements

Competitive Environment Risks

- the extremely competitive environment in which we operate
- the effect of inflation on our profitability
- the effect of interest rate increases on the fair value of our fixed income investments
- the concentration of our business
- the competitive advantages held by network carriers in the North America market and our reliance on commercial relationships with other airlines to provide access to Domestic and International routes
- the effect of increased capacity provided by our competitors on our North American and Neighbor Island routes

- the effect of competition from domestic and foreign carriers on our International routes

Information Technology and Third-Party Risks

- compliance with U.S. and foreign laws and regulations relating to privacy, data protection, and data security and security standards imposed by our commercial partners

- actual or perceived failure to protect customer or other personal or confidential information

- our increasing dependence on technology and automated systems to operate our business

- our reliance on third-party contractors to provide certain facilities and services

Labor Relations and Related Costs Risks

- our dependence on satisfactory labor relations

- our ability to attract and retain qualified personnel and key executives

Strategy and Brand Risks

- our ability to successfully implement our route and network strategy

- damage to our reputation or brand image

- adverse publicity

- concentration of our cargo business with Amazon

- our ability to realize the full benefits of our agreements with Amazon

Airline Industry, Regulation and Related Costs Risks

- the substantial operating leverage of the airline industry and other conditions beyond its control

- any inability to maintain adequate facilities and infrastructure at airports within the state of Hawaiʻi

- substantial seasonal and cyclical volatility of our business

- terrorist attacks or international hostilities, or the fear of terrorist attacks or hostilities

- extensive government regulation, new regulations and taxes impacting the airline industry

- climate change, including increased regulation and the impact of severe weather events

- federal budget constraints

- compliance with various environmental laws and regulations required of the airline industry

- our expansion into non-U.S. jurisdictions and the related laws and regulations to which we are subject

- litigation or regulatory action in the normal course of business or otherwise

- changes in tax laws or regulations and our ability to use our net operating loss carryforwards

- increases in our insurance costs or reductions in coverage

- extended interruptions or disruptions in service

Fleet and Fleet-Related Risks

- our dependence on a limited number of suppliers for aircraft, aircraft engines and parts

- significant future financial commitments and operating costs related to our agreements to purchase Boeing 787-9 aircraft

- delays in scheduled aircraft deliveries or other loss of fleet capacity

- any impairment and other related charges related to the value of our long-lived assets

Common Stock Risks

- fluctuations in our share price

- our inability to repurchase our common stock or pay dividends on our common stock under the terms of our federal payroll support program (PSP) agreements

- future earnings and earnings per share impacts from fluctuations in the value of the Amazon warrants

- dilution of existing stockholders and market price impacts related to the exercise of our outstanding warrants

- limitations on voting and ownership by non-U.S. citizens in our certificate of incorporation and exclusive forum provisions in our bylaws

- provisions of our certificate of incorporation and bylaws and our agreements with Amazon may delay or prevent a change of control

- Amazon may become a significant stockholder

- the publication of research about us by analysts

Securities Offerings Risks

- the effect of our indebtedness and liabilities related to our debt offerings on the cash flow available for our operations and to satisfy our obligations related such debt

Restatement of our Consolidated Financial Statements Risks

- challenges to developing and maintaining effective internal control over financial reporting so that we can accurately report our financial results in a timely manner

- litigation over the restatement of our previously issued financial statements

BUSINESS RISKS

The global COVID-19 pandemic has had and may continue to have a material adverse impact on our operations and financial performance. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely affect our business operations, liquidity, financial performance, results of operations, financial position or the achievement of our strategic objectives.

Our operations and financial performance have been negatively impacted by the COVID-19 pandemic. While we have experienced increases in demand for travel to and within the state of Hawai'i as COVID-19 infection rates and incidences of severe illness have declined, we cannot predict future developments related to the COVID-19 pandemic and responses thereto, including the emergence of new variants of the virus, periods of increased infection rates, vaccine mandates or recommendations related to travel to and within the state of Hawai'i. As such, the economic consequences of future developments of the COVID-19 pandemic are uncertain, may be rapidly changing and are difficult to predict. The pandemic's impact on our operations and financial performance, as well as its impact on our ability to successfully execute our business strategy and initiatives, remains uncertain. Further, the ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including restrictions on and requirements related to travel, transport and our workforce). The COVID-19 pandemic has subjected our operations, financial performance and financial condition to a number of risks, including, but not limited to those discussed below:

- Financial risks: In response to the COVID-19 pandemic, we experienced a significant decrease in demand for air travel and reduced load capacity on flights. For the twelve months ended December 31, 2022, our revenue was about $2.6 billion, up approximately $1.0 billion compared to 2021, but down approximately $191.0 million, or 6.7%, compared to the pre-pandemic period in 2019.

- Operations- and customer-related risks: Across our business and as a result of the COVID-19 pandemic, we have faced operational challenges, including continued delay in the recovery of international travel. Although several operational challenges have lessened as governments have lifted or modified travel restrictions, vaccination rates have increased, and demand for air travel has recovered meaningfully on certain routes, we are unable to predict future events that may constrain the recovery of or demand for air travel as a result of the ongoing COVID-19 pandemic. Demand for travel has fluctuated based on current levels of COVID-19 or other infection, and may continue to do so. We expect levels of passenger traffic and revenue, as compared to pre-COVID-19 pandemic levels, to improve but remain depressed, particularly with respect to international markets due to delays in resumption of international travel. Additionally, we expect to incur additional costs if we continue to increase the number of flights offered as passenger traffic to the Hawaiian Islands increases, which we will incur before the anticipated additional revenue is earned. Our workforce has been and may continue to be significantly impacted by constrained labor markets, staffing shortages, and the continued spread and health impacts of the COVID-19 pandemic, which could have a negative impact on our operations. We have implemented enhanced measures to protect the health and safety of our passengers and employees and may be required or determine to take additional safety measures to minimize the transmission of COVID-19 that may further impact our operations and results of operations.

- Legal and regulatory risks: While we are endeavoring to take all reasonable precautions and have instituted numerous health and safety measures to protect our guests and our employees, there can be no assurance that guests will not be exposed to COVID-19 while traveling, or that our employees will not be exposed to COVID-19 while working. Should such exposure be determined to have been caused while traveling or working, notwithstanding the steps we take to protect our guests and employees, we may be subject to civil lawsuits or employee grievances that give rise to legal liability. While we ended our vaccine requirement as a condition of employment effective October 1, 2022, we continue to encourage various health and safety measures to protect our guests and our employees from the spread of COVID-19. Despite the removal of the vaccine requirement, we continue to be subject to civil lawsuits and employee grievances that may give rise to legal liability. While we carry employment practices liability insurance, we have become subject to claims related to reasonable accommodation requests, which have resulted and may continue to result in litigation. Furthermore, while the airline industry is committed to the safety of our guests and employees and has taken and will continue to take all necessary precautions, there can be no assurance that federal legislation or federal regulation will not be enacted or reinstated that increases our costs, our ongoing compliance burdens, and our exposure to claims of non-compliance.

The COVID-19 pandemic or similar events may also affect our operating and financial results in ways that are not presently known to us or that we currently do not expect. The COVID-19 pandemic may also exacerbate other risks described in this "Risk Factors" section, including, but not limited to, our dependence on leisure travel to Hawai'i, our competitiveness, demand for air travel generally and our services specifically, shifting consumer preferences and our substantial outstanding indebtedness.

Our agreement with Amazon increases the role of cargo in our business model, which may have negative impacts on our operating results and financial condition.

Our business has historically focused on passenger flights. The ATSA with Amazon is anticipated to increase our cargo operations. Historically, our revenue from non-passenger operations, which includes cargo, accounted for approximately 11.6%, 14.1%, and 21.3% of total revenue during the years ending December 31, 2022, 2021 and 2020, respectively. Under the ATSA, cargo operations are expected to account for a larger portion of our revenue. Our cargo operations for Amazon may not generate the levels of revenue anticipated. We expect to incur additional costs in order to ramp up and prepare for increased cargo operations, including hiring crew, opening mainland bases and preparing to provide line maintenance for the Amazon fleet. Our pre-service efforts could be costly and be time-consuming and distracting to our management. Additionally, we will incur costs before we generate revenue from our cargo operations for Amazon, which may negatively impact our business and results of operations. Once we begin generating revenue from cargo operations for Amazon, some or all of that revenue will be offset against the value of Amazon's vested warrant shares due to our accounting policies.

ECONOMIC RISKS

Our business is affected by global economic volatility, including any future economic downturns.

Our business and results of operations are significantly impacted by general world-wide economic conditions, including any future economic downturns. Our business depends on the demand for travel to, from and within the Hawaiian Islands and such demand for discretionary air travel remains unpredictable. Further deterioration or instability in demand, including resulting from any reinstatement of COVID-19 related travel restrictions or recommendations, ongoing economic uncertainty or recession may result in sustained reduction in our passenger traffic and/or increased competitive pressure on fares in the markets we serve, which could continue to negatively impact our results of operations and financial condition. There can be no assurance that we will be able to offset passenger revenue reductions with other revenue, by reducing our costs or by seeking financing arrangements or other programs or opportunities. We also may not have sufficient cash flows to support our debt obligations, on which more detail is provided in Note 8 of the Notes to Consolidated Financial Statements.

Our business is highly dependent on tourism to, from, and amongst the Hawaiian Islands and our financial results have been impacted and may continue to be impacted by the current and any future downturn in tourism levels.

Our principal base of operations is in Hawai'i and our revenue is linked primarily to the number of travelers (mainly tourists) to, from and amongst the Hawaiian Islands. As a result of the COVID-19 pandemic and government mandates related to travel, we experienced a significant decline in the demand for travel to, from and amongst the Hawaiian Islands. The State of Hawai'i stopped imposing quarantine, testing and vaccination requirements at the end of the first quarter of 2022, but certain foreign government restrictions remained in effect for international travelers during 2022. We have and will continue to incur costs as we further increase our number of flights as passenger traffic to and within the Hawaiian Islands increases, which we incur before the anticipated additional revenue is earned.

Hawai'i tourism levels are generally affected by the economic and political climate impacting air travel and tourism markets generally, including the availability of hotel accommodations, the popularity of tourist destinations relative to other vacation destinations, and other global factors including health crises, natural disasters, safety, and security. While we have seen some increased tourism activity in the state of Hawai'i since the start of the COVID-19 pandemic, we cannot predict if and when tourism levels will be sustained at levels seen prior to the COVID-19 pandemic, particularly with respect to international markets. Additionally, from time to time, various events and industry-specific problems such as labor strikes have had a negative impact on tourism generally and in Hawai'i specifically. The occurrence of natural disasters, such as hurricanes, earthquakes, volcanic eruptions, and tsunamis, in Hawai'i or other parts of the world, could also have an adverse effect or compound the existing adverse effect of the COVID-19 pandemic or economic downturn on tourism. In addition, the potential or actual occurrence of terrorist attacks, wars, and/or the threat of other negative world events have had, and may in the future have, a material adverse effect on or compound the ongoing effect of the COVID-19 pandemic on tourism.

Our business is highly dependent on the price and availability of fuel.

Our results and operations are heavily impacted by the price and availability of jet fuel. The cost of jet fuel remains high and the availability of jet fuel remains volatile. The cost and availability of jet fuel are subject to political, economic, and market factors that are generally outside of our control, including those related to the conflict between Russia and Ukraine. Prices may be affected by many factors including, without limitation, the impact of political instability, crude oil production and refining capacity, unexpected changes in the availability of petroleum products due to disruptions to distribution systems or refineries, unpredicted increases in demand due to weather or the pace of global economic growth, inventory reserve levels of crude oil and other petroleum products, the relative fluctuation between the U.S. dollar and other major currencies, government taxes and regulations that increase the price or reduce the availability of jet fuel, and the actions of speculators in commodity markets. Because of the effects of these factors on the price and availability of jet fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty.

Also, due to the competitive nature of the airline industry, there can be no assurance that we will be able to increase our fares or other fees to sufficiently offset any increase in fuel prices.

While we may enter into derivative agreements to protect against the volatility of fuel costs, there is no assurance that such agreements will protect us during unfavorable market conditions or that counterparties will be able to perform under these hedge arrangements.

See Item 7A, *Quantitative and Qualitative Disclosures About Market Risk*, for further information regarding our exposure to the price of fuel.

Our business is exposed to foreign currency exchange rate fluctuations.

Prior to the COVID-19 pandemic, our business had been expanding internationally with an increasing percentage of our passenger revenue generated from our International routes. The fluctuation of the U.S. dollar relative to foreign currencies can significantly affect our results of operations and financial condition. For example, the value of the Japanese Yen has experienced significant volatility versus the U.S. dollar recently. Any weakening of the Japanese Yen relative to the U.S. dollar causes our flights, and travel in general, from Japan to Hawai'i to become more expensive to customers in Japan, which could negatively impact our business. To manage the effects of fluctuating exchange rates, we periodically enter into foreign currency forward contracts and execute payment of expenditures in those locations in local currency. As of December 31, 2022, we have Japanese Yen denominated debt totaling $163.9 million. If our business continues to expand internationally, there is no assurance that these agreements will protect us against foreign currency exchange rate fluctuations during unfavorable market conditions or that our counterparties will be able to perform under these hedge arrangements.

See Item 7A, *Quantitative and Qualitative Disclosures About Market Risk*, for further information regarding our exposure to foreign currency exchange rates.

LIQUIDITY RISKS

Our financial liquidity could be adversely affected by credit market conditions.

Our business requires access to capital markets to finance equipment purchases, including aircraft, and to provide liquidity in seasonal or cyclical periods of weaker revenue generation. In particular, we will face specific funding requirements with respect to our obligation under purchase agreements with Boeing to acquire new aircraft. We may finance these upcoming aircraft deliveries; however, the unpredictability of global credit market conditions, particularly in light of the U.S. Federal Reserve System (Federal Reserve) raising interest rates and taking extraordinary measures to avoid default, may adversely affect the availability of financing or may result in unfavorable terms and conditions.

Our current unencumbered aircraft can be financed to increase our liquidity, but such financings may be subject to unfavorable terms. In light of current market conditions, any such financings are likely to reflect loan-to-value ratios and interest rates and other terms and conditions less favorable than our recent aircraft financings.

Additionally, there can be no assurance that we will not face credit rating downgrades as a result of weaker than anticipated performance of our business or other factors, as demonstrated by our credit rating downgrades in 2020. Future downgrades could adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets.

We can offer no assurance that financing we may need in the future will be available when required or that the economic terms on which it is available will not adversely affect our financial condition. If we cannot obtain financing or we cannot obtain financing on commercially reasonable terms, our business and financial condition may be adversely affected.

Our debt could adversely affect our liquidity and financial condition, and include covenants that impose restrictions on our financial and business operations.

As of December 31, 2022, we had approximately $1.5 billion in outstanding commercial debt, excluding funds borrowed under the federal Payroll Support Program. Our debt and related covenants could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit, along with the financial and other restrictive covenants in the agreements governing our debt, our ability to borrow additional funds;

- place us at a competitive disadvantage compared to other less leveraged competitors and competitors with debt agreements on more favorable terms than us; and

- adversely affect our ability to secure additional financing in the future on acceptable terms or at all, which would impact our ability to fund our working capital, capital expenditures, acquisitions or other general corporate purpose needs.

These agreements require us to meet certain covenants. If we breach any of these covenants we could be in a default under these facilities, which could cause our outstanding obligations under these facilities to accelerate and become due and payable immediately, and could also cause us to default under our other debt or lease obligations and lead to an acceleration of the obligations related to such other debt or lease obligations. The existence of such a default could also preclude us from borrowing funds under other credit facilities.

Our ability to comply with the provisions of financing agreements can be affected by events beyond our control and a default under any such financing agreements if not cured or waived, could have a material adverse effect on us. In the event our debt is accelerated, we may not have sufficient liquidity to repay these obligations or to refinance our debt obligations, resulting in a material adverse effect on our financial condition.

We have entered into agreements with the Treasury pursuant to the CARES Act, the CAA 2021, and the ARP 2021 that have certain operating and other restrictions.

As a condition of receiving grants and loans under the Payroll Support Program 3 Agreement with the Treasury (PSP3 Agreement), we agreed to several restrictive requirements. Currently, we must limit executive compensation through April 1, 2023, which may restrict our ability to incentivize our executives, which may negatively affect our business operations.

We are required to maintain reserves under our credit card processing agreements which could adversely affect our financial and business operations.

Under our bank-issued credit card processing agreements, certain proceeds from advance ticket sales may be held back to serve as collateral to cover any possible chargebacks or other disputed charges that may occur. As of December 31, 2022 and 2021, there were no holdbacks held by our credit card processors.

In the event of a material adverse change in our business, the holdback could incrementally increase to an amount up to 100% of the applicable credit card activity for all unflown flights, which would also cause an increase in the level of restricted cash. If we are unable to obtain a waiver, or otherwise mitigate the increase in restricted cash, it could adversely affect our liquidity and also cause a covenant violation under other debt or lease obligations and have a material adverse effect on our financial condition.

COMPETITIVE ENVIRONMENT RISKS

We operate in an extremely competitive environment.

The airline industry is characterized by low profit margins, high fixed costs, and significant price competition. We compete with other airlines on all of our Domestic and International routes. The commencement of, or increase in, service on our routes by existing or new carriers at aggressive prices has and could continue to negatively impact our operating results, including as demand for air travel rebuilds. Most of our competitors are much larger and have greater financial resources and brand recognition than we do. Moreover, competitors or potential competitors may merge or enter alliances that increase their financial resources and other strategic advantages. Aggressive marketing tactics or a prolonged fare competition initiated by one or more of these competitors could adversely affect our financial resources and our ability to compete in these markets. Additionally, our competitors have been and may continue to be more successful in navigating the challenges related to COVID-19, including having easier access to additional capital and more favorable lending terms, which could impact our ability to compete successfully in the future. Since airline markets have few natural barriers to entry, we also face the constant threat of new entrants in all of our markets.

Additional capacity to or within Hawai'i, whether from network carriers or low-cost carriers, could decrease our share of the markets in which we operate, could cause a decline in our yields, or both, which could have a material adverse effect on our results of operations and financial condition.

Inflation may adversely affect us by increasing costs beyond what we can recover through price increases and may contribute to a recession.

In 2022, inflation increased throughout the U.S. economy to levels not seen in decades. Inflation can adversely affect us by increasing the costs of labor, fuel and other costs as well as by reducing demand for air travel. In an inflationary environment, depending on airline industry and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. We have experienced, and continue to experience, increases in the prices of labor, fuel and other costs of providing service. Continued inflationary pressures could impact our profitability.

In response to inflation, the Federal Reserve has increased interest rates in an effort to reduce inflationary pressures. The Federal Reserve's actions increase the risk of a recession in which demand for air travel is reduced, which could adversely affect our financial condition and results of operations.

Interest rate increases may adversely affect the fair value of our investments.

The Federal Reserve's interest rate increases have reduced and could continue to reduce, the fair value of our investments. Reductions in the fair value of our investments could have a negative impact on our earnings and liquidity.

The concentration of our business within Hawai'i, and between Hawai'i and the U.S. mainland, provides little diversification of our revenue.

During 2022, approximately 89% of our passenger revenue was generated from our Domestic routes. Most of our competitors, particularly major network carriers with whom we compete on North American and Neighbor Island routes, enjoy greater geographical diversification of their passenger revenue. As Domestic routes account for a significantly higher proportion of our revenue than they do for most of our competitors, a proportionately higher decline in demand for our domestic routes is likely to have a relatively greater adverse effect on our financial results than on those of our competitors. Sustained reduction in demand on our Domestic routes and continued industry capacity of major network carriers on routes to, from and within Hawai'i could adversely affect our financial results.

Our business is affected by the competitive advantages held by network carriers in the North America market.

During 2022, approximately 73% of our passenger revenue was generated from our North America routes. The majority of competition on our North America routes is from network carriers such as Alaska Airlines, American Airlines, Delta Air Lines, Southwest Airlines, and United Airlines, all of whom have a number of competitive advantages. Primarily, network carriers generate passenger traffic from and throughout the U.S. mainland, which enables them to attract higher customer traffic levels as compared to us.

In contrast, we lack a comparable direct network to feed passengers to our North America flights and are therefore more reliant on passenger demand in the specific cities we serve. We also rely on our code-share partner agreements (e.g. with JetBlue) to provide customers access to and from North American destinations currently unserved by us. Most network carriers operate from hubs, which can provide a built-in market of passengers depending on the economic strength of the hub city and the size of the customer group that frequents the airline. Our Honolulu and Maui hubs do not originate a large proportion of North American travel, nor do they have the population or potential customer franchise of a larger city to provide us with a significant built-in market. Passengers in the North American market, for the most part, do not originate in Honolulu, but on the U.S. mainland, making Honolulu primarily a destination rather than an origin of passenger traffic.

Our North America and Neighbor Island routes are affected by increased capacity provided by our competitors.

During 2022, approximately 89% of our passenger revenue was generated from our North America and Neighbor Island routes. Prior to, and during the COVID-19 pandemic, certain of our competitors increased capacity to and within Hawaiʻi by introducing new routes and increasing the frequency of existing routes from North America to Hawaiʻi and by the introduction of additional flights within the neighbor islands. We are unable to predict competitor capacity related to air travel to Hawaiʻi or between the neighbor islands. Any increased competitor capacity that decreases our share of traffic to Hawaiʻi or between the neighbor islands could ultimately have a material adverse effect on our results of operations and financial condition.

Our International routes are affected by competition from domestic and foreign carriers.

During 2022, approximately 11% of our passenger revenue was generated from our International routes. When our operations are not constrained by restrictions related to the COVID-19 pandemic, our competitors on these routes include both domestic and foreign carriers. Both domestic and foreign competitors have a number of competitive advantages that may enable them to attract higher customer traffic levels as compared to us.

Many of our domestic competitors are members of airline alliances, which provide customers access to each participating airline's international network, allowing for convenience and connectivity to their destinations. These alliances formed by our domestic competitors have increased in recent years. In some instances, our domestic competitors have been granted antitrust exemptions to form joint venture arrangements in certain geographies, further deepening their cooperation on certain routes. To mitigate this risk, we rely on code-share agreements with partner airlines to provide customers access to international destinations currently unserved by us.

Many of our foreign competitors are network carriers that benefit from network feed to support international routes on which we compete. In contrast, we lack a comparable direct network to feed passengers to our international flights, and are therefore more reliant on passenger demand in the specific destinations that we serve. Most network carriers operate from hubs, which can provide a built-in home base market of passengers. Passengers on our International routes, for the most part, do not originate in Hawaiʻi, but rather internationally, in these foreign carriers' home bases. We also rely on our code-share agreements and our relationships with travel agencies and wholesale distributors to provide customers access to and from International destinations currently unserved by us.

INFORMATION TECHNOLOGY AND THIRD-PARTY RISKS

If we do not maintain the privacy and security of personal information or other information relating to our customers or others, or fail to comply with applicable U.S. and foreign privacy, data protection, or data security laws or security standards imposed by our commercial partners, our reputation could be damaged, we could incur substantial additional costs, and we could become subject to litigation or regulatory penalties.

We receive, retain, transmit and otherwise process personal information and other information about our customers and other individuals, including our employees and contractors, and we are subject to increasing legislative, regulatory and customer focus on privacy, data protection, and data security both domestically and internationally. Numerous laws and regulations in the U.S. and in various other jurisdictions in which we operate relate to privacy, data protection, and security, including laws and regulations regarding the collection, processing, storage, sharing, disclosure, use and security of personal information and other data from and about our customers and other individuals. For example, in the European Union, the General Data Protection Regulation (GDPR) became effective in 2018. The United Kingdom has adopted legislation that substantially implements the GDPR. Additionally, California enacted the California Consumer Privacy Act (CCPA), effective as of January 1, 2020. Moreover, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in November 2020. The CPRA significantly modifies the CCPA and became effective in most material respects on January 1, 2023. Other states, including Virginia, Colorado, Utah and Connecticut, have enacted similar legislation. The GDPR and CCPA, and new and evolving laws such as the CPRA, and changes in laws or regulations relating to privacy, data protection and information security may require us to modify our practices with respect to the collection, use and disclosure of data. In particular, the GDPR provides for significant penalties in the case of non-compliance of up to €20 million or four percent of worldwide annual revenues, whichever is greater. The United Kingdom legislation implementing the GDPR provides for a similar penalty structure. The GDPR, CCPA, CPRA and other existing and proposed laws and regulations can be costly to comply with and can delay or impede our processing of data, result in negative publicity, increase our operating costs and subject us to claims or other remedies. The scope of laws and regulations relating to privacy, data protection, and security is changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other obligations of ours.

A number of our commercial partners, including payment card companies, have imposed data security standards or other obligations relating to privacy, data protection, or data security upon us. We strive to comply with applicable laws, regulations, policies, and contractual and other legal obligations relating to privacy, data protection, and data security. However, these legal, contractual, and other actual and asserted obligations may be interpreted and applied in new ways and/or in manners that are inconsistent, and may conflict with other obligations or our practices.

Any failure or perceived failure by us to comply with laws or regulations, our privacy or data protection policies, or other actual or asserted privacy-, data protection-, or information security-related obligations to customers, or other third parties, or any actual or perceived compromise of security resulting in the unauthorized disclosure, transfer, loss, unavailability, use, or other processing of personal or other information, may result in governmental investigations and enforcement actions, governmental or private litigation, other liability, our loss of the ability to process payment card transactions, or us becoming subject to higher costs for such transactions, or public statements critical of us by consumer advocacy groups, competitors, the media or others that could cause our current or prospective customers to lose trust in us, any of which could have an adverse effect on our business. Additionally, if third-party business partners that we work with, such as vendors, violate or are alleged to violate applicable laws, applicable policies or other privacy-, data protection-, or security-related obligations, such violations may also put our customers' or others' information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take customer data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

We will continue our efforts to comply with new and increasing privacy, data protection, and information security obligations; however, it is possible that such obligations may require us to expend additional resources, and may be difficult or impossible for us to meet. Any actual or alleged failure to comply with applicable U.S. or foreign privacy, data protection, or data security laws or regulations, any privacy or security standards imposed by our commercial partners, or any other actual or asserted obligations relating to privacy, data protection, or information security, may result in claims, regulatory investigations and proceedings, private litigation and proceedings, and other liability, all of which may adversely affect our reputation, business, results of operations and financial condition.

Our actual or perceived failure to protect customer information or other personal information or confidential information could result in harm to our business.

Our business and operations involve the storage, transmission and processing of information about our customers, our employees and contractors, our business partners, and others, as well as our own confidential information. We have been and may again become the target of cyber-attacks by third parties seeking unauthorized access to any of these types of information or to disrupt our business or operations. Ransomware and other malware, business e-mail, compromises, fraudulent sales of frequent flier miles, and general hacking have become more prevalent in our industry. While we have taken steps to protect customer information and other confidential information to which we have access, there can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. We and our third-party service providers may be unable to anticipate attempted security breaches and to implement adequate preventative measures, and our security measures or those of our third-party service providers could be breached or otherwise compromised, we could suffer data loss, corruption, or unavailability, unauthorized access to or use of the systems or networks used in our business and operations, and unauthorized, accidental, or unlawful access to, or disclosure, modification, misuse, loss, unavailability, destruction, or other unauthorized processing of our or our customers' information. We may also experience security breaches or other incidents that may remain undetected for an extended period. Further, third parties may also conduct attacks designed to disrupt or deny access to the systems and networks used in our business and operations.

Actual or perceived security breaches or other security incidents could result in unauthorized use of or access to systems and networks, unauthorized, accidental, or unlawful access to, or disclosure, modification, misuse, loss, unavailability or destruction of, our or our customers' information, and may lead to litigation, claims, indemnity obligations, regulatory investigations and other proceedings, severe reputational damage adversely affecting customer or investor confidence and causing damage to our brand, indemnity obligations, disruption to our operations, damages for contract breach, and other liability, and may adversely affect our revenues and operating results. Additionally, our service providers may suffer security breaches or other incidents that may result in unauthorized access or otherwise compromise data stored or processed for us that may give rise to any of the foregoing.

Any such actual or perceived security breach or other incident may lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach or other incident, address and eliminate vulnerabilities, and to prevent future security breaches or incidents, as well as significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, costs in connection with payment card brand fines, and other liabilities. Certain breaches affecting payment card information or the environment in which such information is processed may also result in a loss of our ability to process payment cards or increased costs associated with doing so. We have incurred and expect to incur ongoing expenditures in an effort to prevent information security breaches and other security incidents.

We cannot be certain that our insurance coverage will be adequate for information security liabilities actually incurred or to cover any indemnification claims against us relating to any incident. Furthermore, we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We are increasingly dependent on technology and automated systems to operate our business.

We depend heavily on technology and automated systems to effectively operate our business. These systems include flight operations systems, communications systems, airport systems, reservations systems, management and accounting systems, commercial websites, including www.hawaiianairlines.com, and other IT systems, many of which must be able to accommodate high traffic volumes, maintain secure information and provide accurate flight information, as well as process critical financial transactions. Any substantial, extended, or repeated failures of these systems could negatively affect our customer service, compromise the security of customer information or other information stored on, transmitted by, or otherwise processed by these systems, result in the loss of or damage to important data, loss of revenue and increased costs, and generally harm our business. Additionally, loss of key talent required to maintain and advance these systems could have a material impact on our operations. Like other companies, our systems may be vulnerable to disruptions due to events beyond our control, including natural disasters, power disruptions, software or equipment failures, terrorist attacks, cybersecurity incursions, computer viruses and hackers. There can be no assurance that the measures we have taken to reduce the adverse effects of certain potential failures or disruptions are adequate to prevent or remedy disruptions of our systems or prevent or mitigate all attacks. In addition, we will need to continuously make significant investments in technology to periodically upgrade and replace existing systems. If we are unable to make these investments or fail to successfully implement, upgrade or replace our systems, including our transition to the Amadeus Altéa Passenger Service System in April 2023, our business could be adversely impacted. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, results of operations and financial condition that may result from system interruptions or system failures.

We are highly reliant on third-party contractors to provide certain facilities and services for our operations, and termination of our third-party agreements could have a potentially adverse effect on our financial results.

There are a limited number of qualified employees and personnel in the airline and information technology industry, especially within the Hawai'i market. Due to these limitations, we have historically relied on outside vendors for a variety of services and functions critical to our business, including aircraft maintenance and parts, code-sharing, reservations, computer services including hosting and software maintenance, accounting, frequent flyer programs, passenger processing, ground facilities, baggage and cargo handling, personnel training, and the distribution and sale of airline seats. Our reliance on outside vendors may continue to increase in the future.

The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services are likely to reduce our revenues, increase expenses, and/or prevent us from operating our flights and providing other services to our customers. Additionally, our business and financial performance would be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

LABOR RELATIONS AND RELATED COSTS RISKS

We are dependent on satisfactory labor relations.

Labor costs are a significant component of airline expenses and can substantially impact an airline's results of operations. A significant portion of our workforce is represented by labor unions. We have entered into collective bargaining agreements with our pilots, mechanical group employees, clerical group employees, flight attendants, and dispatchers. We cannot ensure that future agreements with our employees' labor unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs or otherwise adversely affect our business. We may make strategic and operational decisions that may require the consent of one or more of these labor unions, and these labor unions could demand additional wages, benefits or other consideration in return for their consent.

In addition, on June 30, 2022, the U.S. Supreme Court denied review of the Ninth Circuit's ruling in *Bernstein v. Virgin America, Inc.*, which held that federal law did not preempt the California state meal-and-rest-break regulations for covered flight attendants. The *Bernstein* decision may make our compliance with labor law more complex because of uncertainty about the applicable standard when federal, state and local labor, and other laws, conflict. Application of state and local laws to our operations may conflict with federal laws, or with the laws of other states and local governments, and may subject us to additional requirements and restrictions, which might affect our relationship with our workforce and cause our expenses to increase. Application of conflicting laws may result in operational disruption or have negative effects on our collective bargaining agreements, and any failure or perceived failure by us to comply with federal, state or local labor laws may lead to litigation.

Our operations may be adversely affected if we are unable to attract and retain qualified personnel and key executives.

We believe that our future success is dependent on the knowledge and expertise of our key executives and highly qualified management, technical, and other personnel. Attracting and retaining such personnel in the airline industry is highly competitive. We cannot be certain that we will be able to retain our key executives or attract other qualified personnel in the future, including in light of the restrictions on executive compensation imposed on us under the PSP and subsequent extensions thereof. Any inability to retain our key executives, or other senior technical personnel, or attract and retain additional qualified executives, could have a negative impact on our operations.

In addition, as we rebuild our operations as passenger demand recovers, and expand our operations through the acquisition of new aircraft and introduction of service to new markets, it may be challenging to attract a sufficient number of qualified personnel including pilots, mechanics and other skilled labor. As we compete with other carriers for qualified personnel, we also face the challenge of attracting individuals who embrace our team-oriented, friendly and customer-driven corporate culture. Our inability to attract and retain qualified personnel who embrace our corporate culture could have a negative impact on our reputation and overall operations.

STRATEGY AND BRAND RISKS

Our failure to successfully implement our route and network strategy could harm our business.

Our route and network strategy (how we determine to deploy our fleet) includes initiatives to increase revenue, decrease costs, mature our network, and improve distribution of our sales channels. It is critical that we execute upon our planned strategy in order for our business to attain economies of scale and to sustain or improve our results of operations. If we are unable to utilize and fill increased capacity provided by additional aircraft entering our fleet, hire and retain skilled personnel, or secure the required equipment and facilities in a cost-effective manner, we may be unable to successfully develop and grow our new and existing markets, which may adversely affect our business and operations.

We continue to strive toward aggressive cost-containment goals which are an important part of our business strategy to offer the best value to passengers through competitive fares while maintaining acceptable profit margins and return on capital. We believe a lower cost structure will better position us to fund our strategy and take advantage of market opportunities. If we are unable to adequately contain our non-fuel unit costs, our financial results may suffer.

Any damage to our reputation or brand image could adversely affect our business or financial results.

Maintaining a good reputation globally is critical to our business. Our reputation or brand image could be adversely impacted by, among other things, any failure to maintain our safety record, our high ethical, social and environmental sustainability practices for all of our operations and activities, our impact on the environment, public pressure from investors or policy groups to change our policies, such as initiatives to address climate change, customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, or customer perceptions of statements made by us, our employees and executives, agents or other third parties. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial results, as well as require additional resources to rebuild our reputation.

We also increasingly use social media to communicate news and events. The inappropriate and/or unauthorized use of certain platforms or outlets could damage our brand image and reputation, and could lead to a loss of goodwill with our customers and stakeholders. Inappropriate or unauthorized use of social media could have legal implications if, for example, employees improperly collect or disseminate personally identifiable information of employees, customers or other stakeholders. Further, disclosure of our non-public information by our employees or others, whether intentional or unintentional, through social media could lead to information loss.

Our reputation and financial results could be harmed in the event of adverse publicity, such as in the event of an aircraft accident or incident, or if we are unable to achieve certain sustainability goals.

Our customer base is broad and our business activities have significant prominence, particularly in Hawai‘i and other destinations we serve. Consequently, negative publicity, including on social media, resulting from real or perceived shortcomings in our customer service, employee relations, business conduct, third-party aircraft components or other events or circumstances affecting our operations could negatively affect the public image of our company and the willingness of customers to purchase services from us, which could affect our financial results.

Additionally, we are exposed to potential losses that may be incurred in the event of an aircraft accident or incident. Any such accident or incident involving our aircraft or an aircraft operated by one of our code-share partners could involve not only the repair or replacement of a damaged aircraft or aircraft parts, and its consequential temporary or permanent loss of revenue, but also significant claims of injured passengers and others. We are required by the DOT to carry liability insurance, and although we currently maintain liability insurance in amounts consistent with the industry, we cannot be assured that our insurance coverage will adequately cover us from all claims and we may be forced to bear substantial losses incurred with an accident. In addition, any aircraft accident or incident could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

The airline industry is also subject to increasing scrutiny for its greenhouse gas emissions and impact on the environment. We are investing and intend to continue to invest towards achieving our environmental goals. While we are working to achieve our environmental goals, our sustainability plans and our ability to execute those sustainability plans are subject to substantial risks and uncertainties, including ongoing support from governments and other third-parties, the need for significant capital investment, and research and development as well as commercialization of new technologies. There can be no guarantee that we can achieve any or all of our environmental goals, and our brand, reputation and financial results may be harmed as a result of our inability to achieve such goals.

Our cargo business will be concentrated with Amazon, and any decrease in volumes or increase in costs, or a termination of our commercial agreement with Amazon, could have a significant impact on our business, operations, financial condition and brand.

We expect that a significant portion of our cargo revenue will consist of air cargo transportation services provided to Amazon under the ATSA. The ATSA does not require a minimum amount of volume or revenue and Amazon is permitted to decrease volume at any time. Our cargo business would not achieve its expected financial benefits if Amazon's use of our cargo services does not reach forecasted levels for any reason, including due to general economic conditions or preferences of Amazon and its customers. Such a shortcoming could significantly impact our business and results of operations.

In addition, the profitability of the ATSA is dependent on our ability to manage and accurately predict costs. Our projections of operating costs, crew productivity and maintenance expenses contain assumptions, including as to flight hours, aircraft reliability, crewmember productivity, compensation and benefits expense, and maintenance costs. If actual costs are higher than projected or aircraft reliability is less than expected, or aircraft become damaged and are out of revenue service for repair, the profitability of the ATSA and future operating results may be negatively impacted. We also rely on flight crews that are unionized. If collective bargaining agreements increase our costs and we cannot recover such increases, our operating results would be negatively impacted.

Performance under the ATSA is subject to a number of challenges and uncertainties, such as: unforeseen maintenance and other costs; our ability to hire pilots and other personnel necessary to support our services; interruptions in the operations under the ATSA as a result of unexpected or unforeseen events, whether as a result of factors within our control or outside of our control; and the level of operations and results of operations, including margins, under the ATSA being less than our current expectations and projections. The ATSA also contains monthly incentive payments for reaching specific on-time arrival performance thresholds, as well as providing for monetary penalties for on-time arrival performance below certain thresholds. As a result, our operating revenues may vary from period to period depending on the achievement of monthly incentives or the imposition of penalties. Further, we could be found in default if we do not maintain certain minimum reliability thresholds over an extended period of time. If we are placed in default due to the failure to maintain reliability thresholds, Amazon may elect to terminate all or part of the services we provide and pursue rights and remedies available to it at law or in equity. The ATSA is also subject to two extension options, which Amazon may choose not to exercise. To the extent that our volume of flying for Amazon is less than we anticipate or costs associated with our cargo business are higher than we forecast, or if the ATSA is terminated for any reason, our business, results of operations and financial condition could be significantly and adversely affected.

Our agreements with Amazon confer certain termination rights which, if exercised or triggered, may result in our inability to realize the full benefits of the agreements.

Our agreements with Amazon give Amazon the option to terminate in certain circumstances and upon the occurrence of certain events of default, including a change of control of Hawaiian or our failure to meet certain performance requirements. In particular, Amazon will have the right to terminate the agreement without cause after March 31, 2027, upon providing us prior written notice of termination and paying an early termination fee.

Upon termination, Amazon will generally, subject to certain exceptions, retain the warrants that have vested prior to the time of termination and, depending on the circumstances giving rise to the termination, may have the right to accelerated vesting of the remaining warrants upon a change of control of our company. Upon termination, Amazon or we may also have the right to receive a termination fee from the other party depending on the circumstances giving rise to the right of termination.

An exercise by Amazon of any of these termination rights could have an adverse effect on our business, results of operations and financial condition.

AIRLINE INDUSTRY, REGULATION AND RELATED COSTS RISKS

The airline industry has substantial operating leverage and is affected by many conditions that are beyond its control, which could harm our financial condition and results of operations.

Due to the substantial fixed costs associated with operating an airline, there is a disproportionate relationship between the cost of operating each flight and the number of passengers carried. However, the revenue generated from a particular flight is directly related to the number of passengers carried and the respective average fares applied. Accordingly, a decrease in the number of passengers carried, and when applicable, the aggregate effect of decreasing flights scheduled, causes a corresponding decrease in revenue that is likely to result in a disproportionately greater decrease in profits. Therefore, the reduction in airline passenger traffic as a result of the COVID-19 pandemic and any future reductions as a result of the following or other factors, which are largely outside of our control, will likely harm our business, financial condition, and results of operations:

- decline in general economic conditions;
- threat of terrorist attacks and conflicts overseas;
- actual or threatened war and political instability;
- increased security measures or breaches in security;
- adverse weather and natural disasters;
- changes in consumer preferences, perceptions, or spending patterns;
- increased costs related to security and safety measures;
- increased fares as a result of increases in fuel costs;
- outbreaks of contagious diseases or fear of contagion; and
- congestion or major construction at airports and actual or potential disruptions in the air traffic control system.

Our results of operations are and may continue to be volatile due to the conditions identified above. We cannot ensure that our financial resources will be sufficient to absorb the effects of the COVID-19 pandemic or any unexpected events, including those identified above.

Our operations may be disrupted if we are unable to obtain and maintain adequate facilities and infrastructure at airports within the state of Hawaiʻi.

We must be able to maintain and/or obtain adequate gates, maintenance capacity, office space, operations areas, and ticketing facilities, especially at airports within the state of Hawaiʻi, to be able to operate our existing and proposed flight schedules. Failure to maintain such facilities and infrastructure may adversely impact our operations and financial performance.

Our business is subject to substantial seasonal and cyclical volatility.

Our results of operations reflect the impact of seasonal volatility primarily due to passenger leisure and holiday travel patterns. Because of fluctuations in our results from seasonality, operating results for a historical period are not necessarily indicative of operating results for a future period and operating results for an interim period are not necessarily indicative of operating results for an entire year. Moreover, due to the widespread impact of the COVID-19 pandemic on the demand for air travel generally and travel to and within Hawai'i specifically, we have seen significant declines in demand for air travel in 2020, 2021 and 2022 as compared to the years before the COVID-19 pandemic. As Hawai'i is a popular vacation destination, demand from North America, our largest source of visitors, is typically stronger during the months of June, July, August and December and considerably weaker at other times of the year. Because of fluctuations in our results from seasonality, operating results for a historical period are not necessarily indicative of operating results for a future period and operating results for an interim period are not necessarily indicative of operating results for an entire year.

Our cargo operations are also subject to seasonal volatility. Global trade flows are typically seasonal in nature, with peak activity during the retail holiday season. Demand for air cargo capacity is historically low following the seasonal holiday peak in the fourth quarter of the previous year. While we expect our revenues to fluctuate seasonally, a significant proportion of the costs associated with our cargo business, such as crew salaries and benefits, facilities and overhead costs, cannot easily be reduced to match the seasonal drop in demand.

Because of fluctuations in our results from seasonality, operating results for a historical period are not necessarily indicative of operating results for a future period and operating results for an interim period are not necessarily indicative of operating results for an entire year.

Terrorist attacks or international hostilities, or the fear of terrorist attacks or hostilities, even if not made directly on the airline industry, could negatively affect us and the airline industry.

Terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, hostilities or acts of war, could adversely affect the airline industry, including us, and could result in a significant decrease in demand for air travel, increased security costs, increased insurance costs covering war-related risks, and increased flight operational loss due to cancellations and delays. Any future terrorist attacks or the implementation of additional security-related fees could have a material adverse effect on our business, financial condition and results of operations, and on the airline industry in general.

The airline industry is subject to extensive government regulation, new regulations, and taxes which could have an adverse effect on our financial condition and results of operations.

Airlines are subject to extensive regulatory requirements that result in significant costs. New, and modifications to existing, laws, regulations, taxes and airport rates, and charges imposed by domestic and foreign governments have been proposed from time to time that could significantly increase the cost of airline operations, restrict operations or reduce revenue. The Federal Aviation Administration (FAA) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, aircraft landing safety measures, including with respect to the interaction of aircraft systems with new technologies such as 5G C-band service, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections, and maintenance procedures to be conducted on older aircraft. A failure to be in compliance, or a modification, suspension or revocation of any of our DOT/FAA authorizations or certificates, would have a material adverse impact on our operations.

We cannot predict the impact that laws or regulations may have on our operations, nor can we ensure that laws or regulations enacted in the future will not adversely affect our business. Further, we cannot guarantee that we will be able to obtain or maintain necessary governmental approvals. Once obtained, operating permits are subject to modification and revocation by the issuing agencies. Compliance with these and any future regulatory requirements could require us to incur significant capital and operating expenditures.

In addition to extensive government regulations, the airline industry is dependent on certain services provided by government agencies (DOT, FAA, U.S. Customs and Border Protection (CBP) and the TSA). Furthermore, because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have significantly increased their rates and charges to airlines, including us, and may continue to do so in the future. In addition to passenger security requirements, the TSA has adopted comprehensive regulations governing air cargo transportation, covering things like cargo screening and security clearances for people with access to cargo. Additional measures have been proposed, which, if adopted, may have an adverse impact on our ability to efficiently process cargo and could increase our costs.

We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions and the potential increased impacts of severe weather events on our operations and infrastructure.

There is increasing global regulatory focus on climate change and emissions of greenhouse gases, including CO_2. In particular, ICAO is in the process of adopting rules, including the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), of which the U.S. federal government has opted to participate in the voluntary phases from 2021-2026. As part of the CORSIA program, we are currently monitoring our international emissions for reporting purposes, and such data will be used in calculations to determine subsequent carbon offsetting requirements under the CORSIA program. At this time, we cannot predict the costs of complying with any future obligations under the CORSIA program. Regardless of the method of regulation or application of CORSIA, further policy changes with regard to climate change are possible, which could increase operating costs in the airline industry and, as a result, adversely affect our operations.

In the event that CORSIA does not come into force as expected, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that may affect global competitors differently. Concerns over climate change may result in the adoption of municipal, state, regional, and federal requirements or in changing business environments that may result in increased costs to the airline industry and us. In addition, several countries and U.S. states have adopted or are considering adopting programs to regulate greenhouse gas emissions. On January 20, 2021, the United States rejoined the Paris Climate Accord and the current Presidential administration has made climate change mitigation an important policy priority. For example, on September 9, 2021, the current Presidential administration launched the Sustainable Aviation Fuel Grand Challenger to scale up the production of sustainable aviation fuel, aiming to reduce greenhouse gas emissions from aviation by 20% by 2030. Additionally, the EPA pressed for ambitious new aircraft greenhouse gas emission standards at international negotiations organized by ICAO in 2022. The current Presidential administration may adopt additional regulatory changes that could impact the airline industry and our business. Moreover, certain airports have adopted, and others could in the future adopt, greenhouse gas emission or climate-neutral goals that could impact our operations or require us to make changes or additional investments in our infrastructure.

All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions, make capital investments to modernize aspects of our operations, purchase carbon offset credits, or otherwise pay for our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. We may not be able to increase revenue in proportion with such additional costs.

We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We could also experience significant operational disruption and increased costs as a result of increases in the frequency, severity and duration of severe weather events caused by climate change. Such severe weather events may increase the incidence of delays and cancellations, increase turbulence-related injuries, impact fuel consumption to avoid weather, require repositioning of aircraft to avoid damage or accommodate changed flights, or reduce demand for travel. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Federal budget constraints may adversely affect our industry, business, results of operations and financial position.

Many of our airline operations are regulated by governmental agencies, including the FAA, the DOT, the CBP, the TSA, and others. If the federal government were to experience issues in reaching budgetary consensus in the future resulting in mandatory furloughs and/or other budget constraints, our business and results of operations could be materially negatively impacted, including as a result of actual or potential disruption in the air traffic control system, actual or perceived delays at various airports, and delays in deliveries of new aircraft, which may materially adversely impact our industry, our business, results of operations and financial positions.

The airline industry is required to comply with various environmental laws and regulations, which could inhibit our ability to operate and could also have an adverse effect on our results of operations.

Many aspects of airlines' operations are subject to increasingly stringent federal, state, local, and foreign laws protecting the environment. U.S. federal laws that have a particular impact on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, the Comprehensive Environmental Response Act and the Compensation and Liability Act. Compliance with these and other environmental laws and regulations can require significant expenditures, and violations can lead to significant fines and penalties. Governments globally are increasingly focusing on the environmental impact caused by the consumption of fossil fuels and as a result have proposed or enacted legislation which may increase the cost of providing airline service or restrict its provision. We expect the focus on environmental matters to increase.

Concern about climate change and greenhouse gases may result in additional regulation of aircraft emissions in the U.S. and abroad. In addition, other legislative or regulatory action to regulate greenhouse gas emissions is possible. At this time, we cannot predict whether any such legislation or regulation would apportion costs between one or more jurisdictions in which we operate flights. We are monitoring and evaluating the potential impact of such legislative and regulatory developments. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs. The impact to us and our industry from such actions is likely to be adverse and could be significant, particularly if regulators were to conclude that emissions from commercial aircraft cause significant harm to the atmosphere or have a greater impact on climate change than other industries.

Our operations may be adversely affected by our expansion into non-U.S. jurisdictions and the related laws and regulations to which we are subject.

The expansion of our operations into non-U.S. jurisdictions has expanded the scope of the laws and regulations to which we are subject, both domestically and internationally. Compliance with the laws and regulations of foreign jurisdictions and the restrictions on operations that these laws, regulations or other government actions may impose could significantly increase the cost of airline operations or reduce revenue. For example, various jurisdictions have imposed or are currently imposing restrictions that impede or restrict travel in response to the COVID-19 pandemic, and certain of our destinations in Asia have been revising their privacy and consumer laws and regulations. Limitations placed on our business as a result of these or other laws and regulations or failure to comply with evolving laws or regulations could result in significant penalties, criminal charges, costs to defend ourselves in a foreign jurisdiction, restrictions on operations and reputational damage. In addition, we operate flights on international routes regulated by treaties and related agreements between the U.S. and foreign governments, which are subject to change as they may be amended from time to time. Modifications of these arrangements could result in an inability to obtain or retain take-off or landing slots for our routes, route authorization and necessary facilities. Any limitations, additions or modifications to government treaties, agreements, regulations, laws or policies related to our International routes could have a material adverse impact on our financial position and results of operations.

We may be party to litigation or regulatory action in the normal course of business or otherwise, which could have an adverse effect on our operations and financial results.

From time to time, we are a party to or otherwise involved in legal or regulatory proceedings, claims, government inspections, investigations or other legal matters, both domestically and in foreign jurisdictions, including proceedings related to the COVID-19 pandemic. For example, due to cancelled or rescheduled flights in connection with the COVID-19 pandemic and other events, several U.S. airlines, including us, have been subject to class action complaints citing violation of state consumer statutes for allegedly failing or refusing to refund passenger tickets on cancelled flights. We believe we have meritorious defenses and intend to vigorously contest such claims. Resolving or defending legal matters, however, can take months or years. The duration of such matters can be unpredictable with many variables that we do not control including adverse party or government responses. Litigation and regulatory proceedings are subject to significant uncertainty and may be expensive, time-consuming and disruptive to our operations. In addition, an adverse resolution of a lawsuit, regulatory matter, investigation or other proceeding could have a material adverse effect on our financial condition and results of operations. We may be required to change or restrict our operations or be subject to injunctive relief, significant compensatory damages, punitive damages, penalties, fines or disgorgement of profits, none of which may be covered by insurance. We may have to pay out settlements that also may not be covered by insurance. There can be no assurance that any of these payments or actions will not be material. In addition, publicity of ongoing legal and regulatory matters may adversely affect our reputation.

Changes in tax laws or regulations could have a material adverse effect on our business, results of operations, and financial conditions.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the Treasury and state and local tax authorities. Changes in U.S. tax laws or their interpretations (which may have retroactive application) could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. For example, the U.S. recently enacted the Inflation Reduction Act, which, among other changes, implements a 1% excise tax on certain stock buybacks and a 15% alternative minimum tax on adjusted financial statement income of certain companies. Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, potentially adversely impacting our business, financial position and results of operations.

As we continue to grow internationally, we may also be subject to taxation in jurisdictions around the world with increasingly complex tax laws, the application of which may be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, potentially adversely affecting our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the relevant authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could adversely impact us and our results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had net operating loss carryforwards (NOLs) available to reduce future taxable income of approximately $236.0 million for federal income tax purposes that have indefinite carryover and approximately $708.0 million for state income tax purposes that will expire, if unused, beginning in 2024. The majority of our state NOLs relate to the state of Hawai'i, most of which have indefinite carryover, but are limited to 80% utilization.

Our ability to use our NOLs will depend on the amount of taxable income generated in future periods. If our financial results continue to be adversely impacted by the COVID-19 pandemic, there can be no assurance that an increase in the valuation allowance on our net deferred tax assets will not be required in the future. Such valuation allowance could be material. Additionally, due to the ongoing impacts of the COVID-19 pandemic and other economic factors, the NOLs may expire before we can generate sufficient taxable income to use them.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future.

Our insurance costs are susceptible to significant increases, and further increases in insurance costs or reductions in coverage could have an adverse effect on our financial results.

We carry types and amounts of insurance customary in the airline industry, including coverage for general liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability, and workers' compensation. We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain commercial airline insurance with a major group of independent insurers that regularly participate in world aviation insurance markets, including public liability insurance and coverage for losses resulting from the physical destruction or damage to our aircraft. However, there can be no assurance that the amount of such coverage will not change or that we will not bear substantial losses from accidents or damage to, or loss of, aircraft or other property due to other factors such as natural disasters. We could incur substantial claims resulting from an accident or damage to, or loss of, aircraft or other property due to other factors such as natural disasters in excess of related insurance coverage that could have a material adverse effect on our results of operations and financial condition. As a result of the COVID-19 pandemic, we have experienced, and may continue to experience, increases in our policy premiums as our policies become eligible for renewal.

Extended interruptions or disruptions in service have and could continue to have a material adverse impact on our operations.

Our financial results have been and may continue to be adversely affected by factors outside our control, including, but not limited to, flight cancellations, significant delays in operations, and facility disruptions, such as those caused by the COVID-19 pandemic. Our principal base of operations is in Hawai'i and a significant interruption or disruption in service has had and may continue to have a serious impact on our business and results of operations. In addition to international health crises, such as the COVID-19 pandemic, natural disasters, such as hurricanes, earthquakes and tsunamis, have in the past and may again impact the demand for transportation in the markets in which we operate.

FLEET AND FLEET-RELATED RISKS

We are dependent on our limited number of suppliers for aircraft, aircraft engines and parts.

We are dependent on a limited number of suppliers (e.g. Airbus, Boeing, Pratt & Whitney, Rolls Royce) for aircraft, aircraft engines, and aircraft-related items. We are vulnerable to malfunction, failure or other problems associated with the supply and performance of these aircraft and parts and/or related operational disruptions, such as those caused by the COVID-19 pandemic. Certain of our suppliers, including our supplier of engines for our A321neo aircraft, Pratt & Whitney, have experienced and continue to experience significant supply chain disruptions. We have experienced delays from such suppliers and may experience additional delays and part shortages in the future. These disruptions have and may continue to have a negative impact on our operations, including for example, aircraft out of service due to part unavailability. We do not yet know the full impact of operational disruptions caused by supply chain disruptions of our suppliers, in particular Pratt & Whitney. However, we anticipate continued delays for Pratt & Whitney engines on our A321neo aircraft during 2023. We believe that such disruptions could result in reputational harm, increased parts and maintenance costs, increased aircraft down time, and adverse effects on our financial position and results of operations.

Our agreements to purchase Boeing 787-9 aircraft represent significant future financial commitments and operating costs.

As of December 31, 2022, we had the following firm order commitments and purchase rights for additional aircraft:

Aircraft Type	Firm Orders	Purchase Rights	Expected Delivery Dates
A321neo aircraft	—	9	N/A
B787-9 aircraft	12	8	Between 2023 and 2027

We have made substantial pre-delivery payments for aircraft under existing purchase agreements and are required to continue these pre-delivery payments as well as make payments for the balance of the purchase price through delivery of each aircraft. In December 2022, we entered into a supplemental agreement to our B787-9 purchase agreement with the Boeing Company, pursuant to which (a) we agreed with the Boeing Company to defer the delivery of our B787-9 aircraft, the first of which we now expect to receive in the fourth quarter of 2023, with the remaining deliveries scheduled through 2027, and (b) we agreed to exercise purchase options for an additional two B787-9 aircraft with scheduled delivery dates in 2027.

These commitments substantially increase our future capital spending requirements and may require us to increase our level of debt in future years. We are continuing to evaluate our options to finance these commitments. There can be no assurance that we will be able to obtain such financing on favorable terms, or at all.

Delays in scheduled aircraft deliveries or other loss of fleet capacity may adversely impact our operations and financial results.

The success of our business depends on, among other things, the ability to effectively operate a certain number and type of aircraft. As noted above, we are uncertain about the future of our contractual commitments to purchase additional aircraft for our fleet and have and may continue to experience supply chain delays that impact the availability of our aircraft. Our inability to purchase and introduce new aircraft into our fleet could negatively impact our business, operations and financial performance. Even if we proceed with some or all of our contractual commitments to purchase additional aircraft, delays in scheduled aircraft, due to the COVID-19 pandemic or other circumstances, or our failure to integrate newly purchased aircraft into our fleet as planned may require us to utilize our existing fleet longer than expected. Such extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs.

We may never realize the full value of our long-lived assets such as aircraft and non-aircraft equipment, resulting in impairment and other related charges that may negatively impact our financial position and results of operations.

Long-lived assets used in operations consist principally of property and equipment and had a carrying value of approximately $1.9 billion at December 31, 2022. Economic and intrinsic triggers, which include the ongoing impact of the COVID-19 pandemic, extreme fuel price volatility, an uncertain economic and credit environment, unfavorable trends in historical or forecasted results of operations and cash flows, as well as other uncertainties, may cause us to record material impairments of our long-lived assets. Additionally, we could be subject to impairment charges in the future that could have an adverse effect on our financial position and results of operations in future periods.

Long-lived assets are tested for impairment when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. To determine whether impairment exists for aircraft used in operations, assets are grouped at the fleet-type level (the lowest level for which there are identifiable cash flows) and future cash flows are estimated based on projections of capacity, passenger mile yield, fuel costs, labor costs and other relevant factors. If, at any time, management determines the net carrying value of an asset is not recoverable, the amount is reduced to its fair value during the period in which such determination is made.

We continue to evaluate our current fleet and other long-lived assets for impairment accordingly. As of December 31, 2022, our remaining long-lived assets continued to generate future cash flows from operation of the fleet through the respective retirement dates in excess of their respective carrying values.

COMMON STOCK RISKS

Our share price is subject to fluctuations.

The market price of our stock is influenced by many factors, many of which are outside of our control, and include other factors discussed in the Risk Factors section, as well as the following:

- our operating results and financial condition

- how our operating results and financial condition compare to securities analyst expectations, particularly with respect to metrics for which we do not give guidance, including whether those results significantly fail to meet or exceed securities analyst expectations

- changes in the competitive environment in which we operate

- fuel price volatility including the availability of fuel

- announcements concerning our competitors including bankruptcy filings, mergers, restructurings or acquisitions by other airlines

- increases or changes in government regulation

- general and industry specific market conditions

- changes in financial estimates or recommendations by securities analysts

- sales of our common stock or other actions by investors with significant shareholdings

In recent years the stock market has experienced volatile price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, have affected and may continue to affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management's attention and resources. In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders may have an adverse impact on the market price of our common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level.

We do not expect to repurchase our common stock pursuant to our share repurchase program or pay dividends on our common stock for the foreseeable future.

Under the terms of our PSP3 Agreement, we were required to suspend payment of dividends and refrain from engaging in stock repurchases through September 30, 2022. We do not currently anticipate any future repurchases and we cannot provide any assurance that we will initiate any repurchase program again in the future. Additionally, although we have historically issued quarterly dividends, we cannot provide any assurance that we will declare dividends in the future, even though the PSP restrictions are no longer applicable, based on our operating results, financial condition, capital requirements, and general business conditions.

Our future earnings and earnings per share, as reported under generally accepted accounting principles, will be impacted by the Amazon warrants.

The warrants held by Amazon are subject to fair value measurements during periods that they are outstanding. Accordingly, future fluctuations in the fair value of the warrants are expected to adversely impact our reported earnings measures from time to time. See Note 14 of the Notes to Consolidated Financial Statements in the accompanying consolidated financial statements of this report for further information about the warrants issued to Amazon.

If Amazon or the Treasury exercise their rights to acquire shares of our common stock pursuant to the outstanding warrants held by them, such exercise will dilute the ownership interests of our then-existing stockholders and could adversely affect the market price of our common stock.

If Amazon or the Treasury exercise their rights to acquire shares of our common stock pursuant to their warrants, it will dilute the ownership interests of our then-existing stockholders and reduce our earnings per share. In addition, any sales in the public market of any common stock issuable upon the exercise of the warrants by Amazon or the Treasury, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock. Moreover, the warrants include anti-dilution adjustments for certain issuances of common stock or convertible securities by us. If such anti-dilution adjustments are made, Amazon would receive more shares for the exercise of its warrants than before the anti-dilution adjustment, increasing their dilutive impact.

Our certificate of incorporation includes a provision limiting voting and ownership by non-U.S. citizens and our bylaws include a provision specifying an exclusive forum for stockholder disputes.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our certificate of incorporation restricts voting of shares of our common stock by non-U.S. citizens. Our certificate of incorporation provides that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the "foreign stock record," would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law.

Our certificate of incorporation further provides that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. As of December 31, 2022, we believe we were in compliance with the foreign ownership rules.

Our bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any other state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or other employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers, stockholders or other employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (as each may be amended or restated from time to time); or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Accordingly, stockholders may be limited in the forum in which they are able to pursue legal actions against us.

Certain provisions of our certificate of incorporation and bylaws, and our issuance of warrants to Amazon, may delay or prevent a change of control, which could materially adversely affect the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that may make it difficult to remove our Board of Directors and management, and may discourage or delay a change of control, which could materially and adversely affect the price of our common stock. These provisions include, among others:

- the ability of our Board of Directors to issue, without further action by the stockholders, series of undesignated preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control;

- advance notice procedures for stockholder proposals to be considered at stockholders' meetings and for nominations of candidates for election to our Board of Directors;

- the ability of our Board of Directors to fill vacancies on the board;

- a prohibition against stockholders taking action by written consent;

- a prohibition against stockholders calling special meetings of stockholders; and

- super-majority voting requirements to modify or amend specified provisions of our certificate of incorporation.

In addition, some terms of the agreements between us and Amazon may discourage attempts to acquire our company. Amazon is entitled to notice of certain transactions, including transactions that might result in a change of control of Hawaiian, ten days before we enter into a definitive agreement related to such transactions, subject to certain exceptions. Also, the vesting of the warrants issued by us to Amazon will generally, subject to certain exceptions, be accelerated upon a change of control of the Company.

If Amazon exercises its right to acquire additional shares of our common stock pursuant to its warrants, Amazon may become a significant stockholder.

The warrants issued by us to Amazon grant Amazon the right to purchase, in the aggregate, up to 15%, as of the date of the agreements, of our common stock on a post-issuance basis. If the warrants issued to Amazon, including pursuant to any anti-dilutive adjustments, are exercised, Amazon may become a significant stockholder of our company.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade the outlook of our common stock, the market price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade the outlook for our common stock or issue other negative commentary about us or our industry. Furthermore, if one or more of these analysts cease coverage of us, we could lose visibility in the market. In addition, analysts and other market observers assessing our performance and prospects will take into account our existing and future amounts of debt, securities offerings, and any offers by us to repurchase our securities. As a result of one or more of these factors, the market price of our common stock could decline and cause you to lose all or a portion of your investment.

SECURITIES OFFERINGS RISKS

In connection with the issuance of Hawaiian's enhanced equipment trust certificates, our indebtedness and liabilities could limit the cash flow available for our operations, and consequently expose us to risks that could materially adversely affect the resources available to us and Hawaiian to satisfy our obligations under such certificates.

As of December 31, 2022, the outstanding principal balance of our enhanced equipment trust certificate (EETC) issuances was $184.6 million. Offerings of structured finance securities, such as the EETC issuances may present risks similar to those of the other types of debt obligations in which we or Hawaiian may invest and, in fact, such risks may be of greater significance in the case of such structured finance securities. In addition, the performance of the EETCs will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. If we or Hawaiian fail to comply with these covenants or to make payments under such indebtedness when due, then we or Hawaiian would be in default under that indebtedness, which could, in turn, result in ours or Hawaiian's other indebtedness becoming immediately payable in full.

In connection with the issuance of the senior secured notes due 2026, our indebtedness and liabilities could limit the cash flow available for Hawaiian's operations, and consequently expose us to risks that could materially adversely affect the resources available to us to satisfy our obligations under the Notes.

In February 2021, we conducted a private offering of 5.75% senior secured notes due 2026 (the Notes) collateralized by certain loyalty and brand assets (Notes Offering). The indebtedness of Hawaiian and its subsidiaries increased significantly as a result of the Notes Offering. As of December 31, 2022, Hawaiian had approximately $1.6 billion of total indebtedness (excluding finance lease obligations of approximately $101.0 million and operating lease obligations of $425.6 million). We incurred approximately $1.2 billion principal amount of indebtedness as a result of the Notes Offering. We may also incur additional indebtedness to meet future financing needs. The indebtedness of Hawaiian and its subsidiaries could have significant negative consequences for our security holders and the resources available to satisfy our obligations under the Notes, including the following:

- greater difficulty satisfying our obligations with respect to the Notes;
- increasing Hawaiian's vulnerability to adverse economic and industry conditions;

- limiting Hawaiian's ability to obtain additional financing;

- requiring the dedication of a substantial portion of Hawaiian's cash flow from operations to service Hawaiian's indebtedness, which will reduce the amount of cash available for other purposes;

- limiting Hawaiian's flexibility to plan for, or react to, changes in its business;

- placing Hawaiian at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital; and

- potentially causing Hawaiian's credit ratings to be reduced and causing our and Hawaiian's debt and equity securities to significantly decrease in value.

Hawaiian's business, including the HawaiianMiles Program, may not generate sufficient funds, and we and Hawaiian may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our and Hawaiian's indebtedness, including the Notes, and our and Hawaiian's cash needs may increase in the future. In addition, future indebtedness that we or Hawaiian may incur may contain financial and other restrictive covenants that limit our ability to operate our business, including with respect to the HawaiianMiles Program, raise capital or make payments under our or Hawaiian's indebtedness. If we or Hawaiian fail to comply with these covenants or to make payments under ours or Hawaiian's indebtedness when due, then we or Hawaiian would be in default under that indebtedness, which could, in turn, result in ours and Hawaiian's other indebtedness becoming immediately payable in full.

RESTATEMENT OF OUR CONSOLIDATED FINANCIAL STATEMENTS RISKS

In the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our internal control over financial reporting as of March 31, 2022, June 30, 2022, and September 30, 2022. If we are unable to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations.

On October 21, 2022, the Audit and Finance Committee of our Board of Directors concluded, after discussion with our management, that our consolidated unaudited financial statements as of and for the quarterly periods ended March 31, 2022 and June 30, 2022 (collectively, the Non-Reliance Periods) included in the Quarterly Reports on Form 10-Q filed with the SEC for the Non-Reliance Periods, (1) should no longer be relied upon due to an error in accounting for net unrealized losses from equity securities, as further described below, and (2) would require restatement. As a result of this restatement, our management re-evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of March 31, 2022 and June 30, 2022 and evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of September 30, 2022. Management concluded that our disclosure controls and procedures were not effective as of March 31, 2022, June 30, 2022 and September 30, 2022, and that our internal control over financial reporting was not effective as of March 31, 2022, June 30, 2022 and September 30, 2022 due to a material weakness. Specifically, there was a lack of effectively designed control activity over the accounting for unrealized gains and losses on equity securities.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reporting and prevent fraud. We have concluded that we remediated the material weakness as of December 31, 2022.

Any failure to maintain effective internal control over financial reporting could adversely impact our ability to report our financial condition and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, there could be an adverse effect on our business, financial condition and results of operations. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we took and plan to take in the future will prevent the occurrence of additional material weaknesses or restatements of financial results in the future due to a failure to implement or maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

We may face litigation and other risks as a result of the restatement and material weakness in our internal control over financial reporting.

As part of the restatement, we identified a material weakness in our internal control over financial reporting. As a result of such material weakness, the restatement, the change in accounting for unrealized gains and losses on equity securities, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Annual Report on Form 10-K, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could adversely affect our business, financial condition and results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.   PROPERTIES.

Aircraft

The table below summarizes our total fleet as of December 31, 2021 and 2022, and expected fleet as of December 31, 2023 (based on existing executed agreements as of December 31, 2022):

Aircraft Type	December 31, 2021			December 31, 2022			December 31, 2023 (Expected)			Seating Capacity (Per Aircraft)	Simple Average Age (In Years)
	Leased[2]	Owned[3]	Total	Leased[2]	Owned[3]	Total	Leased[2]	Owned[3]	Total		
A330-200	12	12	24	12	12	24	12	12	24	278	9.5
A321neo	4	14	18	4	14	18	4	14	18	189	4.0
787-9	—	—	—	—	—	—	—	1	1	300	N/A
717-200	5	14	19	5	14	19	5	14	19	128	20.7
ATR 42-500[1] . . .	—	3	3	—	2	2	—	—	—	48	18.6
ATR 72-200[1] . . .	—	4	4	—	1	1	—	—	—	—	31.8
Total	21	47	68	21	43	64	21	41	62		

(1)   The ATR 42-500 turboprop and ATR 72-200 turboprop aircraft are owned by Airline Contract Maintenance & Equipment, Inc., a wholly-owned subsidiary of the Company. In the second quarter of 2021, we announced the termination of our 'Ohana by Hawaiian operations, which operated under a Capacity Purchase Agreement (CPA) with a third-party provider, and committed to a plan to dispose of the aircraft and related asset group. As of December 31, 2022, the asset group has been classified as assets held for sale on the Consolidated Balance Sheets. We expect to complete the sale of the remaining ATR 42-500 and ATR 72-200 in the first half of 2023.

(2) Leased aircraft include aircraft under finance and operating leases. See Note 9 to the Notes to Consolidated Financial Statements for further discussion regarding our aircraft leases.

(3) Includes unencumbered aircraft as well as those purchased and under various debt financing.

At December 31, 2022, we had 12 aircraft on order scheduled for delivery through 2027:

Delivery Year	B787-9 Aircraft[1]
2023	1
2024	3
2025	2
2026	2
2027	4
	12

---

(1) In July 2018, we entered into a purchase agreement for the purchase of 10 Boeing 787-9 "Dreamliner" aircraft with purchase rights for an additional 8 aircraft with scheduled deliveries between 2021 to 2025. In December 2022, we entered into a supplemental agreement to the purchase agreement, pursuant to which (a) we agreed with Boeing to defer delivery of the B787-9 aircraft, the first of which we now expect to receive in the fourth quarter of 2023 with the remaining deliveries scheduled through 2027, as reflected in the table above, and (b) agreed to exercise purchase options for an additional two B787-9 aircraft.

Ground Facilities

Our principal terminal facilities, cargo facilities and hangar and maintenance facilities are located at the Daniel K. Inouye International Airport (HNL). The majority of the facilities at HNL are leased on a month-to-month basis. We are also charged for the use of terminal facilities at other Neighbor Island airports owned by the state of Hawai'i. Some terminal facilities, including gates and holding rooms, are considered by the state of Hawai'i to be common areas and thus are not exclusively controlled by us. We also utilize other state of Hawai'i facilities, including station manager offices, Premier Club lounges, and operations support space.

The table below sets forth the airport locations to which we have access pursuant to various agreements as of December 31, 2022:

Name of Airport	Location	
Phoenix Sky Harbor International Airport	Phoenix	Arizona
Long Beach Airport	Long Beach	California
Los Angeles International Airport	Los Angeles	California
Oakland International Airport	Oakland	California
Ontario International Airport	Ontario	California
Sacramento International Airport	Sacramento	California
San Diego International Airport	San Diego	California
San Francisco International Airport	San Francisco	California
Norman Y. Mineta San Jose International Airport	San Jose	California
Hilo International Airport	Hilo	Hawai'i
Daniel K. Inouye International Airport	Honolulu	Hawai'i
Kahului Airport	Kahului	Hawai'i
Ellison Onizuka Kona International Airport	Kailua-Kona	Hawai'i
Lihu'e Airport	Lihu'e	Hawai'i

Name of Airport	Location	
Boston Logan International Airport	Boston	Massachusetts
Harry Reid International Airport	Las Vegas	Nevada
John F. Kennedy International Airport	New York	New York
Austin-Bergstrom International Airport	Austin	Texas
Portland International Airport	Portland	Oregon
Seattle-Tacoma International Airport	SeaTac	Washington
Pago Pago International Airport	Pago Pago	American Samoa
Sydney International Airport	Sydney	Australia
Haneda International Airport	Tokyo	Japan
Fukuoka International Airport	Fukuoka	Japan
Kansai International Airport	Osaka	Japan
Narita International Airport	Tokyo	Japan
New Chitose International Airport	Sapporo	Japan
Auckland Airport	Auckland	New Zealand
Incheon International Airport	Seoul	South Korea
Faa'a International Airport	Papeete	Tahiti

Our corporate headquarters are located in leased premises adjacent to the Daniel K. Inouye International Airport.

ITEM 3.   LEGAL PROCEEDINGS.

We are subject to legal proceedings arising in the normal course of our operations. We do not anticipate that the disposition of any currently pending proceeding will have a material effect on our operations, business or financial condition.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "HA."

Holders

There were 670 stockholders of record of our common stock as of February 3, 2023, which does not reflect those shares held beneficially or those shares held in "street" name.

Dividends and Other Restrictions

Our receipt of financial assistance under the federal government's Payroll Support Programs precluded us from making any further dividend payments through September 30, 2022. We did not make any dividend payments during the twelve months ended December 31, 2022 and 2021. Prior to the suspension of dividend payments, we paid dividends of $5.5 million to shareholders of record during 2020.

U.S. law prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or controlling a U.S. air carrier. Our certificate of incorporation prohibits the ownership or control of more than 25% (to be increased or decreased from time to time, as permitted under the laws of the U.S.) of our issued and outstanding voting capital stock by persons who are not "citizens of the U.S." As of December 31, 2022, we believe we are in compliance with the law as it relates to voting stock held by non-U.S. citizens.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 18, 2020, as part of our response to the COVID-19 pandemic, we announced the suspension of our stock repurchase program. Pursuant to our receipt of financial assistance under the federal government's Payroll Support Programs, we were prevented from executing stock repurchases through September 30, 2022.

Stockholder Return Performance Graph

The following graph compares cumulative total stockholder return on our common stock, the S&P 500 Index and the NYSE ARCA Airline Index from December 31, 2017 to December 31, 2022. The comparison assumes $100 was invested on December 31, 2017 in our common stock and each of the foregoing indices and assumes reinvestment of dividends before consideration of income taxes.


$200
$150
$100
$50
$0
December 31, 2017
December 31, 2018
December 31, 2019
December 31, 2020
December 31, 2021
December 31, 2022
Hawaiian Holdings Common Stock
S & P 500 Index
NYSE ARCA Airline Index

The stock performance depicted in the graph above is not to be relied upon as indicative of future performance. The stock performance graph shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the same by reference, nor shall it be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

ITEM 6.   RESERVED.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company and its operations and is focused on our 2022 and 2021 financial results, including comparisons of year-over-year performance between these years. Discussion and analysis of our 2020 fiscal year, as well as the year-over-year comparison of our 2021 financial performance to 2020, is located in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 10, 2022.

This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections of future events. However, our actual results could differ materially from those discussed herein as a result of the risks that we face, including but not limited to those risks stated in the "Risk Factors" section of this report. In addition, the following discussion should be read in conjunction with the audited consolidated financial statements and the related notes thereto included elsewhere in this report.

Impact of the COVID-19 Pandemic

The ongoing COVID-19 pandemic continues to impact passenger travel demand, with total passenger revenue down approximately 10.1% during the twelve months ended December 31, 2022, as compared to the same period in 2019. The recovery in our domestic network has been robust with passenger revenue up 7.9% during the twelve months ended December 31, 2022 as compared to the same period in 2019. International revenue continues to lag the recovery of our domestic markets due to ongoing restrictions on international travel, with revenue down 61.1% during the twelve months ended December 31, 2022, as compared to the same period in 2019. During the twelve months ended December 31, 2022, our domestic network accounted for approximately 89% of total passenger revenue as compared to 74% in 2019.

We continue to monitor developments on the easing of restrictions on international travel by international governments, including by the government of Japan, as Japan represented a large percentage of our pre-pandemic international revenue. In late September 2022, Japan announced that limits on the number of passenger arrivals would be lifted in October 2022. However, requirements remain in effect for travelers arriving in Japan to show proof of COVID-19 vaccination or a pre-travel negative PCR test result. In October 2022, the Republic of Korea announced that it was eliminating all remaining COVID-related restrictions for all arriving guests, effective immediately, with post-arrival tests and proof of vaccination no longer required.

Government Support Programs

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020 and provided an estimated $2.2 trillion to fight the COVID-19 pandemic and stimulate the U.S. economy. The assistance included tax relief and government loans, grants and investments for entities in affected industries. The CARES Act provided, among other things: (a) financial relief to passenger air carriers for direct payroll support under the PSP, (b) financial relief in the form of loans and loan guarantees available for operations under the Economic Relief Program (ERP), (c) temporary suspension of certain aviation taxes, (d) temporary deferral of certain employer payroll taxes, and (e) additional corporate tax benefits.

The CARES Act also provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. Lastly, the CARES Act provided for the carryback of additional NOLs to 2016 and 2017, which will result in tax benefits for those years. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional discussion.

Economic Relief Program

In September 2020, the Company entered into the Amended and Restated Loan Agreement under the ERP pursuant to which the maximum facility available to be borrowed increased to $622.0 million (the Amended and Restated Loan Agreement). In connection with our entry into the Amended and Restated Loan Agreement, we also entered into an ERP Warrant Agreement with the Treasury. On September 25, 2020, we borrowed $45.0 million and issued to the Treasury warrants to purchase up to 380,711 shares of our common stock. We recorded the value of the loan and the warrants on a relative fair value basis as $41.9 million in noncurrent debt and $3.1 million in additional paid in capital, respectively.

On February 4, 2021, we repaid in full the $45.0 million loan under the ERP, and in connection with this repayment, terminated the Amended and Restated Loan Agreement. The debt extinguishment resulted in the recognition of a loss of $4.0 million, which is reflected in nonoperating income (expense) in the Consolidated Statement of Operations.

Payroll Support Program

On April 22, 2020, we entered into a Payroll Support Program agreement (the PSP Agreement) with the Treasury under the CARES Act. In connection with the PSP Agreement, we entered into a Warrant Agreement (the PSP Warrant Agreement) with the Treasury, and we issued a promissory note to the Treasury (the PSP Note). Pursuant to the PSP Agreement, the Treasury provided us with financial assistance, paid in installments, totaling approximately $300.9 million, to be used exclusively for the purpose of continuing to pay employee salaries, wages and benefits. Under the PSP Agreement, we agreed to (i) refrain from conducting involuntary furloughs or reducing employee rates of pay or benefits through September 30, 2020, (ii) limit executive compensation through March 24, 2022 and (iii) suspend payment of dividends and stock repurchases through September 30, 2021. The PSP Agreement also imposes certain Treasury-mandated reporting obligations on us. Finally, we were required to continue to provide air service to markets served prior to March 1, 2020 until March 1, 2022, to the extent determined reasonable and practicable by the DOT and subject to exemptions granted by the DOT to us given the absence of demand for certain of such services.

The PSP Note was in the total principal amount of approximately $60.3 million. The PSP Note has a 10-year term and bears interest at a rate per annum equal to 1.00% until the fifth anniversary of April 22, 2020 (the PSP Closing Date), and thereafter bears interest at a rate equal to the secured overnight financing rate plus 2.00% until the tenth anniversary of the PSP Closing Date, which interest is payable semi-annually beginning on September 30, 2020. The PSP Note may be prepaid at any time, without penalty, and is subject to customary change of control acceleration provisions and events of default.

As compensation to the U.S. government for providing financial relief under the PSP Agreement, and pursuant to the PSP Warrant Agreement, we issued to the Treasury a total of 509,964 warrants to purchase shares of our common stock at an exercise price of $11.82 per share (the PSP Warrants). The PSP Warrants are non-voting, freely transferable, may be settled as net shares or in cash at our option, expire five years from the date of issuance, and contain registration rights and customary anti-dilution provisions. Refer to Note 8 of the Notes to Consolidated Financial Statements for additional discussion.

The CAA 2021 was enacted on December 27, 2020, and provided $15.0 billion for airline employee wages, salaries and benefits under an extension (the PSP Extension) of the Payroll Support Program created under the CARES Act. In January 2021, we entered into a PSP extension agreement with the Treasury (the PSP Extension Agreement). PSP Extension funds are required to be used exclusively for the purpose of continuing to pay employee salaries, wages and benefits, including the payment of lost wages, salaries and benefits to certain returning employees, as defined in the PSP Extension Agreement. Under the PSP Extension Agreement, we agreed to (i) refrain from conducting involuntary furloughs or reducing employee rates of pay or benefits from December 1, 2020 through March 31, 2021, (ii) recall any employees who were subject to an involuntary termination or furlough between October 1, 2020 and the date of the PSP Extension Agreement and who elected to return to employment pursuant to a recall notice and to compensate these employees for lost salary, wages and benefits, (iii) limit executive compensation through October 1, 2022, and (iv) suspend payment of dividends and stock repurchases through March 31, 2022. Finally, we were required to continue to provide air service to markets served prior to March 1, 2020 until March 1, 2022, to the extent determined reasonable and practicable by the DOT.

During the twelve months ended December 31, 2021, we received $192.7 million in grants, entered into a promissory note with the Treasury (the PSP Extension Note) for approximately $27.8 million and issued to the Treasury warrants to purchase up to a total of 156,340 shares of our common stock at an exercise price of $17.78 per share (the PSP Extension Warrants) pursuant to the PSP Extension Agreement. The PSP Extension Note has a 10-year term and bears interest at a rate per annum equal to 1.00% for the first five years and at a rate equal to the secured overnight financing rate plus 2.00% for the following five years. We recorded the value of the PSP Extension Note and the PSP Extension Warrants on a relative fair value basis as $23.8 million in noncurrent debt and $4.0 million in additional paid in capital, respectively.

The ARP 2021 was enacted on March 11, 2021, and included a second PSP extension, providing an additional $14 billion in grants and loans for airline employee wages, salaries and benefits. In April 2021, we entered into a Payroll Support Program 3 Agreement with the Treasury (PSP3 Agreement), a promissory note (the PSP3 Note), and a Warrant Agreement to purchase up to 87,670 shares of the Company's common stock at an exercise of $27.27 (the PSP3 Warrants). The PSP3 Agreement extends (i) the prohibition on conducting involuntary employee layoffs or furloughs through September 2021 or the date on which assistance provided under the agreement is exhausted, whichever is later, (ii) the prohibitions on share repurchases and dividends through September 2022, and (iii) the limitations on executive compensation through April 1, 2023. The terms of the PSP3 Note and PSP3 Warrants are consistent with those of the original PSP and the first PSP Extension. During 2021, we received a total of $179.7 million pursuant to the PSP3 Agreement, consisting of approximately $155.8 million in a grant and $23.9 million in a ten-year loan.

Loyalty Program and Intellectual Property Financing

In February 2021, we completed the private offering (the Notes Offering) by Hawaiian Brand Intellectual Property, Ltd., an indirect wholly owned subsidiary of Hawaiian (the Brand Issuer), and HawaiianMiles Loyalty, Ltd., an indirect wholly owned subsidiary of Hawaiian (the Loyalty Issuer and, together with the Brand Issuer, the Issuers) of an aggregate of $1.2 billion principal amount of their 5.750% senior secured notes due 2026 (the Notes). The Notes require interest only payments, payable quarterly in arrears on July 20, October 20, January 20 and April 20 of each year, which began on July 20, 2021.

In connection with the issuance of the Notes, Hawaiian contributed to the Brand Issuer, which is a newly-formed subsidiary structured to be bankruptcy remote, all worldwide rights, owned or purported to be owned, or later developed or acquired and owned or purported to be owned, by Hawaiian or any of its subsidiaries, in and to all intellectual property, including all trademarks, service marks, brand names, designs, and logos that include the word "Hawaiian" or any successor brand and the "hawaiianairlines.com" domain name and similar domain names or any successor domain names (the Brand IP). The Brand Issuer indirectly granted to Hawaiian an exclusive, worldwide, perpetual and royalty-bearing sublicense to use the Brand IP. Further, Hawaiian contributed to the Loyalty Issuer its rights to certain other collateral owned by Hawaiian, including, to the extent permitted by such agreements or otherwise by operation of law, any of Hawaiian's rights under the HawaiianMiles Agreements and the IP Agreements (each as defined in the indenture, dated as of February 4, 2021(the Indenture)), together with *HawaiianMiles* program (HawaiianMiles) customer data and certain other intellectual property owned or purported to be owned, or later developed or acquired and owned or purported to be owned, by Hawaiian or any of its subsidiaries (including the Issuers) and required or necessary to operate HawaiianMiles (the Loyalty Program IP) (all such collateral being, the Loyalty Program Collateral). The Loyalty Issuer indirectly granted Hawaiian an exclusive, worldwide, perpetual and royalty-free sub-license to use the Loyalty Program IP.

The Notes are redeemable at the option of the Issuers, in whole or in part, at any time and from time to time, after January 20, 2024 at the redemption prices set forth in the Indenture. In addition, the Notes are redeemable, at the option of the Issuers, at any time and from time to time, in whole or in part, prior to January 20, 2024 at a price equal to 100% of their principal amount plus the "make-whole" premium described in the Indenture and accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Additionally, from time to time on or prior to January 20, 2024, the Issuers may also redeem up to 40% of the original outstanding principal amount of the Notes with proceeds from any one or more equity offerings of Hawaiian at a redemption price equal to 105.75% of the principal amount of Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Upon the occurrence of certain mandatory prepayment events and mandatory repurchase offer events, the Issuers will be required to make a prepayment on the Notes, or offer to repurchase the Notes, pro rata, to the extent of any net cash proceeds received in connection with such events, at a price equal to 100% of the principal amount to be prepaid, plus, in some cases, an applicable premium. In addition, upon a change of control of Hawaiian, the Issuers may be required to make an offer to prepay the Notes at a price equal to 101% of the respective principal amounts thereof, plus accrued and unpaid interest, if any, thereon, to, but not including, the applicable redemption date.

The Indenture contains certain covenants that limit the ability of the Issuers, the Cayman Guarantors (as defined below) and, in certain circumstances, Hawaiian to, among other things: (i) make Restricted Payments (as defined in the Indenture), (ii) incur additional indebtedness, (iii) create certain liens on the Loyalty Program Collateral, (iv) sell or otherwise dispose of the Loyalty Program Collateral and (v) consolidate, merge, sell or otherwise dispose of all or substantially all of the Issuers' assets. The Indenture also requires the Issuers and, in certain circumstances, Hawaiian, to comply with certain affirmative covenants, including depositing the Transaction Revenues (as defined in the Indenture) in collection accounts, with amounts to be distributed for the payment of fees, principal and interest on the Notes pursuant to a payment waterfall described in the Indenture, and certain financial reporting requirements. In addition, the Indenture requires Hawaiian to maintain minimum liquidity at the end of any business day of at least $300.0 million.

Amazon Agreement

Air Transportation Services Agreement

On October 20, 2022, we and the Customer entered into the ATSA under which we will provide certain air cargo transportation services to the Customer for an initial term of eight years. Thereafter, the Customer may elect to extend the ATSA for two years and, at the end of such period, the parties may mutually agree to extend the term for three additional years. The ATSA provides for us to initially operate ten A330-300F aircraft for the air cargo transportation services, with the Customer having the right to enter into work orders for additional aircraft. We will supply flight crews, perform maintenance and certain administrative functions, and procure aircraft insurance. The Customer will pay us a fixed monthly fee per aircraft, a per flight hour fee, and a per flight cycle fee for each flight cycle operated. The Customer will also reimburse us for certain operating expenses, including fuel, certain maintenance, and insurance premiums. Services under the ATSA are anticipated to begin in the fourth quarter of 2023.

As part of the ATSA, the Company received $11.5 million toward start-up costs which has been recorded in Other Liabilities in the Consolidated Balance Sheet. The deferred up-front payment will be amortized into revenue on a pro-rata basis over the term of the contract.

Warrant and Transaction Agreement

Contemporaneously with the ATSA, we and Amazon entered into a Transaction Agreement (the Transaction Agreement), under which, we agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon, a warrant (the Warrant) to acquire up to 9,442,443 shares (the Warrant Shares), of our common stock. At execution, 1,258,992 Warrant Shares, valued at approximately $11.6 million, vested upon warrant issuance. Future vesting is based on payments to be made by Amazon or its affiliates either under the ATSA or generally with respect to air cargo or air charters, excluding commercial passenger service (Qualified Payments), up to $1.8 billion in the aggregate. Subject to certain conditions, including vesting, the Warrant may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before October 20, 2031. The exercise price with respect to the first 6,294,962 Warrant Shares that vest will be $14.71 per share (the First Tranche). The exercise price with respect to the remaining 3,147,481 Warrant Shares will be determined based on the 30-day volume-weighted average price of our common stock as of the earlier of (i) October 20, 2025, or (ii) the date that the entire First Tranche is vested. The exercise prices and the Warrant Shares issuable are subject to customary antidilution adjustments.

Selected Consolidated Statistical Data

Below are the operating statistics we use to measure our operating performance.

	Year ended December 31,		
	2022	2021	2020
	(in thousands, except as otherwise indicated)		
Scheduled Operations[(a)] :			
Revenue passengers flown	9,995	6,515	3,353
Revenue passenger miles (RPM)	14,932,750	9,979,848	4,558,045
Available seat miles (ASM)	18,636,466	14,411,410	7,527,383
Passenger revenue per RPM (Yield)	15.64¢	13.74¢	14.59¢
Passenger load factor (RPM/ASM)	80.1%	69.2%	60.6%
Passenger revenue per ASM (PRASM)	12.53¢	9.51¢	8.83¢
Total Operations[(a)] :			
Revenue passengers flown	10,015	6,543	3,362
Revenue passenger miles (RPM)	14,964,500	10,054,062	4,576,623
Available seat miles (ASM)	18,684,642	14,535,425	7,560,486
Operating revenue per ASM (RASM)	14.14¢	10.98¢	11.17¢
Operating cost per ASM (CASM)	15.26¢	11.55¢	19.74¢
CASM excluding fuel and non-recurring items[(b)]	10.78¢	11.20¢	18.35¢
Aircraft fuel expense per ASM[(c)]	4.37¢	2.50¢	2.13¢
Revenue block hours operated	195,361	157,236	82,711
Gallons of jet fuel consumed	239,231	179,494	106,225
Average cost per gallon of jet fuel (actual)[(c)]	$ 3.42	$ 2.02	$ 1.52

(a) Includes the operations of our contract carrier under a CPA, which was terminated in the first half of 2021. Total Operations includes both scheduled and chartered operations.

(b) See "Non-GAAP Financial Measures" below for our reconciliation of CASM excluding fuel and non-recurring items, a non-GAAP financial measure, to its most directly comparable GAAP financial measure. We believe this is a useful measure because it better reflects our controllable costs.

(c) Includes applicable taxes and fees.

Operating Revenue

Our revenue is derived primarily from transporting passengers on our aircraft. We record passenger revenue when the transportation is provided or when scheduled flights for tickets are expected to expire unused. We measure capacity in terms of available seat miles, which represent the number of seats available for passengers multiplied by the number of miles the seats are flown. Yield, or the average amount one passenger pays to fly one mile, is calculated by dividing passenger revenue by RPMs. Typically, we strive to increase passenger revenue primarily by increasing our yield per flight or by filling a higher proportion of available seats, which produces higher operating revenue per available seat mile. Other revenue primarily consists of cargo revenue, incidental services revenue, marketing component related to the sale of frequent flyer miles, and contract services.

Operating revenue was approximately $2.64 billion, $1.60 billion and $0.84 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Operating revenue was severely impacted beginning in the first quarter of 2020 as a result of the unprecedented spread and ongoing impacts of the COVID-19 pandemic. Although restrictions have eased and passenger travel demand has improved, demand and capacity continue to remain below pre-pandemic levels.

2022 vs. 2021

Passenger Revenue

Passenger revenue increased by $964.5 million, or 70.4%, in the year ended December 31, 2022, as compared to the prior year. Details of this change are described in the table below:

| | Year Ended December 31, 2022 | Increase (Decrease) vs. Year Ended December 31, 2021 | | | | |
		Passenger Revenue	Yield	RPMs	ASM	PRASM
	(in millions)					
Domestic	$2,072.1	$771.4	17.2%	36.0%	16.3%	37.0%
International	263.4	193.1	(50.2)	653.9	232.8	12.7
Total scheduled	$2,335.4	$964.5	13.8%	49.6%	29.3%	31.8%

Domestic passenger revenue during the year ended December 31, 2022 increased by $771.4 million, or 59.3%, as compared to 2021, on capacity growth of 16.3%. Demand on our domestic network has exceeded pre-COVID-19 pandemic levels, with passenger revenue up 7.9% during 2022, as compared to the same period in 2019, primarily driven by the strength of our North America traffic. Our neighbor island traffic, which accounted for approximately 18.1% of total domestic revenue during 2022, continued to experience increased competitive pressures with additional capacity entering the neighbor island market, along with aggressively low-priced fares during the second half of 2022.

International passenger revenue increased $193.1 million, or 275.0%, during 2022 as compared to 2021, as a result of the recommencement of scheduled international passenger flights. Despite these improvements, our international network remains depressed in comparison to pre-COVID-19 pandemic levels, with revenue down 61.1% in 2022, as compared to the same period in 2019.

In April 2022, we announced the resumption of our three-times weekly nonstop service between Auckland, New Zealand and Honolulu, Hawai'i, starting in July 2022 as well as a seasonal increase in frequency between Seoul, South Korea and Honolulu, Hawai'i in the summer of 2022. In May 2022, we also announced plans to resume service between Honolulu, Hawai'i and Haneda International Airport in Tokyo, Japan, beginning in August 2022, and an increase in weekly flights between Honolulu, Hawai'i and Narita International Airport in Tokyo, Japan, and Kansai International Airport in Osaka, Japan, which began in August 2022. In November 2022, we announced weekly nonstop service between Rarotonga, the Cook Islands and Honolulu, Hawai'i, starting in May 2023.

In October 2022, Japan lifted the caps on passenger arrivals. However, requirements remain in effect for travelers arriving in Japan, to show proof of COVID-19 vaccinations or a pre-travel negative PCR test result. In October 2022, the Republic of Korea announced that it was eliminating all remaining COVID-related restrictions for all arriving guests, effective immediately, with post-arrival tests and proof of vaccination no longer required.

We expect international demand to continue to lag behind domestic demand until all government travel restrictions are eliminated. In addition, we expect the weakening of the Japanese Yen, which has increased the cost of travel for customers from Japan, to continue to negatively impact international demand until the Japanese Yen recovers.

Other Operating Revenue

Other operating revenue increased by $80.1 million, or 35.5%, in the year ended December 31, 2022, as compared to the prior year, primarily driven by increases in our cargo and loyalty revenue.

Cargo revenue increased $35.4 million during 2022 as compared to the prior year, resulting from increased volumes and yield. Loyalty revenue, primarily comprised of brand and marketing performance obligations, increased $20.9 million during 2022, as compared to the prior year, as a result of increased credit card spend and new cardholder acquisitions. Other components in Other operating revenue include, but are not limited to, ground handling and contract services, other freight services, and miscellaneous revenue, collectively increased during 2022 by approximately $23.8 million as compared to the prior year, primarily attributed to increased volumes and contract service operations.

Operating Expenses

During the year ended December 31, 2022, total operating expense increased $1.2 billion or 69.8% to $2.9 billion as compared to 2021. Increases (decreases) in operating expenses are detailed below.

	Changes for the year ended December 31, 2022 as compared to year ended December 31, 2021	
	$	%
	(in thousands)	
Operating expenses:		
Aircraft fuel, including taxes and delivery	$ 454,074	125.1%
Wages and benefits	135,036	19.3
Aircraft rent	(5,630)	(5.1)
Maintenance materials and repairs	66,105	38.9
Aircraft and passenger servicing	46,875	44.4
Commissions and other selling	41,331	57.0
Depreciation and amortization	(2,130)	(1.5)
Other rentals and landing fees	30,371	26.0
Purchased services	26,137	25.3
Special items	9,820	109.3
Government grant recognition	320,645	(100.0)
Other	49,539	43.6
Total	$1,172,173	69.8%

Aircraft fuel

The price and availability of aircraft fuel is volatile due to global economic and geopolitical factors that we can neither control nor accurately predict. The increase in aircraft fuel expense is illustrated in the following table:

	Year Ended December 31,		
	2022	2021	% Change
	(in thousands, except per-gallon amounts)		
Aircraft fuel expense, including taxes and delivery	$817,077	$363,003	125.1%
Fuel gallons consumed	239,231	179,494	33.3%
Average fuel price per gallon, including taxes and delivery	$ 3.42	$ 2.02	69.3%

We believe *economic fuel expense* is the best measure of the effect of fuel prices on our business as it most closely approximates the net cash outflow associated with the purchase of fuel for our operations and is consistent with how management manages our business and assesses our operating performance. We define *economic fuel expense* as GAAP fuel expense plus (gains)/losses realized through actual cash (receipts)/ payments received from or paid to hedge counterparties for fuel hedge derivative contracts settled in the period inclusive of costs related to hedging premiums. As of December 31, 2022, we have hedged, through the purchase of fuel derivative instruments, approximately 21% of our projected fuel requirements for 2023.

Economic fuel expense is calculated as follows:

	Year Ended December 31,		
	2022	**2021**	**% Change**
	(in thousands, except per-gallon amounts)		
Aircraft fuel expense, including taxes and delivery	$817,077	$363,003	125.1%
Realized losses on settlement of fuel derivative instruments	401	165	143.0%
Economic fuel expense	$817,478	$363,168	125.1%
Fuel gallons consumed	239,231	179,494	33.3%
Economic fuel costs per gallon	$ 3.42	$ 2.02	69.3%

See Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*, for additional discussion of our jet fuel costs and related derivative program.

Wages and benefits

Wages and benefits expense increased by $135.0 million, or 19.3%, in the year ended December 31, 2022, as compared to the prior period. The increase in wages and benefits expense is primarily attributed to increased operations as we continue our post-COVID-19 recovery, scheduled contractual wage increases and increased inflationary and hiring costs.

During 2022, we ratified new collective bargaining agreements (CBA) with several of our labor groups as follows:

- In February 2022, our International Association of Machinists and Aerospace Workers (IAM-M) and International Association of Machinists and Aerospace Workers — Clerical Division (IAM-C) employees ratified a new CBA, which included scheduled pay rate increases, a signing bonus valued at approximately $2.1 million, improved health benefits and cost sharing, as well as the establishment of Health Retirement Accounts (HRAs) for retirees. During the second quarter, we recorded approximately $2.6 million in one-time CBA related expenses associated with a voluntary separation program and establishment of the HRA plan.

- In April 2022, flight dispatch personnel represented by the Transport Workers Union (TWU), ratified a new CBA. The terms of the new CBA were consistent with those of the IAM discussed above; however, the impact of the TWU CBA was not material to our financial statements.

On July 1, 2022, our CBA with employees represented by the Air Line Pilots Association (ALPA) became amendable.

In February 2023, the employees represented by ALPA voted to ratify a new four-year CBA, which takes effect March 2, 2023. The new CBA includes, amongst other things, a signing bonus, pay scale increases across all fleet types, improved health benefits and cost sharing, and enhancements to the postretirement and disability plans.

We expect that wages and benefits expense will increase in the first quarter of 2023 as compared to the same period in 2022 as a result of (a) our continued international recovery, and (b) increased labor costs as a result of our new CBAs combined with scheduled rate increases, as well as inflationary pressures and hiring costs.

Maintenance materials and repairs

Maintenance materials and repairs increased $66.1 million, or 38.9%, during the year ended December 31, 2022, as compared to the prior year. The increase is primarily attributed to increased utilization of our aircraft commensurate with our continued ramp up of operations during 2022, as discussed above, along with scheduled heavy maintenance events.

In December 2022, we entered into a Memorandum of Understanding (MOU) with one of our third-party service providers to terminate our Amended and Restated Complete Fleet Services (CFS) Agreement (Amended CFS) covering A330-200 aircraft early. The Amended CFS was originally scheduled to run through December 2027, and will now terminate in April 2023. Upon execution of the MOU, we agreed to pay a total of $12.5 million in termination fees, which was recognized at execution as a Special item in the Consolidated Statements of Operations as discussed below. As of December 31, 2022, we had approximately $24.1 million in deferred liabilities that will be recognized into earnings over the remaining contract term as contra-maintenance materials and repairs expense. Excluding the amortization of the deferred balance, we expect maintenance, materials and repairs expense to increase in the first quarter of 2023 as compared to the same period in 2022 as we continue to rebuild operational capacity, the timing of scheduled heavy maintenance events and inflationary pressures.

Aircraft and passenger servicing

Aircraft and passenger servicing expense increased by $46.9 million, or 44.4%, for the year ended December 31, 2022 as compared to the prior year. The increase is primarily due to increased capacity, as discussed above, and passengers flown, which increased 53.1% in 2022, as compared to 2021. We expect aircraft and passenger servicing expense to increase in the first quarter of 2023, as compared to the same period in 2022 as a result of operations as we continue to rebuild our operations to pre-COVID-19 pandemic levels.

Commissions and other selling expenses

Commissions and other selling expenses increased by $41.3 million, or 57.0%, for the year ended December 31, 2022 as compared to the prior year. The increase in commissions and other selling expense was primarily related to the increase in operational capacity and passenger travel, as discussed above. We expect commissions and other selling expense to increase in the first quarter of 2023 as compared to the same period in 2022.

Other rentals and landing fees

Other rentals and landing fees increased by $30.4 million, or 26.0%, for the year ended December 31, 2022 as compared to the prior year. A significant portion of our other rentals and landing fees are variable in nature and are dependent on factors such as the number of departures and passengers, which were up in 2022 as we continued our post-COVID-19 recovery. We expect other rentals and landing fees expense to increase in the first quarter of 2023, as compared to the same period in 2022, as we rebuild operational capacity and passenger travel demand continues to improve, and due to inflationary pressures and increased infrastructure projects at various airports in which we operate, the costs of which are passed onto airlines.

Purchased Services

Purchased services expense increased by $26.1 million, or 25.3%, for the year ended December 31, 2022 as compared to the prior year. The increase in purchased services was primarily related to the increased operations during the year. We expect purchased services to increase in the first quarter of 2023 as compared to the same period in 2022 as we continue to rebuild our operations to pre-COVID-19 pandemic levels.

Special items

During the year ended December 31, 2022, we recorded $18.8 million in Special items as follows:

- During the fourth quarter of 2022, we entered into a MOU with our third-party service provider to early terminate our Amended CFS, which was originally scheduled to run through December 2027, and will now terminate in April 2023. Upon execution of the MOU, the Company agreed to pay a total of $12.5 million in termination fees, which was recognized at execution as a Special item in the Consolidated Statements of Operations.

- During the third quarter of 2022, we estimated the fair value of our remaining ATR-42 and ATR-72 aircraft, using available market information and taking into consideration recent transactions, which resulted in the recognition of a $6.3 million impairment charge.

During the year ended December 31, 2021, we announced the termination of our 'Ohana by Hawaiian operations, which operated under a CPA with a third-party carrier. We reclassified approximately $23.6 million to assets held for sale and recognized a one-time expense of $6.4 million to write-down the asset group to fair value. Additionally, we recorded a charge of approximately $2.6 million for the early termination of the CPA.

Government grant recognition

During the year ended December 31, 2021, we received $372.4 million in federal payroll support payments, of which $320.6 million was in the form of a grant. These funds were required to be used exclusively for the payment of employee wages, salaries and benefits. During the year ended December 31, 2021, we recognized $320.6 million as a contra-expense in the Consolidated Statements of Operations.

Other expense

Other expense increased by $49.5 million, or 43.6%, for the year ended December 31, 2022, as compared to the prior year. The increase was primarily attributed to our continued post-COVID-19 recovery, including personnel-related expenditures for crew travel, professional and technical expenditures, and other miscellaneous expense. We expect other expense to increase during the first quarter of 2023 as we continue to rebuild operational capacity to pre-COVID-19 pandemic levels.

Nonoperating expense, net

Net nonoperating expense decreased by $19.0 million in the year ended December 31, 2022, as compared to the prior year. The decrease in expense was attributed to (a) increased generation of interest income commensurate with the expansion of our investment portfolio into higher risk, higher yielding investments, (b) reduction in interest expense as a result of debt reduction initiatives, and (c) the recognition of $8.6 million in loss on the extinguishment of debt in 2022 as compared to $38.9 million in loss recognized in 2021. Refer to Note 8 in the Notes to Financial Statements for additional discussion. These decreases were offset by the increases in realized and unrealized losses associated with our debt instruments denominated in Japanese Yen and realized and unrealized losses associated with our investment portfolio.

Income Tax Expense

Our effective tax rate was 18.3% for the year ended December 31, 2022, compared with 21.9% for the prior year. The effective tax rate for 2022 represented a blend of federal and state taxes and included the impact of the $17.8 million valuation allowance reserve recorded against capital losses and state deferred tax assets. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional discussion.

Liquidity and Capital Resources

Cash, cash equivalents (excluding restricted cash) and short-term investments totaled approximately $1.4 billion as of December 31, 2022, compared to $1.7 billion as of December 31, 2021.

As of December 31, 2022, our current assets exceeded our current liabilities by approximately $558.0 million as compared to $902.9 million as of December 31, 2021. Approximately $590.8 million of our current liabilities relate to our advanced ticket sales and frequent flyer deferred revenue.

We cannot assure you that the assumptions used to estimate our liquidity requirements will be correct because we have never experienced such an unprecedented event impacting global travel and, as a consequence, our ability to predict the full impact of the COVID-19 pandemic is uncertain. In addition, the magnitude and duration of the COVID-19 pandemic remains uncertain. However, we expect to meet our liquidity needs for the next twelve months with cash and cash equivalents (excluding restricted cash), short-term investments and cash flows from operations. We expect to meet our long-term liquidity needs with cash flows from operations and financing arrangements.

Cash Flow and Uses of Liquidity

Operating Activities

Net cash used in operating activities was $57.8 million in the year ended December 31, 2022 compared to net cash provided by operating activities of $251.3 million in the prior year. Our operating cash flows are impacted by the following factors:

Advanced Ticket Sales.   We sell tickets for air travel and record the receipt on advance sales as deferred revenue in air traffic liability. The air traffic liability typically increases during the winter and spring months as advanced ticket sales grow prior to the summer and fall peak travel seasons and decreases upon utilization during these seasons.

Fuel.   During the years ended December 31, 2022 and 2021, fuel expense represented approximately 28.7% and 21.6%, respectively, of our total operating expense. As reflected in the increase in percentage, the market price for jet fuel is volatile, which can impact the comparability of our cash flows from operations. We expect fuel consumption to increase in the first quarter of 2023 as compared to the same period in 2022.

Pension and Other Postretirement Benefit Plan Funding.   We sponsor a defined pension plan covering eligible pilots and retirees. This plan is closed to new entrants and frozen for future benefit accruals. Additionally, we sponsor four unfunded defined benefit postretirement medical and life insurance plans and a separate plan to administer the pilots' disability benefits. As of December 31, 2022, the excess of the projected benefit obligations over the fair value of plan assets was approximately $143.5 million. We contributed $4.0 million and $4.1 million to our disability plan in 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, we were not required to, and did not make, contributions to our defined benefit pension plan. Future funding requirements for our defined benefit and other postretirement plans are dependent upon many factors such as interest rates, funded status, applicable regulatory requirements and the level and timing of asset returns. Given available funding credits in the defined benefit plan and funding status, we do not anticipate requiring any cash contributions to our defined benefit plan through at least 2024. For our pilot's disability plan, we anticipate annual contributions to the plan of approximately $4.5 million between 2023 and 2027.

Government Support Programs.   Operating cash flows for the year ended December 31, 2021 included $320.6 million in proceeds received as part of the federal government's Payroll Support Programs, all of which were utilized in 2021 to offset eligible payroll and payroll-related costs. As of December 31, 2021, all funds were utilized towards their stated purpose. Operating cash flows for the year ended December 31, 2022 did not include any proceeds received as part of the federal government's Payroll Support Programs.

Operating Lease Obligations.   As described further in Note 9 of the Notes to the Consolidated Financial Statements, as of December 31, 2022 we had a total of $425.6 million of minimum operating lease obligations. These minimum lease payments range from approximately $40.8 million to $99.6 million on an annual basis over the next five years.

Other Commitments.   We have certain purchase obligations under which we are required to make minimum payments for goods and services, including, but not limited to aircraft maintenance, IT, capacity purchases, and reservations. Total contractual obligations do not include long-term contracts where the commitment is variable in nature (with no minimum guarantee), such as aircraft maintenance deposits due under operating leases and fees due under certain other agreements such as aircraft maintenance power-by-the-hour, computer reservation systems and credit card processing agreements, or when the agreements contain short-term cancellation provisions. As of December 31, 2022, we had approximately $91.7 million of such obligations, which range from approximately $6.0 million to $26.7 million on an annual basis over the next five years.

Investing Activities

Short-Term Investments.   During 2022, we acquired approximately $20.3 million (net of sales) in short-term investments. See Note 5 of the Notes to the Consolidated Financial Statements for further information on these investments.

Capital Expenditures.   Our capital expenditures are primarily related to the purchase of aircraft, fleet modifications and technology enhancements. Our capital expenditures increased to $47.5 million in 2022 as compared to $39.3 million in 2021. We expect that we will have capital expenditures between approximately $330.0 million and $380.0 million in 2023, primarily for aircraft, including advance deposit payments for future aircraft deliveries and aircraft modifications, along with facility upgrades and technology enhancements. We expect that the capital expenditures in 2023 will be funded through available liquidity and cash flows from operations. We have committed to future aircraft purchases, with scheduled deliveries between 2023 and 2027 as reflected below.

As of December 31, 2022, we had the following capital commitments consisting of firm aircraft and engine orders and purchase rights:

Aircraft Type	Firm Orders	Purchase Rights	Expected Delivery Dates
A321neo aircraft	—	9	N/A
B787-9 aircraft	12	8	Between 2023 and 2027
General Electric GEnx spare engines:			
B787-9 spare engines	3	1	Between 2023 and 2027

Committed expenditures for these aircraft, engines, and related flight equipment are approximately $291 million in 2023, $482 million in 2024, $493 million in 2025, $396 million in 2026, and $230 million in 2027.

In October 2020, we entered into an amendment to our Boeing 787-9 purchase agreement, which changed the scheduled delivery of each aircraft and related engines to between 2022 and 2026. In December 2021, we received notification of further delivery delays, and we have agreed to defer delivery of our first two aircraft from the scheduled delivery date at the end of 2022. In December 2022, we entered into a supplemental agreement to our purchase agreement, pursuant to which (a) we agreed with Boeing to defer delivery of the B787-9 aircraft, the first of which will now be delivered in the fourth quarter of 2023 with additional deliveries scheduled through 2027, and (b) agreed to exercise purchase options for an additional two B787-9 aircraft. Refer to Note 16 of the Notes to Consolidated Financial Statements for additional discussion.

In order to complete the purchase of these aircraft and fund related costs, we may need to secure acceptable financing. We have backstop financing available from aircraft and engine manufacturers, subject to certain customary conditions. Financing may be necessary to satisfy our capital commitments for firm order aircraft and other related capital expenditures. We can provide no assurance that any financing not already in place for aircraft and spare engine deliveries will be available to us on acceptable terms when necessary or at all.

Financing Activities

Debt Obligations.

As of December 31, 2022 our total debt was $1.6 billion, compared to $1.8 billion as of December 31, 2021.

In February 2021, we completed the issuance of $1.2 billion in 5.75% senior secured notes, which are collateralized by our loyalty program and intellectual property. The Notes require quarterly interest payments and mature in January 2026. See above and Note 8 of the Notes to the Consolidated Financial Statements for more information on the offering.

During the years ended December 31, 2022 and 2021, we repaid approximately $184.3 million and $611.7 million in scheduled debt repayments and the extinguishment of future debt obligation as follows:

- In February 2021, we (a) paid in full the $45.0 million ERP loan issued pursuant to the CARES Act, and in connection with such repayment, terminated the Amended and Restated Loan Agreement. The warrants remain outstanding pursuant to the terms of the agreement, and (b) repaid the $235.0 million outstanding balance drawn on our revolving credit facility. The revolving credit facility matures in December 2022 and remains available to draw upon at a future date in the event the need arises.

- In October 2021, we repurchased approximately $160.9 million of our outstanding 7.375% Series 2020-1A Pass Through Certificates due 2027 and 11.250% Series 2020-1B Pass Through Certificates due 2025, and incurred a $34.9 million loss on extinguishment of debt, which is recorded in loss on extinguishment of debt in non-operating expense in the Consolidated Statements of Operations.

As described in Note 8 of the Notes to the Consolidated Financial Statements, as of December 31, 2022, scheduled maturities of our debt from 2023 through 2025 are approximately $49.1 million, $47.0 million, and

$60.7 million annually, respectively. In 2026, our loyalty offering, discussed above, matures resulting in scheduled debt repayment of $1.3 billion. Scheduled repayments in 2027 are approximately $12.1 million. As of December 31, 2022, scheduled maturities after 2027 are equal to $152.1 million in the aggregate. In addition, we are obligated to make periodic interest payments at fixed and variable rates, depending on the terms of the applicable debt agreements. Based on applicable interest rates and scheduled debt maturities as of December 31, 2022, these interest obligations total $79.3 million in 2023, $78.5 million in 2024, $77.4 million in 2025, $22.7 million in 2026, $2.7 million in 2027, and $7.7 million thereafter.

Finance Lease Obligations.   As described further in Note 9 of the Notes to the Consolidated Financial Statements as of December 31, 2022, we had a total of $101.0 million of minimum finance lease obligations. These minimum lease payments range from approximately $11.3 million to $29.5 million on an annual basis over the next five years.

Issuance of Equity.   In December 2020, we entered into an Equity Distribution Agreement (the Equity Distribution Agreement) with Morgan Stanley & Co. LLC, BNP Paribas Securities Corp. and Goldman Sachs & Co. LLC (the Managers) relating to the issuance and sale of up to 5.0 million shares of our common stock, par value $0.01 per share. During the twelve months ended December 31, 2021, we sold 2.9 million shares pursuant to the Equity Distribution Agreement at an average price of $24.47 per share, with net proceeds totaling approximately $68.1 million. As of March 5, 2021, we sold all of the 5.0 million shares authorized under the Equity Distribution Agreement, at an average price of $22.46 per share, with net proceeds of approximately $109.3 million.

Return to Shareholders.   On March 18, 2020, we indefinitely suspended all repurchases under our approved stock repurchase plan in connection with our receipt of financial assistance under the federal government's Payroll Support Programs, which restricted us from repurchasing shares and making dividend payments until September 30, 2022. We did not repurchase shares or declare dividends during the fourth quarter of 2022.

Undrawn Lines of Credit.   As of December 31, 2022, we had approximately $235.0 million undrawn and available under our revolving credit facility which matures in December 2025. Refer to Note 8 of the Notes to the Consolidated Financial Statements for more information.

Credit Card Holdbacks.   Under our bank-issued credit card processing agreements, proceeds from advance ticket sales may be held back to serve as collateral to cover any possible chargebacks or other disputed charges that may occur. As of December 31, 2022 and 2021, there were no holdbacks held with our credit card processors. In the event of a material adverse change in our business, the holdback could increase to an amount up to 100% of the applicable credit card activity for all unflown tickets, which would also result in an increase in the required level of restricted cash. If we are unable to obtain a waiver of, or otherwise mitigate the increase in the restriction of cash, it could have a material adverse impact on our operations.

Covenants.   We are in compliance with covenants in our debt and lease agreements at December 31, 2022.

Non-GAAP Financial Measures

We believe the disclosure of non-GAAP financial measures is useful information to readers of our financial statements because:

- We believe it is the basis by which we are evaluated by industry analysts and investors;

- These measures are often used in management and Board of Directors' decision making analysis;

- It improves a reader's ability to compare our results to those of other airlines; and

- It is consistent with how we present information in our quarterly earnings press releases.

See table below for reconciliation between GAAP net income to adjusted net income, including per share amounts (in thousands unless otherwise indicated). The adjustments are described below:

- *CARES Act — carryback of additional NOLs.*   During the year ended December 31, 2020, the effective tax rate included a tax benefit of $45.4 million resulting from the rate differential between the prevailing tax rate of 21% during the years that generated the NOLs and the previous tax rate of 35% that was in effect during the years to which NOLs were carried back as a result of the enactment of the CARES Act. This benefit is attributed to the enactment of the CARES Act and we believe that exclusion of this tax benefit provides investors comparability of results between periods.

- *CBA related expense.* In January 2022, we reached a tentative agreement with our IAM-M and IAM-C employees. In February 2022, employees represented by the IAM-M and IAM-C ratified a new CBA, which included a one-time signing bonus of $2.1 million, which was recorded in Wages and benefits during the first quarter of 2022. During the second quarter of 2022, we and the IAM completed a separation program under the CBA and recognized a $2.6 million one-time expense, which was recorded in Wages and benefits.

- *Government grant recognition.* During the year ended December 31, 2021, we recognized $320.6 million in contra-expense related to grant proceeds from the federal government's Payroll Support Programs as compared to $240.6 million recognized in 2020. The grant proceeds were recognized in proportion to estimated Wages and benefits expense over the period the grant covers. We utilized all proceeds under the federal government's Payroll Support Programs as of December 31, 2021.

- *Gain on sale of aircraft.* During the second quarter of 2022, we sold three ATR-72 aircraft and recognized a $2.6 million gain on the transactions, which was recorded in Other operating expense in the Consolidated Statements of Operations.

- *Changes in fair value of fuel derivative contracts.* Changes in fair value of derivative contracts, net of tax, are based on market prices for open contracts as of the end of the reporting period. This adjustment includes the unrealized gains and losses on fuel and interest rate derivatives (not designated as hedges) that will settle in future periods and the reversal of prior period unrealized amounts. Excluding the impact of these derivative adjustments allows investors to analyze our core operational performance and compare our results to other airlines in the periods presented below.

- *Loss on extinguishment of debt.* Losses on the extinguishment of debt are excluded to allow investors to better analyze our core operational performance and more readily compare our results to other results in the periods presented below.

- *Unrealized loss (gain) on foreign debt.* Change in unrealized losses (gains) on foreign debt are based on fluctuations in foreign exchanges rates related to foreign-denominated debt agreements to our functional currency. We believe that excluding the impact of these amounts helps investors analyze our operational performance and compare our results to other airlines in the periods presented below.

- *Unrealized loss (gain) on non-designated foreign exchange positions.* Changes in fair value of foreign currency derivative contracts, net of tax, are based on market prices for open contracts as of the end of the reporting period. This adjustment includes the unrealized amounts of foreign currency derivatives (not designated as hedges) that will settle in future periods and the reversal of prior period unrealized amounts. We believe that excluding the impact of these derivative adjustments helps investors analyze our operational performance and compare our results to other airlines in the periods presented below.

- *Unrealized loss on investment securities.* Unrealized loss on equity securities and gains on derivative instruments in our investment portfolio are driven by changes in market prices and currency fluctuations, which are recorded in Other nonoperating expense in the Consolidated Statements of Operations.

Special Items

During the year ended December 31, 2020, we recognized approximately $184.1 million of Special items expense, comprised of the following:

- During the first quarter of 2020, we recognized $126.9 million of Special items in the Consolidated Statements of Operation, comprised of the following:

  - On April 3, 2020, we received notification from the AFA that the CBA was ratified by its members. The ratified CBA provided for, among other things, a ratification payment, payable over twelve months. We recorded a $23.5 million ratification bonus, of which $20.2 million related to service prior to January 1, 2020, and was recorded as a Special item.

- • We recognized a goodwill impairment charge of $106.7 million. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional discussion.

- During the second quarter of 2020, we recognized a charge of $34.0 million associated with the impairment of certain of our long-lived assets. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional discussion.

- During the third quarter of 2020, we announced and completed voluntary separation programs across each of our labor groups providing for one-time severance payments, the establishment of health reimbursement accounts and other benefits. Additionally, we announced involuntary separation programs, the majority of which were effective October 1, 2020. We recorded $17.5 million in severance and benefits as an operating special item and $5.7 million related to special termination benefits and curtailment loss as a Nonoperating special item in the Consolidated Statements of Operations.

- During the fourth quarter of 2020, we recorded long-lived asset impairment of approximately $5.4 million, comprised of an additional write-down of our ATR-42 and ATR-72 fleet of approximately $4.9 million as a result of ongoing market uncertainty attributed to the COVID-19 pandemic. We also wrote off approximately $0.5 million in capitalized software projects that were permanently suspended in response to the continuing impacts of the COVID-19 pandemic. Additionally, we recorded $0.3 million in additional costs for the finalization of the voluntary and involuntary separation programs discussed above.

During the year ended December 31, 2021, we recognized approximately $9.0 million of Special items expense, comprised of the following:

- During the second quarter of 2021, we announced the termination of our 'Ohana by Hawaiian operations, which operated under a CPA with a third-party carrier. The asset group met the requirements for, and was reclassified as Held-for-Sale on the Consolidated Balance Sheets. We fair valued the asset group resulting in the write-down of approximately $6.4 million. Additionally, we recorded an early termination charge associated with the CPA of approximately $2.6 million.

During the year ended December 31, 2022, we recognized approximately $18.8 million of Special items expense, comprised of the following:

- During the third quarter of 2022, we estimated the fair value of our remaining ATR-42 and ATR-72 aircraft, using available market information and taking into consideration recent transactions, which resulted in the recognition of a $6.3 million impairment charge as a Special Item in the Consolidated Statements of Operations.

- During the fourth quarter of 2022, the Company entered into an MOU with its third-party service provider to early terminate its Amended CFS early. The Amended CFS was originally scheduled to run through December 2027, and will now terminate in April 2023. In connection with the MOU, the Company agreed to pay a total of $12.5 million in termination fees, which was recognized at execution as a Special item in the Consolidated Statements of Operations.

We believe that excluding such Special items helps investors analyze our operational performance and compare our results to other airlines in the periods presented below.

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Total	**Diluted Per Share**	**Total**	**Diluted Per Share**	**Total**	**Diluted Per Share**
	(in thousands, except for per share data)					
GAAP net loss, as reported	$(240,081)	$(4.67)	$(144,773)	$(2.85)	$(510,935)	$(11.08)
Adjusted for:						
CARES Act – carryback of additional NOLs	—	—	—	—	(45,416)	(0.99)
CBA related expense	4,678	0.09	—	—	—	—
Special items	18,803	0.37	8,983	0.18	184,111	3.99
Government grant recognition . . .	—	—	(320,645)	(6.32)	(240,648)	(5.22)
Gain on sale of aircraft	(2,578)	(0.05)	—	—	—	—
Changes in fair value of fuel derivative contracts	2,640	0.05	(382)	(0.01)	(2,105)	(0.05)
Loss on extinguishment of debt . .	8,568	0.17	38,889	0.77	—	—
Unrealized loss (gain) on foreign debt	(26,196)	(0.51)	(27,593)	(0.54)	14,759	0.32
Unrealized loss (gain) on non-designated foreign exchange positions	—	—	(1,352)	(0.03)	1,327	0.03
Unrealized loss on investment securities	24,949	0.49	—	—	—	—
Nonoperating special items	—	—	—	—	5,682	0.12
Tax effect of adjustments	(1,242)	(0.02)	63,441	1.25	42,252	0.92
Adjusted net loss	$(210,459)	$(4.08)	$(383,432)	$(7.55)	$(550,973)	$(11.96)

Operating Costs per Available Seat Mile (CASM)

We have separately listed in the table below our fuel costs per ASM and non-GAAP unit costs, excluding fuel and Special items. These amounts are included in CASM, but for internal purposes we consistently use cost metrics that exclude fuel and Special items (if applicable) to measure and monitor its costs. CASM and CASM excluding fuel and non-recurring items are summarized in the table below:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands, except for CASM figures)		
GAAP operating expenses	$ 2,851,321	$ 1,679,148	$1,492,424
Adjusted for:			
Aircraft fuel, including taxes and delivery	(817,077)	(363,003)	(161,363)
CBA related expense	(4,678)	—	—
Special items	(18,803)	(8,983)	(184,111)
Government grant recognition	—	320,645	240,648
Gain on sale of aircraft	2,578	—	—
Adjusted operating expenses	$ 2,013,341	$ 1,627,807	$1,387,598
Available Seat Miles	18,684,642	14,535,425	7,560,486
CASM – GAAP	15.26¢	11.55¢	19.74¢

57

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands, except for CASM figures)		
Adjusted for:			
Aircraft fuel, including taxes and delivery	(4.37)	(2.50)	(2.13)
CBA related expense	(0.02)	—	—
Special items	(0.10)	(0.06)	(2.44)
Government grant recognition	—	2.21	3.18
Gain on sale of aircraft	0.01	—	—
CASM excluding fuel and non-recurring items	10.78¢	11.20¢	18.35¢

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon financial statements that have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Critical accounting policies and estimates are defined as those accounting policies and accounting estimates that are reflective of significant judgments and uncertainties, and that potentially result in materially different results under different assumptions and conditions. Our most critical accounting policies and estimates are described below. See the summary of significant accounting policies included in Note 1 to the Notes to Consolidated Financial Statements for additional discussion of the application of these estimates and other accounting policies.

Revenue Recognition

Passenger revenue. We record direct passenger ticket sales and tickets sold by other airlines for use on Hawaiian as passenger revenue when the transportation is provided or when scheduled flights for tickets are expected to expire unused.

The value of unused passenger tickets is included in current liabilities as Air traffic liability. Prior to the second quarter of 2020, non-refundable tickets sold and credits issued generally expired 13 months from the date of issuance or flight, as applicable. In April 2020, we announced the waiver of certain change fees and extended ticket validity for up to 24 months for (a) tickets issued between March 1, 2020 and December 31, 2020 and (b) tickets issued prior to March 1, 2020 for original travel between March 1, 2020 and February 28, 2021. In December 2021, we announced the further extension of ticket validity to December 31, 2022, which also included all Main Cabin and First Class passenger tickets purchased in 2021. We record an estimate of breakage revenue on the scheduled flight date for tickets that will expire unused. These estimates are based on the evaluation of actual historical results, available market information, forecasted trends and the extension of the expiration date for certain tickets impacted by the COVID-19 pandemic. At December 31, 2022, $151.9 million of passenger tickets expired unused after the end of their extended validity dates. During the years ended December 31, 2022 and 2021, we recognized approximately $100.5 million and $51.4 million, respectively, in advanced ticket breakage related to these tickets.

Excluding tickets with extended validity dates, as discussed above, during the years ended December 31, 2022, 2021 and 2020, we recognized advanced breakage of $49.8 million, $48.3 million, and $12.8 million, respectively. Despite improvements in the industry and overall travel demand, the unflown rates continue to trend higher than historical metrics. The Company will continue to monitor customers' travel behavior and may adjust our estimates in the future.

The primary assumption utilized in our calculation of advanced ticket breakage involves an estimate of future breakage patterns, which is based on a combination of historical activity and expected customer behavior. A 10% change in this rate represents a change of approximately $5.0 million in advanced ticket breakage.

Frequent flyer revenue. HawaiianMiles, Hawaiian's frequent flyer travel award program, provides a variety of awards to program members based on accumulated mileage. ASC 606 requires us to account for miles earned by passengers in the *HawaiianMiles* program through flight activity as a component of the passenger revenue ticket transaction at the estimated selling price of the miles. Ticket consideration received is allocated between the performance obligations, primarily travel and miles earned by passengers. The allocated value of the miles is deferred until the free travel or other award is used by the passenger, at which time it is included in passenger revenue. The value of the ticket used in the determination of the estimated selling price is based on the historical value of equivalent flights to those provided for loyalty awards and the related miles redeemed to obtain that award adjusted for breakage or fulfillment. The equivalent ticket value (ETV) includes a fulfillment discount (breakage) to reflect the value of the award ticket over the number of miles that, based on historical experience, will be needed to obtain the award. On a quarterly basis, we calculate the ETV by analyzing the fares of similar tickets for the prior 12 months, considering cabin class and geographic region.

We also sell mileage credits to companies participating in our frequent flyer program. These contracts generally include multiple performance obligations, including the transportation that will ultimately be provided when the mileage credits are redeemed and marketing and brand related activities.

During the first quarter of 2018, we amended our partnership with Barclaycard US, Hawaiian's co-branded credit card partner. Management determined that the amendment should be accounted for as a termination of the existing contract and the creation of a new contract under ASC 606 and the relative selling price was determined for each performance obligation of the new agreement. The new agreement continues through 2024 and includes improved economics and enhanced product offerings for our Barclay's co-branded cardholders. The amended agreement did not change, and includes the following performance obligations; (i) transportation that will ultimately be provided when mileage credits are redeemed (transportation), (ii) the Hawaiian Airlines brand and access to its members lists (collectively, brand performance), (iii) marketing, and (iv) airline benefits to cardholders, including discounts and anniversary travel benefits, baggage waivers and inflight purchase credits. We determined the relative fair value of each performance obligation by estimating the selling prices of the deliverables by considering discounted cash flows using multiple inputs and assumptions, including: (1) the expected number of miles to be awarded and redeemed; (2) the estimated weighted average equivalent ticket value, adjusted by a fulfillment discount; (3) the estimated total annual cardholder spend; (4) an estimated royalty rate for the Hawaiian portfolio; and (5) the expected use of each of the airline benefits. The overall consideration received is allocated to the performance obligations based on their relative selling prices.

The transportation performance obligation is deferred and recognized as passenger revenue when the transportation is provided. The value to the financial institution is provided each time a new cardholder chooses the Hawaiian branded credit card and each time a cardholder chooses to use the co-branded credit card. Therefore, we recognize revenue for the brand performance obligation as members use their co-brand credit card and the resulting mileage credits are issued to them, which best correlates with our performance toward satisfying the obligation.

Accounting for frequent flyer revenue involves the use of various techniques to estimate revenue. To determine the total estimated transaction price, we forecast future credit card activity based on historical data. The relative selling price is determined using management's estimated standalone selling price of each performance obligation. The objective of using the estimated selling price based methodology is to determine the price at which we would transact a sale if the product or service were sold on a standalone basis. Accordingly, we determine our best estimate of selling price by considering multiple inputs and methods including, but not limited to, discounted cash flows, brand value, number of miles awarded and number of miles redeemed. We estimate the selling price of miles using an ETV adjusted for a fulfillment discount as described above.

In April 2021, we announced the elimination of our HawaiianMiles expiration policy, effective April 1, 2021. Prior to this change in policy, miles expired after 18 months of member account inactivity. We review our breakage estimates annually based upon the latest available information regarding redemption and expiration patterns (e.g., credit card and non-credit card holders). Our estimate of the expected expiration of miles requires significant management judgment. Current and future changes to expiration assumptions or to the expiration policy, or to program rules and program could affect the estimated value of a mile. Due to the effects of the COVID-19 pandemic, including changes to our ticket validity and exchange policies, management continues to monitor customers' travel behavior and may adjust its estimates in the future as additional information becomes available. The change in expiration policy did not have a material impact on our accounting estimates and will continue to evaluate the impact of this change as additional information becomes available.

Pension and Other Postretirement and Postemployment Benefits

The calculation of pension and other postretirement and postemployment benefit expenses and its corresponding liabilities require the use of significant assumptions, including the assumed discount rate, the expected long-term rate of return on plan assets, expected mortality rates of the plan participants, and the expected health care cost trend rate. Changes in these assumptions will impact the expense and liability amounts, and future actual experience may differ from these assumptions.

The significant assumptions as of December 31, 2022 are as follows:

Pension:

Discount rate to determine projected benefit obligation	5.58%
Expected return on plan assets	6.06%^

Postretirement:

Discount rate to determine projected benefit obligation	5.57%
Expected return on plan assets	N/A
Expected health care cost trend rate:	
Initial	6.75%
Ultimate	4.75%
Years to reach ultimate trend rate	8

Disability:

Discount rate to determine projected benefit obligation	5.52%
Expected return on plan assets	4.35%^

_____

N/A Not Applicable

^ Expected return on plan assets used to determine the net periodic benefit expense for 2023 is 7.1% for the pension plans and 6.15% for the disability plan.

The expected long-term rate of return assumption is developed by evaluating input from the trustee managing the plans' assets, including the trustee's review of asset class return expectations by several consultants and economists, as well as long-term inflation assumptions. Our expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on our goal of earning the highest rate of return while maintaining risk at acceptable levels. The Retirement Plan for Pilots of Hawaiian Airlines, Inc. and the Pilot's Voluntary Employee Beneficiary Association Disability and Survivor's Benefit Plan strive to have assets sufficiently diversified so that adverse or unexpected results from any one security class will not have an unduly detrimental impact on the entire portfolio. We believe that our long-term asset allocation on average will approximate the targeted allocation. We periodically review our actual asset allocation and rebalance the pension plan's investments to our targeted allocation when considered appropriate. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the expected long-term rate of return by 100 basis points will have the following effects on our estimated 2023 pension and disability benefit expense recorded in wages and benefits and nonoperating expense:

	100 Basis Point Decrease
	(in millions)
Increase in estimated 2023 pension expense	$2.7
Increase in estimated 2023 disability benefit expense	0.4

We determine the appropriate discount rate for each of our plans based on current rates on high quality corporate bonds that would generate the cash flow necessary to pay plan benefits when due. The pension and other postretirement benefit liabilities and future expense both increase as the discount rate is reduced. Lowering the discount rate by 100 basis points would have the following effects:

	100 Basis Point Decrease
	(in millions)
Increase in pension obligation as of December 31, 2022	$31.9
Increase in other postretirement benefit obligation as of December 31, 2022	14.4
Decrease in estimated 2023 pension expense (operating and nonoperating)	0.2
Increase in estimated 2023 other postretirement benefit expense (operating and nonoperating)	1.5

The health care cost trend rate is based upon an evaluation of our historical trends and experience taking into account current and expected market conditions. Changes in the assumed current health care cost trend rate by year by 100 basis points would have the following annual effects:

	100 Basis Point Increase
	(in millions)
Increase in other postretirement benefit obligation as of December 31, 2022	$6.8
Increase in estimated 2023 other postretirement benefit expense (operating and nonoperating)	1.3

	100 Basis Point Decrease
	(in millions)
Decrease in other postretirement benefit obligation as of December 31, 2022	$6.0
Increase in estimated 2023 other postretirement benefit expense (operating and nonoperating)	1.1

Long-Lived Assets

Our long-lived assets used in operations, consisting principally of aircraft and other non-aircraft equipment, are classified as property and equipment, net on the Consolidated Balance Sheets, and have a carrying value of approximately $1.9 billion at December 31, 2022. We review long-lived assets used in operations for impairment when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. To determine whether impairment exists for aircraft used in operations, assets are grouped at the fleet-type level (the lowest level for which there are identifiable cash flows) and future cash flows are estimated based on projections of capacity, passenger mile yield, fuel costs, labor costs and other relevant factors. If, at any time, management determines the net carrying value of an asset is not recoverable, the amount is reduced to its fair value during the period in which such determination is made. Any changes in the estimated useful lives of these assets will be accounted for prospectively.

As a result of the COVID-19 pandemic, in 2020 we identified indicators of impairment of our long-lived assets. During the second quarter of 2020, it was determined that the net carrying values of our ATR-42 and ATR-72 fleets and assets held under our commercial real estate subsidiary were not recoverable through the generation of future undiscounted cash flows as of June 30, 2020. We estimated the fair value of our ATR-42 and ATR-72 fleets using a third-party valuation, which takes into consideration market pricing information, among other factors, and resulted in a $27.5 million impairment charge. We estimated the fair value of our commercial real-estate entity using a combination of a market and income-based approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to its present value, which resulted in a $3.4 million impairment charge. The principal assumptions used in our discounted cash flow analysis consisted of (a) the long-term projections of future financial performance and (b) the weighted-average cost of capital of market participants, adjusted for the risk attributable to us and the industry in which we operate.

During the years ended December 31, 2022, 2021, and 2020, the Company recorded impairment of $6.3 million, $6.4 million, and $39.4 million, respectively as follows:

- In the fourth quarter of 2020, we recorded long-lived asset impairment of approximately $5.4 million, comprised of an additional write-down of our ATR-42 and ATR-72 fleet of $4.9 million as a result of ongoing market uncertainty attributed to the COVID-19 pandemic. We also wrote off of approximately $0.5 million in capitalized software projects that were permanently suspended in response to the continuing impacts of the COVID-19 pandemic.

- In the second quarter of 2021, we announced the termination of our 'Ohana by Hawaiian operations, which utilizes the ATR-42 and ATR-72 fleet, and was operated under a CPA with a third-party carrier. Following the termination of the operations, which were temporarily suspended in late 2020, management committed to a plan of sale and wrote-down the related assets by approximately $6.4 million to fair value, less cost to sell, and classified approximately $23.4 million as assets held for sale on the Consolidated Balance Sheets. Additionally, during the second quarter of 2021, management committed to a plan to sell certain commercial real-estate assets held by one of the Company's subsidiaries. Management fair valued the assets, less the cost to sell, which did not result in a write-down to the asset group, and as of December 31, 2021, reclassified approximately $6.1 million as assets held for sale on the Consolidated Balance Sheets. Management expects to complete the sale of the above referenced assets within the upcoming 12 months, and will continue to monitor the asset groups for potential impairment.

- During the second quarter of 2022, the Company sold three ATR-72 aircraft and recognized a $2.6 million gain on the transactions, which was recorded in Other operating expense in the consolidated statements of operations. During the third quarter of 2022, the Company estimated the fair value of its remaining ATR-42 and ATR-73 aircraft, using available market information and in consideration of recent transactions, which resulted in the recognition of a $6.3 million impairment charge, which was recorded as a Special item in the consolidated statements of operations.

The Company estimated the fair value of its ATR-42 and ATR-72 fleets using a third-party valuation, available market information, and consideration of recent transactions and estimated the fair value of the assets held in its commercial real-estate subsidiary using a combination of a market and income-based approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to its present value. The principal assumptions used in the Company's discounted cash flow analysis consisted of (a) the long-term projections of future financial performance and (b) the weighted-average cost of capital of market participants, adjusted for the risk attributable to the Company and the industry in which it operates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are subject to market risk exposure related to commodity (fuel) prices, interest rates, and foreign currency exchange rates. The adverse effects of potential changes in these market risks are discussed below. In an effort to manage our exposure to these risks, we may enter into derivative contracts from time to time and may revise our derivative portfolio as market conditions change.

The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions we might undertake to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel

Aircraft fuel costs constitute a significant portion of our operating expense and changes in fuel prices could materially impact the results of operations. Fuel expense represented 29% of our operating expenses for the year ended December 31, 2022. Approximately 62% of our fuel was purchased based on Singapore jet fuel prices, 31% was purchased based on U.S. West Coast jet fuel prices, and 7% on other jet fuel prices. We periodically enter into derivative financial instruments to manage our exposure to changes in the price of jet fuel. As of December 31, 2022, we hedged approximately 21% of our projected fuel requirements for 2023. Based on gallons expected to be consumed in 2023, for every one cent increase in the cost of a gallon of jet fuel, our fuel expense would result in approximately $2.8 million in additional annual fuel expense.

Interest Rates

Our exposure to market risk associated with changes in interest rates is primarily associated with our debt obligations. At December 31, 2022, we had $1.6 billion of fixed-rate and no variable-rate debt. Market risk associated with our fixed rate long-term debt relates to the potential reduction in fair value from an increase in interest rates. An increase of 100 basis points in average annual interest rates would have decreased the estimated fair value of our fixed-rate long-term debt by $40.0 million at December 31, 2022.

Foreign Currency

We have exposure to market risk associated with changes in foreign currency exchange rates because we generate sales, incur expenses, and have debt denominated and paid in foreign currencies, predominantly in Japanese Yen and to a lesser extent, the Australian Dollar.

To manage exchange rate risk, we transact our international sales and expenditures in the same foreign currency, to the extent practical. Additionally, our Yen denominated debt serves as a natural hedge against the volatility of exchange rates against cash inflows. We also have an established foreign currency derivative program, where we periodically enter into foreign currency forward contracts. At December 31, 2022, the Company did not have any open derivative instruments designated for hedge accounting. We estimate that a 10% depreciation or appreciation in the U.S. dollar, relative to the Japanese Yen and Australian Dollar, would result in a change in annual pretax income of approximately $36.3 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hawaiian Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hawaiian Holdings, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Calculation and recognition of air traffic liability breakage
Description of the Matter	At December 31, 2022, the Company's Air traffic liability (excluding frequent flyer) was $424.6 million, for which tickets sold generally expire thirteen months from the date of issuance or the scheduled flight date, according to the Company's policy. As discussed in Notes 1 and 4 to the consolidated financial statements, the Company

records an estimate of breakage revenue in proportion to the pattern of rights exercised by related passengers (e.g., scheduled departure dates) for tickets that will expire unused based on actual historical results and forecasted trends.

Auditing the estimate of breakage revenue was complex and highly judgmental due to significant judgments required in determining the breakage rate to be applied to tickets. The estimate is more complex due to the continually evolving travel market and recent changes to the Company's expiration policies.

| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's determination of the significant underlying assumptions and data inputs used in the model. |

To test the estimated breakage rates, our audit procedures included, among others, evaluating the methodology, significant assumptions, and underlying data utilized by the Company. We evaluated the methodology and significant assumptions applied by management in their calculation of breakage for consistency with prior reporting periods and appropriateness based on the applicable accounting framework. We compared the forecasted usage data to recent actual results and evaluated the sensitivity of the breakage revenue caused by variations in the forecasted data.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 1999.

Honolulu, Hawai'i
February 15, 2023

Hawaiian Holdings, Inc.

Consolidated Statements of Operations
For the Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	(in thousands, except per share data)		
Operating Revenue:			
Passenger	$2,335,440	$1,370,902	$ 664,799
Other	305,827	225,682	180,014
Total	2,641,267	1,596,584	844,813
Operating Expenses:			
Wages and benefits	833,137	698,101	628,558
Aircraft fuel, including taxes and delivery	817,077	363,003	161,363
Aircraft rent	103,846	109,476	103,890
Maintenance materials and repairs	236,153	170,048	121,571
Aircraft and passenger servicing	152,550	105,675	58,016
Commissions and other selling	113,843	72,512	46,297
Depreciation and amortization	136,169	138,299	151,665
Other rentals and landing fees	147,143	116,772	73,808
Purchased services	129,350	103,213	99,050
Special items	18,803	8,983	184,111
Government grant recognition	—	(320,645)	(240,648)
Other	163,250	113,711	104,743
Total	2,851,321	1,679,148	1,492,424
Operating Loss	(210,054)	(82,564)	(647,611)
Nonoperating Income (Expense):			
Other nonoperating special items	—	—	(5,682)
Interest expense and amortization of debt discounts and issuance costs	(95,815)	(110,431)	(40,439)
Interest and dividend income	32,141	8,603	8,731
Capitalized interest	4,244	3,357	3,236
Other components of net periodic benefit cost, excluding settlements	5,065	3,566	1,300
Gains (losses) on fuel derivatives	(3,041)	217	(6,930)
Loss on extinguishment of debt	(8,568)	(38,889)	—
Gains (losses) on investments, net	(43,082)	1,426	271
Gains (losses) on foreign debt	26,667	27,773	(14,913)
Other, net	(1,406)	1,619	1,985
Total	(83,795)	(102,759)	(52,441)
Loss Before Income Taxes	(293,849)	(185,323)	(700,052)
Income tax benefit	(53,768)	(40,550)	(189,117)
Net Loss	$ (240,081)	$ (144,773)	$ (510,935)
Net Loss Per Common Stock Share:			
Basic	$ (4.67)	$ (2.85)	$ (11.08)
Diluted	$ (4.67)	$ (2.85)	$ (11.08)
Weighted Average Number of Common Stock Shares Outstanding:			
Basic	51,361	50,769	46,100
Diluted	51,361	50,769	46,100
Cash Dividends Declared Per Common Share	$ —	$ —	$ 0.12

See accompanying Notes to Consolidated Financial Statements.

Hawaiian Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)
For the Years ended December 31, 2022, 2021 and 2020

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Net Loss	$(240,081)	$(144,773)	$(510,935)
Other Comprehensive Income (Loss), net:			
Net change related to employee benefit plans, net of tax expense of $5,250 for 2022, net of tax expense of $13,107 for 2021, and net of tax benefit of $2,315 for 2020	15,586	41,156	(8,153)
Net change in derivative instruments, net of tax benefit of $1,098 for 2020	—	—	(3,341)
Net change in available-for-sale investments, net of tax benefit of $9,446 for 2022, net of tax benefit of $2,784 for 2021, and net of tax expense of $273 for 2020	(28,914)	(8,467)	850
Total Other Comprehensive Income (Loss)	(13,328)	32,689	(10,644)
Total Comprehensive Loss	$(253,409)	$(112,084)	$(521,579)

See accompanying Notes to Consolidated Financial Statements.

Hawaiian Holdings, Inc.

Consolidated Balance Sheets
December 31, 2022 and 2021

	2022	2021
	(in thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 229,122	$ 490,561
Restricted cash	17,498	17,267
Short-term investments	1,147,193	1,241,752
Accounts receivable, net	113,862	92,888
Income taxes receivable	70,204	71,201
Spare parts and supplies, net	36,875	34,109
Prepaid expenses and other	63,553	66,127
Total	1,678,307	2,013,905
Property and equipment, net	1,874,352	1,957,623
Other Assets:		
Assets held for sale	14,019	29,449
Operating lease right-of-use assets	459,128	536,154
Long-term prepayments and other	100,317	80,489
Intangible assets, net	13,500	13,500
Total Assets	$4,139,623	$4,631,120
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 196,009	$ 114,400
Air traffic liability and current frequent flyer deferred revenue	590,796	631,157
Other accrued liabilities	182,036	165,050
Current maturities of long-term debt, less discount	47,836	97,096
Current maturities of finance lease obligations	25,789	24,149
Current maturities of operating leases	77,858	79,158
Total	1,120,324	1,111,010
Long-Term Debt	1,583,889	1,704,298
Other Liabilities and Deferred Credits:		
Noncurrent finance lease obligations	75,221	100,995
Noncurrent operating leases	347,726	423,293
Accumulated pension and other postretirement benefit obligations	135,775	160,817
Other liabilities and deferred credits	94,654	78,340
Noncurrent frequent flyer deferred revenue	318,369	296,484
Deferred tax liability, net	130,400	186,797
Total	1,102,145	1,246,726
Commitments and Contingent Liabilities		
Shareholders' Equity:		
Special preferred stock, $0.01 par value per share, three shares issued and outstanding at December 31, 2022 and 2021	—	—
Common stock, $0.01 par value per share, 51,450,904 and 51,233,369 shares issued and outstanding as of December 31, 2022 and 2021, respectively	514	512
Capital in excess of par value	287,161	269,575
Accumulated income	140,756	380,837
Accumulated other comprehensive loss, net	(95,166)	(81,838)
Total	333,265	569,086
Total Liabilities and Shareholders' Equity	$4,139,623	$4,631,120

See accompanying Notes to Consolidated Financial Statements.

Hawaiian Holdings, Inc.

Consolidated Statements of Shareholders' Equity
For the Years ended December 31, 2022, 2021 and 2020

	Common Stock(*)	Special Preferred Stock(**)	Capital In Excess of Par Value	Accumulated Income	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)			
Balance at December 31, 2019	$461	$ —	$135,651	$1,049,567	$(103,883)	$1,081,796
Net Loss	—	—	—	(510,935)	—	(510,935)
Dividends declared on common stock	—	—	—	(5,514)	—	(5,514)
Other comprehensive loss	—	—	—	—	(10,644)	(10,644)
Issuance of 143,354 shares of common stock, net of shares withheld for taxes	1	—	(1,374)	—	—	(1,373)
Repurchase and retirement of 259,910 shares common stock	(2)	—	—	(7,508)	—	(7,510)
CARES Act warrant issuance, net of tax	—	—	7,409	—	—	7,409
Share-based compensation expense	—	—	4,936	—	—	4,936
Issuance of 2,139,790 shares of common stock related to At-the-market offering	21	—	41,971	—	—	41,992
Balance at December 31, 2020	$481	$ —	$188,593	$ 525,610	$(114,527)	$ 600,157
Net Loss	—	—	—	(144,773)	—	(144,773)
Other comprehensive income	—	—	—	—	32,689	32,689
Issuance of 228,066 shares of common stock, net of shares withheld for taxes	2	—	(2,022)	—	—	(2,020)
CARES Act warrant issuance, net of tax	—	—	4,419	—	—	4,419
Share-based compensation expense	—	—	8,645	—	—	8,645
Issuance of 2,860,210 shares of common stock related to At-the-market offering	29	—	69,940	—	—	69,969
Balance at December 31, 2021	$512	$ —	$269,575	$ 380,837	$ (81,838)	$ 569,086
Net Loss	—	—	—	(240,081)	—	(240,081)
Other comprehensive loss	—	—	—	—	(13,328)	(13,328)
Issuance of 217,535 shares of common stock, net of shares withheld for taxes	2	—	(1,894)	—	—	(1,892)
Amazon warrant issuance	—	—	11,571	—	—	11,571
Share-based compensation expense	—	—	7,909	—	—	7,909
Balance at December 31, 2022	$514	$ —	$287,161	$ 140,756	$ (95,166)	$ 333,265

(*) Common Stock — $0.01 par value; 118,000,000 authorized as of December 31, 2022 and 2021.

(**) Special Preferred Stock — $0.01 par value; 2,000,000 shares authorized as of December 31, 2022 and 2021.

Hawaiian Holdings, Inc.

Consolidated Statements of Cash Flows
For the Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
		(in thousands)	
Cash Flows From Operating Activities:			
Net Loss	$(240,081)	$ (144,773)	$(510,935)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	136,169	138,299	151,665
Deferred income taxes, net	(52,202)	(41,624)	(72,188)
Goodwill impairment	—	—	106,662
Impairment of assets	6,303	6,383	38,933
Stock compensation	7,909	8,645	4,936
Loss on contract termination	12,500	—	—
Loss on extinguishment of debt	8,568	38,889	—
Amortization of debt discounts and issuance costs	8,881	9,223	4,012
Employer contributions to pension and other postretirement plans	(11,861)	(10,232)	(7,691)
Pension and postretirement benefit cost	7,846	8,178	8,398
Special termination benefits and curtailment loss	—	—	5,682
Change in unrealized (gain) loss on fuel derivative contracts	2,638	(383)	(2,106)
Change in unrealized loss on investments	24,949	—	—
Foreign currency debt remeasurement (gain) loss	(26,196)	(27,593)	14,760
Other, net	(835)	7,275	(7,007)
Changes in operating assets and liabilities:			
Accounts receivable, net	(20,974)	(25,361)	29,853
Income taxes receivable	997	23,804	(30,810)
Spare parts and supplies, net	(5,824)	(1,562)	(1,066)
Prepaid expenses and other current assets	(29,300)	(13,140)	24,410
Accounts payable	92,812	5,785	(49,469)
Air traffic liability	(36,886)	146,655	(117,279)
Other accrued liabilities	16,795	24,366	(18,025)
Frequent flyer deferred revenue	18,410	46,045	70,318
Other assets and liabilities, net	21,630	52,459	46,239
Net cash provided by (used in) operating activities	(57,752)	251,338	(310,708)
Cash Flows From Investing Activities:			
Additions to property and equipment, including pre-delivery deposits	(47,532)	(39,264)	(105,313)
Proceeds from purchase assignment and sale leaseback transactions	—	—	114,000
Proceeds from disposition of equipment	12,182	755	—
Purchases of investments	(859,833)	(1,856,035)	(395,793)
Sales of investments	880,161	958,242	288,336
Net cash used in investing activities	(15,022)	(936,302)	(98,770)
Cash Flows From Financing Activities:			
Proceeds from the issuance of common stock	—	68,132	41,196
Long-term borrowings	—	1,251,705	602,264
Repayments of long-term debt and finance lease obligations	(184,306)	(611,725)	(78,824)
Dividend payments	—	—	(5,514)
Repurchases of common stock	—	—	(7,510)
Debt issuance costs and discounts	(2,236)	(24,776)	(4,975)
Other	(1,892)	(183)	(576)
Net cash provided by (used in) financing activities	(188,434)	683,153	546,061
Net increase (decrease) in cash and cash equivalents	(261,208)	(1,811)	136,583
Cash, cash equivalents, and restricted cash – Beginning of Year	507,828	509,639	373,056
Cash, cash equivalents, and restricted cash – End of Year	$ 246,620	$ 507,828	$ 509,639

See accompanying Notes to Consolidated Financial Statements.

Hawaiian Holdings, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

Hawaiian Holdings, Inc. (Holdings) and its direct wholly-owned subsidiary, Hawaiian Airlines, Inc. (Hawaiian), are incorporated in the State of Delaware. Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of Hawaiian. References to the "Company", "we," "us," "our" in these Notes to Consolidated Financial Statements include both Holdings and Hawaiian unless the context requires otherwise.

The consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries, including its principal subsidiary, Hawaiian, through which the Company conducts substantially all of its operations. All significant inter-company balances and transactions have been eliminated upon consolidation.

The Company reclassified certain prior period amounts to conform to current period presentation. Unless otherwise noted, all amounts disclosed are stated before consideration of income taxes.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents and Short-Term Investments

Highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents. Investments with maturities greater than three months are classified as short-term investments and stated at fair value. Investments with maturities beyond one year when purchased may be classified as short-term investments if they are expected to be available to support our short-term liquidity needs. Realized gains and losses on sales of investments as well as unrealized gains and losses related to changes in the fair value of equity securities and investment derivative contracts are reflected in Gains (losses) on investments, net within nonoperating income (expense) on the Consolidated statements of operations. Unrealized gains and losses on debt securities are reflected as a component of accumulated other comprehensive income (loss).

The Company reviews debt securities quarterly for credit losses and impairment. If the cost of an investment exceeds its fair value, the Company will evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. This determination requires significant judgment. In making this judgment, the Company employs a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. In addition, the Company considers specific adverse conditions related to the financial health of, and business outlook for, the investee. If the Company has plans to sell the security or it is more likely than not that the Company will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in Other, net, within non-operating expense on the Consolidated Statements of Operations, and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, the Company may incur future impairments.

Spare Parts and Supplies

Spare parts and supplies are valued at average cost, and primarily consist of expendable parts for flight equipment and other supplies. An allowance for obsolescence of expendable parts is provided over the

estimated useful lives of the related aircraft and engines for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are based on management's estimates and are subject to change.

Property, Equipment and Depreciation

Property and equipment are stated at cost and depreciated on a straight-line basis to their estimated residual values over the asset's estimated useful life. Depreciation begins when the asset is placed into service. Aircraft and related parts begin depreciating on the aircraft's first revenue flight.

The following table summarizes the Company's property and equipment:

	2022	2021
	(in thousands)	
Flight equipment	$ 2,492,722	$2,482,686
Pre-delivery deposits on flight equipment	83,034	83,034
Other property and equipment	433,858	391,869
	3,009,614	2,957,589
Less accumulated depreciation and amortization	(1,135,262)	(999,966)
Total property and equipment, net	$ 1,874,352	$1,957,623

Estimated useful lives and residual values of property and equipment are as follows:

Boeing 717-200 aircraft and engines	15-16 years, 5 – 34% residual value
Airbus A330-200 aircraft and engines	25 years, 10% residual value
Airbus A321neo aircraft and engines	25 years, 10% residual value
Flight and ground equipment under finance lease	Shorter of lease term or useful life
Major rotable parts	Average lease term or useful life for related aircraft, 10% – 15% residual value
Improvements to leased flight equipment and the cargo maintenance hangar	Shorter of lease term or useful life
Facility leasehold improvements	Shorter of lease term, including assumed lease renewals when renewal is economically compelled at key airports, or useful life
Furniture, fixtures and other equipment	3 – 7 years, no residual value
Capitalized software	3 – 7 years, no residual value

Additions and modifications that significantly enhance the operating performance and/or extend the useful lives of property and equipment are capitalized and depreciated over the lesser of the remaining useful life of the asset or the remaining lease term, as applicable. Expenditures that do not improve or extend asset lives are charged to expense as incurred. Pre-delivery deposits are capitalized when paid.

Aircraft under finance leases are recorded at an amount equal to the present value of minimum lease payments utilizing the Company's incremental borrowing rate at lease inception and amortized on a straight-line basis over the lesser of the remaining useful life of the aircraft or the lease term. The amortization is recorded in depreciation and amortization expense on the Consolidated Statement of Operations. Accumulated amortization of aircraft and other finance leases was $171.3 million and $147.8 million as of December 31, 2022 and 2021, respectively.

The Company capitalizes certain costs related to the acquisition and development of computer software and amortizes these costs using the straight-line method over the estimated useful life of the software. The net book value of computer software, which is included in Other property and equipment on the Consolidated Balance Sheets, was $31.6 million and $21.1 million at December 31, 2022 and 2021, respectively. The value of construction in progress, primarily consisting of aircraft and software-related projects in 2022 and 2021, which is included in property and equipment on the Consolidated Balance Sheets, was $55.5 million and $42.4 million as of December 31, 2022 and 2021, respectively. Amortization expense related to computer software was $12.3 million, $13.1 million and $15.7 million for the years ended December 31, 2022, 2021, and 2020 respectively.

Aircraft Maintenance and Repair Costs

Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred or expensed on a straight-line basis and are based on the amount of hours flown per contract. Under the terms of these power-by-the-hour agreements, the Company pays a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost, subject to certain specified exclusions. As of December 31, 2022 and 2021, the Company had approximately $0.0 million and $5.9 million, respectively, in prepayments to one of its power-by-the-hour vendors.

Additionally, although the Company's aircraft lease agreements specifically provide that it is responsible for maintenance of the leased aircraft, the Company pays maintenance reserves to the aircraft lessors that are applied toward the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are available for reimbursement to the Company upon the completion of the maintenance of the leased aircraft. However, reimbursements are limited to the available reserves associated with the specific maintenance activity for which the Company requests reimbursement.

Under certain aircraft lease agreements, the lessor is entitled to retain excess amounts on deposit at the expiration of the lease, if any; whereas at the expiration of certain other existing aircraft lease agreements any such excess amounts are returned to the Company, provided that it has fulfilled all of its obligations under the lease agreements. The maintenance reserves paid under the lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, the Company maintains the right to select any third-party maintenance provider.

Maintenance reserve payments that are expected to be recovered from lessors are recorded as deposits in the Consolidated Balance Sheets as an asset until it is less than probable that any portion of the deposit is recoverable. In addition, payments of maintenance reserves that are not substantially and contractually related to the maintenance of the leased assets are accounted for as lease payments. In order to properly account for the costs that are related to the maintenance of the leased asset, the Company bifurcates its maintenance reserves between deposits and lease payments.

Goodwill and Intangible Assets

The Company has indefinite-lived intangible assets, including goodwill. Goodwill and indefinite-lived intangible assets are not amortized and the Company assesses the carrying value of goodwill and indefinite-lived intangible assets on an annual basis and, if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. The Company assesses the value of its goodwill and indefinite-lived intangible assets under either a qualitative or quantitative approach.

When the Company evaluates goodwill for impairment using a quantitative approach, it estimates the fair value of the reporting unit by considering the market capitalization. If the reporting unit's fair value exceeds its carrying value, no further testing is required. If, however, the reporting unit's carrying value exceeds its fair value, the Company then determines the amount of the impairment charge, if any. The Company recognizes an impairment charge if the carrying value of the reporting unit's goodwill exceeds its estimated fair value.

During the first quarter of 2020, the adverse economic impact and declining passenger demand attributed to the COVID-19 pandemic drove the Company's stock price to 52-week lows and significantly reduced future cash flow projections. The Company qualitatively assessed that an impairment loss may have been incurred as of March 31, 2020 and performed an interim test of the recoverability of its goodwill and indefinite-lived intangible assets. The Company determined that the estimated fair value of the Company's one reporting unit was less than its carrying value and that the deficit between fair value and the carrying value of the reporting unit exceeded the amount of goodwill on the Company's Consolidated Balance Sheets, leading to the recognition of a goodwill impairment charge of $106.7 million in the first quarter of 2020. Fair value was determined using a combination of an income approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to its present value, and a market approach. The valuation methodology and underlying financial information included in the Company's determination of fair value required significant judgments by management. The principal assumptions used in the Company's discounted cash flow analysis consisted of (a) the long-term projections of future financial performance and (b) the weighted-average cost of capital of market participants, adjusted for the risk attributable to the Company and the industry in which it operates. Under the market approach, the principal assumption included an estimate for a control premium.

As of December 31, 2022, the Company had approximately $13.5 million in indefinite-lived intangible assets subject to impairment. The Company assesses its indefinite-lived assets under a qualitative approach, analyzing market factors to determine if events and circumstances have affected the fair value of the indefinite-lived intangible assets.

Impairment of Long-Lived Assets

Long-lived assets used in operations, consist principally of property and equipment and have a carrying value of approximately $1.9 billion at December 31, 2022. Long-lived assets are tested for impairment when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. To determine whether impairment exists for aircraft used in operations, assets are grouped at the fleet-type level (the lowest level for which there are identifiable cash flows) and future cash flows are estimated based on projections of capacity, passenger mile yield, fuel costs, labor costs and other relevant factors. If, at any time, management determines the net carrying value of an asset is not recoverable, the amount is reduced to its fair value during the period in which such determination is made. Any changes in the estimated useful lives of these assets will be accounted for prospectively.

During the years ended December 31, 2022, 2021, and 2020, the Company recorded impairment of $6.3 million, $6.4 million, and $39.4 million, respectively, as follows:

- In 2020, the Company recorded impairment of $39.4 million related to its ATR-42 and ATR-72 fleet, assets held under its commercial real estate subsidiary, and software-related projects that were discontinued as a result of the COVID-19 pandemic.

- In 2021, the Company announced the termination of its 'Ohana by Hawaiian operations, which operated the ATR-42 and ATR-72 aircraft under a capacity purchase agreement with a third-party carrier. Following the termination of the operations, management committed to a plan of sale and wrote down the related assets by approximately $6.4 million to fair value, less cost to sell, and reclassified approximately $23.4 million as assets held for sale on the Consolidated Balance Sheets. Additionally, in the second quarter of 2021, management committed to a plan to sell certain commercial real-estate assets held by one of the Company's subsidiaries. Management fair valued the assets, less the cost to sell, which did not result in a write-down to the asset group, and reclassified approximately $6.1 million as assets held for sale on the Consolidated Balance Sheets.

- In 2022, the Company recorded impairment of $6.3 million on its remaining ATR-42 and ATR-72 aircraft, using available market information and taking into consideration recent transactions.

The Company estimated the fair value of its ATR-42 and ATR-72 fleets using a third-party valuation, available market information, and consideration of recent transaction and estimated the fair value of the assets held in its commercial real-estate subsidiary using a combination of a market and income-based approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to its present value. The principal assumptions used in the Company's discounted cash flow analysis consisted of (a) the long-term projections of future financial performance and (b) the weighted-average cost of capital of market participants, adjusted for the risk attributable to the Company and the industry in which it operates.

Assets Held for Sale

Long-lived assets that meet the held for sale criteria are held for sale and reported at the lower of their carrying amount or fair value less cost to sell. Gains and losses realized on transactions are recognized immediately. If the determination is made that the Company no longer expects to sell an asset within the next year, the asset is reclassified out of assets held for sale. See Note 11 of the Notes to the Consolidated Financial Statements for additional discussion.

Revenue Recognition

The Company records direct passenger ticket sales and tickets sold by other airlines for use on Hawaiian as passenger revenue when the transportation is provided or upon scheduled flights for tickets expected to expire unused. The value of unused passenger tickets is included in current liabilities as Air traffic liability. Passenger revenue associated with unused tickets, which represent unexercised passenger rights, is recognized in proportion to the pattern of rights exercised by related passengers (e.g. scheduled departure dates).

Prior to the second quarter of 2020, non-refundable tickets sold and credits issued generally expired 13 months from the date of issuance or flight, as applicable. In April 2020, the Company announced the waiver of certain change fees and extended ticket validity for up to 24 months for (a) tickets issued between March 1, 2020 and December 31, 2020 and (b) tickets issued prior to March 1, 2020 for original travel between March 1, 2020 and February 28, 2021. In December 2021, the Company announced the further extension of ticket validity for eligible tickets impacted by the COVID-19 pandemic, including all Main Cabin and First Class passenger tickets purchased in 2021, to December 31, 2022. The Company records an estimate of breakage revenue on the scheduled flight date for tickets that will expire unused. To calculate the portion to be recognized as revenue in the period, the Company utilizes historical information, available market information, forecasted trends, and the extension of the ticket validity date for those tickets impacted by COVID-19 and applies the estimated spoilage rate to passenger revenues for each specific period. Given the ongoing impacts of the COVID-19 pandemic on actual results, the Company continues to monitor customers' travel behavior and may adjust its estimates in the future.

In 2020, the Company amended its policy to eliminate ticket change fees, excluding its Main Cabin Basic products. Ticket change fees are recorded in Air traffic liability and recognized when the related transportation is provided. During the twelve months ended December 31, 2022, 2021 and 2020, the Company recognized approximately $5.3 million, $4.8 million and $11.3 million, respectively in ticket change fee revenue related to tickets sold prior to the policy change.

Certain governmental taxes are imposed on the Company's ticket sales through a fee included in ticket prices. The Company collects these fees and remits them to the appropriate government agency. Management has elected (via a practical expedient election) to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer, e.g., sales, use, value added, and certain excise taxes. These fees have been presented on a net basis in the accompanying Consolidated Statements of Operations and recorded as a liability until remitted.

Frequent Flyer Program

HawaiianMiles, Hawaiian's frequent flyer travel award program, provides a variety of awards to program members based on accumulated mileage. ASC 606 requires the Company to account for miles earned by passengers in the *HawaiianMiles* program through flight activity as a component of the passenger revenue ticket transaction at the estimated selling price of the miles. Ticket consideration received is allocated between the performance obligations, primarily travel and miles earned by passengers. The allocated value of the miles is deferred until the free travel is used by the passenger, at which time it is included in revenue. The value of the ticket used in the determination of the estimated selling price is based on the historical value of equivalent flights to those provided for loyalty awards and the related miles redeemed to obtain that award adjusted for breakage or fulfillment. The equivalent ticket value (ETV) includes a fulfillment discount (breakage) to reflect the value of the award ticket over the number of miles that, based on historical experience, will be needed to obtain the award. The Company's estimate of ETV takes into consideration quantitative and qualitative factors, such as program changes and fares of similar tickets, and consideration of cabin class and geographic region.

The Company also sells mileage credits to companies participating in its frequent flyer program. These contracts generally include multiple performance obligations, including the transportation that will ultimately be provided when the mileage credits are redeemed and marketing and brand related activities. The marketing and brand performance obligations are effectively provided each time a HawaiianMiles members uses the co-branded credit card and monthly access to customers lists and marketing is provided, which corresponds to the timing of when the Company issues or is obligated to issue the mileage credits to the HawaiianMiles member. Therefore, the Company recognizes revenue for the marketing and brand performance obligation when HawaiianMiles members use their co-brand credit card and the resulting mileage credits are issued to them, which best correlates with the Company's performance in satisfying the obligation.

In 2018, the Company amended its partnership with Barclaycard US, Hawaiian's co-branded credit card partner. Management determined that the amendment should be accounted for as a termination of the existing contract and the creation of a new contract under ASC 606 and the relative selling price was determined for each performance obligation of the new agreement. The new agreement continues through 2024 and includes improved economics and enhanced product offerings for the Company's co-branded cardholders. The amended agreement did not change, and includes the following performance obligations; (i) transportation that will ultimately be provided when mileage credits are redeemed (transportation), (ii) the Hawaiian Airlines brand and access to its members lists (collectively, brand performance), (iii) marketing, and (iv) airline benefits to cardholders, including discounts and anniversary travel benefits, baggage waivers and inflight purchase credits. The Company determined the relative fair value of each performance obligation by estimating the selling prices of the deliverables by considering discounted cash flows using multiple inputs and assumptions, including: (1) the expected number of miles to be awarded and redeemed; (2) the estimated weighted average equivalent ticket value, adjusted by a fulfillment discount; (3) the estimated total annual cardholder spend; (4) an estimated royalty rate for the Hawaiian portfolio; and (5) the expected use of each of the airline benefits. The overall consideration received is allocated to the performance obligations based on their relative selling prices.

Accounting for frequent flyer revenue involves the use of various techniques to estimate revenue. To determine the total estimated transaction price, the Company forecasts future credit card activity based on historical data. The relative selling price is determined using management's estimated standalone selling price of each performance obligation. The objective of using the estimated selling price based methodology is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. Accordingly, the Company determines its best estimate of selling price by considering multiple inputs and methods including, but not limited to, discounted cash flows, brand value, number of miles awarded and number of miles redeemed. The Company estimates the selling price of miles using an ETV adjusted for a fulfillment discount as described above.

In April 2021, the Company announced the elimination of its HawaiianMiles expiration policy, effective immediately. Prior to April 2021, miles expired after 18 months of member account inactivity. The Company reviews its breakage estimates, which impacts ETV and loyalty recognition patterns, annually based upon the latest available information regarding redemption and expiration patterns (e.g., credit card and non-credit card holders). The Company's estimate of the expected expiration of miles requires management judgment. Current and future changes to expiration assumptions or to the expiration policy, or to program rules and program could affect the estimated value of a mile. Management continues to monitor customers' travel behavior, changes in policies, and other factors, and may adjust its estimates in the future as additional information becomes available.

Accounts Receivable

Accounts receivable primarily consist of amounts due from credit card companies, non-airline partners, and cargo transportation customers. The Company provides an allowance for uncollectible accounts equal to the estimated losses expected to be incurred based on historical chargebacks, write-offs, bankruptcies and other specific analyses. Bad debt expense was not material in any period presented.

Costs to Obtain or Fulfill a Contract

In order for the Company to provide transportation to its customers, the Company incurs fulfillment costs (booking fees, credit card fees, and commission/selling costs), which are deferred until the period in which the flight occurs. As of December 31, 2022 and 2021, the Company's asset balance associated with these costs were $13.2 million and $13.9 million, respectively. During the twelve months ended December 31, 2022, 2021, and 2020, expenses related to these costs totaled to $83.1 million, $45.1 million, and $24.6 million, respectively. To determine the amount to capitalize and expense at the end of each period, the Company uses historical sales data and estimates the amount associated with unflown tickets.

Pension and Postretirement and Postemployment Benefits

The Company accounts for its defined benefit pension and other postretirement and postemployment plans in accordance with ASC 715, *Compensation — Retirement Benefits* (ASC 715), which requires companies to measure their plans' assets and obligations to determine the funded status at fiscal year-end, reflect the funded status in the statement of financial position as an asset or liability, and recognize changes in the funded status of the plans in comprehensive income during the year in which the changes occur. Pension and other postretirement and postemployment benefit expenses are recognized on an accrual basis over each employee's service periods. Pension expense is generally independent of funding decisions or requirements.

The Company uses the corridor approach in the valuation of its defined benefit pension and other postretirement and postemployment plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. These unrecognized actuarial gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the expected average remaining service period of active plan participants for the open plans and is amortized over the expected average remaining lifetime of inactive participants for plans whose population is "all or almost all" inactive.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense was $22.6 million, $20.2 million and $15.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Capitalized Interest

Interest is capitalized upon the payment of predelivery deposits for aircraft and engines, and is depreciated over the estimated useful life of the asset from service inception date.

Share-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of the awards is estimated using the following: (1) option-pricing models for grants of stock options or (2) fair value at the measurement date (usually the grant date) for restricted stock units (RSU) subject to service and / or performance-based vesting. The resulting cost is recognized as compensation expense over the period of time during which an employee is required to provide services to the Company (the service period) in exchange for the award, the service period generally being the vesting period of the award. The Company's policy is to recognize forfeitures as they occur.

Financial Derivative Instruments

The Company uses derivatives to manage risks associated with certain assets and liabilities arising from the potential adverse impact of fluctuations in global aircraft fuel prices, interest rates and foreign currency exchange rates. Derivative instruments in the Company's fuel and investment portfolios were not designated as hedges under ASC Topic 815, *Derivatives and Hedging (ASC 815)*, for hedge accounting treatment, and as a result, any change in the fair value of these derivative instruments is adjusted through Other Nonoperating Income (Expense) in the Consolidated Statement of Operations in the period of change.

All cash flows associated with purchasing and settling derivatives are classified as Operating cash flows in the Consolidated Statements of Cash Flows.

Income Taxes

We account for deferred income taxes under the liability method. We recognize deferred tax assets and liabilities based on the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates. Deferred tax assets and liabilities are net by jurisdiction and are recorded as noncurrent on the consolidated balance sheets.

A valuation allowance is recorded to reduce deferred tax assets when necessary. We periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. We establish valuation allowances if it is not likely we will realize our deferred income tax assets. In making this determination, we consider available positive and negative evidence and make certain assumptions. We consider, among other things, projected future taxable income, scheduled reversals of deferred tax liabilities, the overall business environment, our historical financial results and tax planning strategies, where applicable. See Note 10 of the Notes to the consolidated financial statements for additional discussion.

The Company has recorded reserves for income taxes and associated interest that may become payable in future years. Although management believes that its positions taken on income tax matters are reasonable, the Company nevertheless has established tax and interest reserves in recognition that various taxing authorities may challenge certain of the positions taken by the Company, potentially resulting in additional liabilities for taxes and interest. The Company's uncertain tax position reserves are reviewed periodically and are adjusted as events occur that affect its estimates, such as the availability of new information, the lapsing of applicable statutes of limitation, the conclusion of tax audits, the measurement of additional estimated liability, the identification of new tax matters, the release of administrative tax guidance affecting its estimates of tax liabilities, or the rendering of relevant court decisions. The Company records penalties and interest relating to uncertain tax positions as part of income tax expense in its Consolidated Statements of Operations.

2. Accumulated Other Comprehensive Loss

Reclassifications out of accumulated other comprehensive loss by component is as follows:

Details about accumulated other comprehensive loss components	Year ended December 31,			Affected line items in the statement where net income is presented
	2022	**2021**	**2020**	
		(in thousands)		
Derivatives designated as hedging instruments under ASC 815				
Foreign currency derivative gains	$ —	$ —	$ (3,075)	Passenger revenue
Foreign currency derivative gains	—	—	(3,945)	Nonoperating income (expense), other, net
Total before tax	—	—	(7,020)	
Tax expense	—	—	1,737	
Total, net of tax	$ —	$ —	$ (5,283)	
Amortization of defined benefit pension items				
Actuarial loss	$ 2,063	$ 4,195	$ 4,048	Nonoperating income (expense), other, net
Prior service cost	438	370	712	Nonoperating income (expense), other, net
Special termination benefits	—	—	5,258	Other nonoperating special items
Curtailment loss	—	—	424	Other nonoperating special items
Total before tax	2,501	4,565	10,442	
Tax benefit	(640)	(1,103)	(2,309)	
Total, net of tax	$ 1,861	$ 3,462	$ 8,133	
Short-term investments				
Realized gain on sales of investments	(228)	(2,208)	(959)	Gains (losses) on investments, net
Realized loss on sales of investments, net	22,222	677	270	Gains (losses) on investments, net
Total before tax	21,994	(1,531)	(689)	
Tax expense	(5,428)	379	168	
Total, net of tax	16,566	(1,152)	(521)	
Total reclassifications for the period	$18,427	$ 2,310	$ 2,329	

A rollforward of the amounts included in accumulated other comprehensive loss, net of taxes, is as follows:

Year ended December 31, 2022	Defined Benefit Pension Items	Short-Term Investments	Total
		(in thousands)	
Beginning balance	$(75,025)	$ (6,813)	$(81,838)
Other comprehensive income (loss) before reclassifications, net of tax	13,725	(45,480)	(31,755)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	1,861	16,566	18,427
Net current-period other comprehensive income (loss), net of tax	15,586	(28,914)	(13,328)
Ending balance	$(59,439)	$(35,727)	$(95,166)

Year ended December 31, 2021	Defined Benefit Pension Items	Short-Term Investments	Total
	(in thousands)		
Beginning balance	$(116,181)	$ 1,654	$(114,527)
Other comprehensive income (loss) before reclassifications, net of tax	37,694	(7,315)	30,379
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	3,462	(1,152)	2,310
Net current-period other comprehensive income (loss), net of tax	41,156	(8,467)	32,689
Ending balance	$ (75,025)	$(6,813)	$ (81,838)

3. Earnings (Loss) Per Share

Basic earnings (loss) per share, which excludes dilution, is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The potentially dilutive shares that were excluded from the computation of diluted weighted average common stock shares outstanding because their effect would have been antidilutive was 398,509 and 550,112 for the twelve months ended December 31, 2022 and 2021, respectively. Unvested warrant shares held by Amazon have not been included in the computation as their performance condition has not yet been satisfied. As of December 31, 2022, the unvested Amazon warrant shares excluded from antidilutive shares were 8,183,451. Refer to Note 14 to the Notes to Consolidated Financial Statements for additional discussion.

The following table shows the Company's computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands, except for per share data)		
Numerator:			
Net Loss	$(240,081)	$(144,773)	$(510,935)
Denominator:			
Weighted average common shares outstanding – Basic	51,361	50,769	46,100
Dilutive effect of share-based awards and warrants	—	—	—
Weighted average common shares outstanding – Diluted	51,361	50,769	46,100
Net Loss Per Common Stock Share:			
Basic	$ (4.67)	$ (2.85)	$ (11.08)
Diluted	$ (4.67)	$ (2.85)	$ (11.08)

4. Revenue Recognition

Passenger & Other revenue — The Company's contracts with customers have two principal performance obligations, which are the promise to provide transportation to the passenger and the frequent flyer miles earned on the flight. In addition, the Company often charges additional fees for items such as baggage and other miscellaneous ancillary services. Such items are not capable of being distinct from the transportation provided because the customer can only benefit from the services during the flight. The transportation performance obligation, including the redemption of *HawaiianMiles* awards for flights, is satisfied, and revenue is recognized, as transportation is provided. In some instances, tickets sold by the Company can include a flight segment on another carrier which is referred to as an interline segment. In this situation, the

Company acts as an agent for the other carrier and revenue is recognized net of cost in other revenue. Tickets sold by other airlines where the Company provides the transportation are recognized as passenger revenue at the estimated value to be billed to the other airline when travel is provided.

The majority of the Company's revenue is derived from transporting passengers on its aircraft. Holdings' primary operations are that of its wholly-owned subsidiary, Hawaiian. Principally all operations of Hawaiian either originate and/or end in the state of Hawai'i. The management of such operations is based on a system-wide approach due to the interdependence of Hawaiian's route structure in its various markets. As Hawaiian offers only one significant line of business (i.e., air transportation), management has concluded that it has only one segment. The Company's operating revenues by geographic region (as defined by the Department of Transportation, DOT) are summarized below:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Domestic	$2,304,522	$1,504,151	$640,153
Pacific	336,745	92,433	204,660
Total operating revenue	$2,641,267	$1,596,584	$844,813

Hawaiian attributes operating revenue by geographic region based on the destination of each flight segment. Hawaiian's tangible assets consist primarily of flight equipment, which are mobile across geographic markets, and, therefore, have not been allocated to specific geographic regions. Domestic revenue includes the company's North America and Interisland operations. During the years ended December 31, 2022, 2021, and 2020, North America routes accounted for approximately 82%, 83% and 78% of domestic revenue, respectively.

Other operating revenue consists of cargo revenue, ground handling fees, commissions, and fees earned under certain joint marketing agreements with other companies. These amounts are recognized when the service is provided.

	Year Ended December 31,		
Passenger Revenue by Type	**2022**	**2021**	**2020**
	(in thousands)		
Passenger revenue, excluding frequent flyer	$2,152,536	$1,264,059	$616,214
Frequent flyer revenue, transportation component	182,904	106,843	48,585
Passenger Revenue	$2,335,440	$1,370,902	$664,799
Other revenue (e.g. cargo and other miscellaneous)	$ 182,468	$ 126,349	$ 94,187
Frequent flyer revenue, marketing and brand component	123,359	99,333	85,827
Other Revenue	$ 305,827	$ 225,682	$180,014

For the twelve months ended December 31, 2022, 2021, and 2020, the Company's total revenue was $2.6 billion, $1.6 billion, and $0.8 billion, respectively. As of December 31, 2022 and 2021, the Company's Air traffic liability balance as it relates to passenger tickets (excluding frequent flyer) was $414.5 million and $448.2 million, respectively, which represents future revenue that is expected to be realized.

During the twelve months ended December 31, 2022, 2021, and 2020, the amount of revenue recognized that was included in Air traffic liability as of the beginning of the respective period was $436.5 million, $184.0 million, and $254.8 million, respectively.

Prior to the second quarter of 2020, non-refundable tickets sold and credits issued generally expired 13 months from the date of issuance or scheduled flight, as applicable. In April 2020, the Company announced the waiver of certain change fees and extended ticket validity for up to 24 months for (a) tickets issued between March 1, 2020 and December 31, 2020 and (b) tickets issued prior to March 1, 2020 for original travel between March 1, 2020 and February 28, 2021. In December 2021, the Company announced the further extension of ticket validity to December 31, 2022, which also included all Main Cabin and First Class passenger tickets purchased in 2021. The Company records an estimate of breakage revenue on the scheduled flight date for tickets that will expire unused. These estimates are based on the evaluation of actual historical results, available market information, forecasted trends and the extension of the expiration date for certain tickets impacted by the COVID-19 pandemic.

At December 31, 2022, $151.9 million of passenger tickets expired unused after receiving extended validity dates throughout the past two years. During the years ended December 31, 2022 and 2021, the Company recognized approximately $100.5 million and $51.4 million, respectively, in advanced ticket breakage related to these tickets.

Excluding tickets with extended validity dates, as discussed above, the Company recognized advanced breakage of $49.8 million, $48.3 million, and $12.8 million, during the years ended December 31, 2022, 2021 and 2020, respectively. Despite improvements in the industry and overall travel demand, the unflown rates continue to have higher than normal volatility in comparison to historical trends. The Company will continue to monitor customers' travel behavior and may adjust its estimates in the future.

Frequent Flyer

The Company's frequent flyer liability is recorded in Air traffic liability (short-term) and Noncurrent frequent flyer deferred revenue in the Company's Consolidated Balance Sheet based on estimated and expected redemption patterns using historical data and analysis. As of December 31, 2022 and 2021, the balances were as follows:

	As of December 31,	
	2022	2021
	(in thousands)	
Air traffic liability (current portion of frequent flyer deferred revenue)	$166,211	$169,687
Noncurrent frequent flyer deferred revenue	318,369	296,484
Total frequent flyer liability	$484,580	$466,171

The table below presents a roll forward of Frequent flyer deferred revenue for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Total Frequent flyer liability – beginning balance	$ 466,171	$ 420,125
Miles awarded	205,614	155,178
Travel miles redeemed (Passenger Revenue)	(182,904)	(106,843)
Non-travel miles redeemed (Other Revenue)	(4,301)	(2,289)
Total Frequent flyer liability – ending balance	$ 484,580	$ 466,171

5. Short-Term Investments

The following is a summary of short-term investments held as of December 31, 2022 and 2021:

December 31, 2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Debt securities				
Corporate debt securities	$ 340,493	$ 139	$(23,009)	$ 317,623
U.S. government and agency securities	467,049	181	(12,341)	454,889
Other fixed income securities	110,881	23	(6,499)	104,405
Asset-backed securities	30,205	—	(2,039)	28,166
Collateralized loan obligations	43,736	130	(3,684)	40,182
Bank notes	11,493	3	(192)	11,304
Derivatives	43	1,433	(178)	1,298
Equity securities	213,569	—	(26,109)	187,460
Other investments measured at net asset value	2,087	—	(221)	1,866
Total short-term investments	$1,219,556	$1,909	$(74,272)	$1,147,193

December 31, 2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Debt securities				
Corporate debt securities	$ 450,954	$ 277	$(4,652)	$ 446,579
U.S. government and agency securities	374,113	87	(1,893)	372,307
Other fixed income securities	142,035	62	(564)	141,533
Asset-backed securities	19,372	7	(71)	19,308
Collateralized loan obligations	51,082	32	(116)	50,998
Bank notes	8,110	—	(20)	8,090
Derivatives	—	821	(74)	747
Equity securities	202,068	1	(2,023)	200,046
Other investments measured at net asset value	2,193	—	(49)	2,144
Total short-term investments	$1,249,927	$1,287	$(9,462)	$1,241,752

The following tables present fair values and gross unrealized losses by security type and length of time that individual securities have been in a continuous unrealized loss position:

December 31, 2022	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)			
Debt securities						
Corporate debt	$145,299	$(10,104)	$159,216	$(12,905)	$304,515	$(23,009)
U.S. government and agency debt . .	314,790	(8,097)	98,653	(4,244)	413,443	(12,341)
Other fixed income securities	17,836	(1,191)	23,316	(5,308)	41,152	(6,499)
Asset-backed securities	11,155	(755)	14,435	(1,284)	25,590	(2,039)
Collateralized loan obligations	28,133	(2,372)	9,491	(1,312)	37,624	(3,684)
Bank notes	2,836	(192)	—	—	2,836	(192)
Other investments measured at net asset value	865	(221)	—	—	865	(221)
	$520,914	$(22,932)	$305,111	$(25,053)	$826,025	$(47,985)

December 31, 2021	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)			
Debt securities						
Corporate debt	$316,719	$(4,239)	$ 83,889	$(413)	$400,608	$(4,652)
U.S. government and agency debt . .	291,949	(1,716)	52,501	(177)	344,450	(1,893)
Other fixed income securities	28,198	(638)	—	—	28,198	(638)
Asset-backed securities	16,949	(67)	1,046	(4)	17,995	(71)
Collateralized loan obligations	24,030	(116)	—	—	24,030	(116)
Bank notes	3,990	(20)	—	—	3,990	(20)
Other investments measured at net asset value	2,144	(49)	—	—	2,144	(49)
	$683,979	$(6,845)	$137,436	$(594)	$821,415	$(7,439)

As of December 31, 2022 and December 31, 2021, the Company's unrealized losses from debt securities were generated from 496 positions out of 547 positions and 451 positions out of 558 positions, respectively.

Debt securities in a continuous unrealized loss position for twelve months or greater as of December 31, 2022 and December 31, 2021 were primarily attributable to changes in interest rates, relative to when the investment securities were purchased. The Company does not intend to sell any of these investments and it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis, which may be at maturity. Accordingly, the Company has determined that the unrealized losses on our debt securities as of December 31, 2022 were temporary in nature.

The Company has also evaluated its debt securities and did not recognize any significant credit losses as of December 31, 2022 and December 31, 2021.

For the twelve months ended December 31, 2022 and 2021, the unrealized losses on equity securities were $26.3 million and $2.1 million, respectively.

Contractual maturities of short-term investments as of December 31, 2022 are shown below:

	Under 1 Year	1 to 5 Years	Over 5 Years	Total
		(in thousands)		
Debt securities				
Corporate debt securities	$ 2,794	$236,545	$ 78,284	$317,623
U.S. government and agency securities	39,472	406,126	9,291	454,889
Other fixed income securities	60,884	29,671	13,850	104,405
Asset-backed securities	481	18,238	9,447	28,166
Collateralized loan obligations	—	—	40,182	40,182
Bank notes	—	7,260	4,044	11,304
Total debt securities	$103,631	$697,840	$155,098	$956,569

The Company classifies investments as current assets as these securities are available for use in its current operations.

6. Fair Value Measurements

ASC 820 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term for the assets or liabilities; and

Level 3 — Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
		(in thousands)		
Cash equivalents	$ 46,729	$ 46,535	$ 194	$ —
Restricted cash	17,498	17,498	—	—
Short-term investments				
Debt securities				
Corporate debt securities	317,623	—	309,450	8,173
U.S. government and agency securities	454,889	—	454,889	—
Other fixed income securities	104,405	—	104,405	—
Asset-backed securities	28,166	—	19,133	9,033
Collateralized loan obligations	40,182	—	37,624	2,558
Bank notes	11,304	—	1,878	9,426
Derivatives	1,298	—	1,298	—
Equity securities	187,460	186,670	790	—

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
	(in thousands)			
Other investments measured at net asset value	1,866	—	—	—
Total short-term investments	1,147,193	186,670	929,467	29,190
Other Assets				
Assets held for sale	14,019	—	—	14,019
Crude oil call options	5,308	—	5,308	—
Total assets measured at fair value	$1,230,747	$250,703	$934,969	$43,209

	Fair Value Measurements as of December 31, 2021			
	Total	Level 1	Level 2	Level 3
	(in thousands)			
Cash equivalents	$ 339,522	$239,912	$ 99,610	$ —
Restricted cash	17,267	17,267	—	—
Short-term investments				
Debt securities				
Corporate debt securities	446,579	—	446,579	—
U.S. government and agency securities	372,307	—	372,307	—
Other fixed income securities	142,280	—	142,280	—
Asset-backed securities	18,561	—	14,558	4,003
Collateralized loan obligations	50,998	—	47,676	3,322
Bank notes	8,090	—	1,337	6,753
Derivatives	747	—	747	—
Equity securities	200,046	200,046	—	—
Other investments measured at net asset value	2,144	—	—	—
Total short-term investments	1,241,752	200,046	1,025,484	14,078
Assets held-for-sale	29,449	—	—	29,449
Total assets measured at fair value	$1,627,990	$457,225	$1,125,094	$43,527

Cash equivalents and restricted cash. The Company's Level 1 cash equivalents consist of money market securities and mutual funds, which are valued based on quoted prices in an active market. The carrying amounts approximate fair value because of the short-term maturity of these assets. Level 2 cash equivalents consist primarily of debt securities with original maturity dates less than 90 days. The fair value of these instruments is based on a market approach using prices generated by market transactions involving similar assets. Restricted cash includes funds held in a controlled account to be used for debt service payments associated with the Company's loyalty and intellectual brand offering. As of December 31, 2022, approximately $17.5 million was held in the controlled account designated for debt servicing and was classified as restricted cash on the Company's Consolidated Balance Sheets.

Short-term investments. The Company's Level 1 short-term investments consist of equity mutual funds, which are valued based on a market approach using prices generated by market transactions involving identical assets. Level 2 short-term investments consist of corporate debt securities, U.S. government and agency securities, other fixed income securities, asset-backed securities, collateralized loan obligations, bank notes, equity securities, and derivative instruments as further discussed in Note 5, which are valued based on a market approach using industry standard valuation techniques that incorporate inputs such as quoted prices for similar assets, interest rates, benchmark curves, credit ratings, and other observable inputs or market data. Certain asset-backed securities, collateralized loan obligations, and private bank notes that are not readily marketable are classified as Level 3 in the fair value hierarchy and valued using certain unobservable inputs including future cash flows and discount rates.

The reconciliation of the Company's short-term investments measured at fair value on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2022 is as follows:

	Short-term Investment Activity for the Twelve Months Ended December 31, 2022				
	Asset-backed securities	Bank notes	Collateralized loan obligations	Corporate debt securities	Total
			(in thousands)		
Beginning balance as of January 1, 2022	$4,003	$6,753	$ 3,322	$ —	$14,078
Purchases	5,449	3,440	2,100	8,593	19,582
Proceeds from sale	—	—	(122)	—	(122)
Redemptions and paydowns	(143)	(747)	(2,852)	—	(3,742)
Amortization and accretion, net	98	9	(10)	47	144
Realized and unrealized gains (losses), net	(374)	(29)	120	(467)	(750)
Ending balance as of December 31, 2022	$9,033	$9,426	$ 2,558	$8,173	$29,190

Other investments at net asset value (NAV). In accordance with relevant accounting standards, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position. The investments measured using NAV are investments in a partnership for which a secondary market does not exist. Investments in the partnership are carried at estimated net asset value as determined by and reported by the general partners of the partnerships and represent the proportionate share of the estimated fair value of the underlying assets of the limited partnerships. The Company can redeem its shares upon approval by the respective partnerships' managing member.

Fuel derivative contracts. The Company uses derivatives to manage risks associated with certain assets and liabilities arising from the potential adverse impact of fluctuations in global fuel prices. The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into derivative financial instruments. Any changes in fair value of these derivative instruments are adjusted through other nonoperating income (expense) in the period of change. The Company's fuel derivative contracts consist of crude oil call options, which are not traded on a public exchange. The fair value of these instruments is determined based on inputs available or derived from public markets including contractual terms, market prices, yield curves, and measures of volatility, among others.

Assets held for sale. The Company's assets held for sale consist of aircraft, engine, rotable and expendable aircraft parts related to the ATR-42 and ATR-72 fleet, and commercial real estate. These assets are measured at the lower of the carrying amount or fair value less cost to sell and a loss is recognized for any initial adjustment of the assets' carrying amount to fair value less cost to sell. The fair value measurements for the Company's held for sale assets were based on Level 3 inputs, which include information obtained from third-party valuation sources and other market sources. Refer to Note 11 of the Notes to Consolidated Financial Statements for additional discussion.

The reconciliation of our assets held for sale measured at fair value on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2022 is as follows:

	Assets Held for Sale Activity for the Twelve Months Ended December 31, 2022		
	ATR Aircraft	Commercial Real Estate	Total
	(in thousands)		
Beginning balance as of January 1, 2022	$ 23,158	$6,291	$ 29,449
Additions	—	—	—
Proceeds from sale	(12,580)	—	(12,580)
Impairment charge	(6,303)	—	(6,303)
Realized gains	3,460	—	3,460
Realized losses	(7)	—	(7)
Ending balance as of December 31, 2022	$ 7,728	$6,291	$ 14,019

The table below presents the Company's debt measured at fair value:

	Fair Value of Debt									
	December 31, 2022					December 31, 2021				
		Fair Value					Fair Value			
Carrying Amount	Total	Level 1	Level 2	Level 3	Carrying Amount	Total	Level 1	Level 2	Level 3
				(in thousands)						
$1,631,725	$1,356,561	$—	$—	$1,356,561	$1,838,954	$1,808,530	$—	$—	$1,808,530

The fair value estimates of the Company's debt were based on the discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar obligations.

The carrying amounts of cash, other receivables, and accounts payable approximate fair value due to the short-term nature of these financial instruments.

7. Financial Derivative Instruments

The Company uses derivatives to manage risks associated with certain assets and liabilities arising from the potential adverse impact of fluctuations in global fuel prices.

Fuel Risk Management

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into derivative financial instruments. The Company uses a combination of derivative contracts to hedge its aircraft fuel expense.

The following table reflects the amount of realized and unrealized gains and losses recorded as Nonoperating income (expense) in the Consolidated Statements of Operations.

	Year Ended December 31,		
	2022	**2021**	**2020**
		(in thousands)	
Losses realized at settlement	$ (401)	$(165)	$(9,035)
Prior period unrealized amounts	—	382	2,487
Unrealized gains (losses) that will settle in future periods	(2,640)	—	(382)
Gains (losses) on fuel derivatives recorded as nonoperating income (expense) . . .	$(3,041)	$ 217	$(6,930)

Investment Portfolio Management

The Company's investment managers use a combination of derivative instruments (swaps, futures, options and forward contracts) to manage risk associated with its investment portfolio, including the volatility in interest rates and currency exchange rates on foreign denominated debt securities. As of December 31, 2022 and 2021, the Company's derivative positions reflected a net asset position of $1.3 million and $0.7 million within the portfolio. During the years ended December 31, 2022 and 2021, the Company recognized net realized and unrealized gain of $5.1 million and $0.1 million, respectively, through Nonoperating income (expense). During the year ended December 31, 2020, no realized and unrealized gains and losses were recognized through nonoperating income (expense).

The following table presents the gross fair value of asset and liability derivatives that are designated as hedging instruments under ASC 815 and derivatives that are not designated as hedging instruments under ASC 815, as well as the net derivative positions and location of the asset and liability balances within the Consolidated Balance Sheets.

Derivative positions as of December 31, 2022

	Balance Sheet Location	Notional Amount	Final Maturity Date	Gross fair value of assets	Gross fair value of (liabilities)	Net derivative position
		(in thousands)			*(in thousands)*	
Derivatives not designated as hedges						
Fuel derivative contracts	Prepaid expenses and other	57,288 gallons	December 2023	$5,308	$ —	$5,308
Foreign currency derivatives	Short-term investments	36,426 European Dollars	March 2025	$1,254	$ (46)	$1,208
Interest rate contracts	Short-term investments	32,891 US Dollars	March 2026	$ 190	$(100)	$ 90

As of December 31, 2021, the Company did not hold any derivative positions.

Risk and Collateral

The financial derivative instruments expose the Company to possible credit loss in the event the counterparties to the agreements fail to meet their obligations. To manage such credit risks, the Company (1) selects its counterparties based on past experience and credit ratings, (2) limits its exposure to any single counterparty, and (3) periodically monitors the market position and credit rating of each counterparty. Credit risk is deemed to have a minimal impact on the fair value of the derivative instruments as cash collateral would be provided to or by the counterparties based on the current market exposure of the derivative.

The Company's agreements with its counterparties also require the posting of cash collateral in the event the aggregate value of the Company's positions exceeds certain exposure thresholds. The aggregate fair value of the Company's derivative instruments that contain credit-risk related contingent features was in a net asset position of $6.6 million and $0.0 million as of December 31, 2022 and 2021.

ASC 815 requires a reporting entity to elect a policy of whether to offset rights to reclaim cash collateral or obligations to return cash collateral against derivative assets and liabilities executed with the same counterparty under a master netting agreement, or present such amounts on a gross basis. The Company's accounting policy is to present its derivative assets and liabilities on a net basis, including any collateral posted with the counterparty. The Company had no collateral posted with its counterparties as of December 31, 2022 and 2021, respectively.

The Company is also subject to market risk in the event these financial instruments become less valuable in the market. However, changes in the fair value of the derivative instruments will generally offset the change in the fair value of the hedged item, limiting the Company's overall exposure.

8. Debt

Long-term debt, net of unamortized discounts and issuance costs, is outlined as follows:

	December 31,	
	2022	**2021**
	(in thousands)	
Class A EETC-13, fixed interest rate of 3.9%, semiannual principal and interest payments, remaining balance due at maturity in January 2026	$ 184,572	$ 196,338
Class B EETC-13, fixed interest rate of 4.95%, semiannual principal and interest payments	—	45,090
Japanese Yen denominated financing, fixed interest rate of 1.05%, quarterly principal and interest payments, remaining balance due at maturity in May 2030	23,524	30,213
Japanese Yen denominated financing, fixed interest rate of 1.01%, semiannual principal and interest payments, remaining balance due at maturity in June 2030	20,350	26,271
Japanese Yen denominated financing, fixed interest rate of 0.65%, quarterly principal and interest payments, remaining balance due at maturity in March 2025	64,276	91,041
Japanese Yen denominated financing, fixed interest rate of 0.76%, semiannual principal and interest payments, remaining balance due at maturity in September 2031	55,731	70,269
Class A EETC-20, fixed interest rate of 7.375%, semiannual principal and interest payments	—	48,245
Class B EETC-20, fixed interest rate of 11.25%, semiannual principal and interest payments	—	19,504
CARES Act Payroll Support Program, fixed interest rate of 1.0% for the first through fifth years and variable interest of SOFR plus a margin of 2.0% for the sixth year through maturity, semiannual interest payments, principal balance due at maturity in April 2030 through September 2030	60,278	60,278
Payroll Support Program Extension, fixed interest rate of 1.0% for the first through fifth years and variable interest of SOFR plus a margin of 2.0% for the sixth year through maturity, semiannual interest payments, principal balance due at maturity in March 2031 through April 2031	27,797	27,797

	December 31,	
	2022	**2021**
	(in thousands)	
Payroll Support Program 3, fixed interest rate of 1.0% for the first through fifth years and variable interest of SOFR plus a margin of 2.0% for the sixth year through maturity, semiannual interest payments, principal balance due at maturity in June 2031	23,908	23,908
Loyalty Program Financing, fixed interest of 5.75%, quarterly interest payments, principal balance due at maturity in January 2026	1,200,000	1,200,000
Unamortized debt discount and issuance costs	(28,711)	(37,560)
Total debt	$1,631,725	$1,801,394
Less: Current maturities of long-term debt	(47,836)	(97,096)
Long-Term Debt, less discount	$1,583,889	$1,704,298

Enhanced Equipment Trust Certificates (EETC)

In 2013, Hawaiian consummated an EETC financing, whereby it created two pass-through trusts, each of which issued pass-through certificates. The proceeds of the issuance of the pass-through certificates were used to purchase equipment notes issued by the Company to fund a portion of the purchase price for six Airbus aircraft, all of which were delivered in 2013 and 2014. The equipment notes are secured by a lien on the aircraft, and the payment obligations of Hawaiian under the equipment notes will be fully and unconditionally guaranteed by the Company. The Company issued the equipment notes to the trusts as aircraft were delivered to Hawaiian. Hawaiian received all proceeds from the pass-through trusts by 2014 and recorded the debt obligation upon issuance of the equipment notes rather than upon the initial issuance of the pass-through certificates.

In August 2020, the Company completed a $262.0 million offering of Class A and B pass-through certificates, Series 2020-1 utilizing a pass through trust (the 2020-1 EETC). The terms of the loans had a final maturity date of September 2027 and September 2025, at fixed installment coupon rates of 7.375% and 11.250%, respectively. The 2020-1 EETC was secured by two A330-200 aircraft and six A321-200neo aircraft.

The Company evaluated whether the pass-through trusts formed are variable interest entities (VIEs) required to be consolidated by the Company under applicable accounting guidance, and determined that the pass-through trusts are VIEs. The Company determined that it does not have a variable interest in the pass-through trusts. Neither the Company nor Hawaiian invested in or obtained a financial interest in the pass-through trusts. Rather, Hawaiian has an obligation to make interest and principal payments on the equipment notes held by the pass-through trusts, which are fully and unconditionally guaranteed by the Company. Neither the Company nor Hawaiian intends to have any voting or non-voting equity interest in the pass-through trusts or to absorb variability from the pass-through trusts. Based on this analysis, the Company determined that it is not required to consolidate the pass-through trusts.

In October 2021, the Company repurchased approximately $160.9 million of its outstanding 7.375% Series 2020-1A Pass Through Certificates due 2027 and 11.250% Series 2020-1B Pass Through Certificates due 2025. The Company paid a premium on the repurchase, which resulted in the recognition of a loss on the extinguishment of debt of $34.9 million reflected as nonoperating income (expense) in the Consolidated Statement of Operations.

In January 2022, the Company made the final scheduled principal payment of $45.1 million for its Class B EETC-13 debt obligation.

In June 2022, the Company repurchased the remaining $62.4 million of outstanding Series 2020-1A and Series 2020-1B Equipment Notes. The repurchase resulted in the recognition of a loss on extinguishment of debt of $8.6 million during the year ended December 31, 2022, which is reflected in the nonoperating income (expense), Loss on extinguishment of debt line item on the Consolidated Statements of Operations.

Foreign Denominated Financing

In 2018, the Company entered into two Japanese Yen denominated financings with a total value of approximately $86.5 million (¥9.6 billion), collateralized by the aircraft financed with a net book value of $106.1 million. Each financing is for a term of 12 years with quarterly or semiannual principal and interest payments, respectively, at fixed installment coupon rates of 1.01% and 1.05%, respectively.

In 2019, the Company entered into two Japanese Yen denominated agreements totaling $227.9 million (¥24.7 billion), which were collateralized through a combination of two A321neo and four A330-200 aircraft with a net book value of approximately $382.7 million. The terms of the loans are 12 years and 5.5 years, at fixed installment coupon rates of 0.76% and 0.65%, respectively.

At each balance sheet date, the Company remeasures the outstanding principal balance at the spot rate for the respective period and records any gain or loss at the current rate within the other nonoperating income (expense) line item in the Consolidated Statements of Operations. During 2022 and 2021, the Company recorded foreign currency unrealized gains of $26.2 million and $27.6 million, respectively.

Revolving Credit Facility

In March 2020, the Company drew down $235 million in revolving loans pursuant to its Amended and Restated Credit and Guaranty Agreement (the Credit Agreement) dated December 11, 2018. In February 2021, the Company repaid the $235 million outstanding amount drawn on its revolving credit facility.

In August 2022, the Company entered into an Amended and Restated Credit and Guarantee Agreement (the Revolving Credit Facility). The Revolving Credit Facility has an aggregate principal amount not to exceed $235 million and matures in December 2025. The Company may, from time to time, grant liens on certain eligible account receivables, aircraft, spare engines, ground support equipment and route authorities, as well as cash and certain cash equivalents, in order to secure its outstanding obligations under the Revolving Credit Facility. Indebtedness under the Revolving Credit Facility will bear interest, at a per annum rate based on, at the Company's option: (1) a variable rate equal to the Secured overnight financing rate plus a margin of 3.0%; or (2) Alternate base rate (as defined in the Revolving Credit Facility) plus a margin of 2.0%. The Revolving Credit Facility requires that the Company maintain $300 million in liquidity, as defined under the Credit Agreement. In the event that the requirement is not met, or other customary conditions are not satisfied, the due date of the revolving loans may be accelerated. As of December 31, 2022, the Company has $235 million undrawn and available under its revolving credit facility.

Payroll Support Program Loans

The Company participated in the initial PSP, the PSP Extension, and the PSP3. During the twelve months ended December 31, 2021, the Company received $372.4 million in payroll support payments. The support payments included total grants of $320.6 million that were recognized as a contra-expense in the Consolidated Statements of Operations. A summary of the amounts received and warrants issued as of December 31, 2022 under these programs is set forth in the following table:

Summary of payroll support program activity

(in millions, except percentages)	Total Amount	Grant	Loan	Number of warrants	Percentage of outstanding shares at December 31, 2022
Payroll Support Program	$300.9	$240.6	$ 60.3	0.5	1.0%
Payroll Support Program Extension	192.7	164.9	27.8	0.2	0.3%
Payroll Support Program 3	179.7	155.8	23.9	0.1	0.2%
Total	$673.3	$561.3	$112.0	0.8	1.5%

Payroll Support Program.   In April 2020, the Company entered into a Payroll Support Program agreement (the PSP Agreement) with the U.S. Department of Treasury (the Treasury) under the CARES Act. Pursuant to the PSP Agreement, the Treasury provided the Company with financial assistance, paid in installments, totaling approximately $300.9 million. The Company issued a promissory note to the Treasury (the PSP Note) for approximately $60.3 million and agreed to issue to the Treasury a total of 509,964 warrants to purchase shares of the Company's common stock at an exercise price of $11.82 per share (the PSP Warrants) pursuant to the PSP Agreement. The PSP Warrants are non-voting, freely transferable, may be settled as net shares or in cash at the Company's option, expire five years from the date of issuance, and contain registration rights and customary anti-dilution provisions. The Company recorded the value of the PSP Note and the PSP Warrants on a relative fair value basis as $53.6 million in noncurrent debt and $6.7 million in additional paid in capital, respectively.

Payroll Support Program Extension.   In January 2021, the Company entered into a PSP extension agreement (the PSP Extension Agreement) and contemporaneously entered into a warrant agreement (the Warrant Extension Agreement) with the Treasury and issued a promissory note to the Treasury (the PSP Extension Note). During the twelve months ended December 31, 2021, the Company received a total of $192.7 million in financial assistance, to be used exclusively for continuing to pay employee salaries, wages and benefits, including the payment of lost wages, salaries and benefits to certain returning employees as defined in the PSP Extension Agreement. These support payments consisted of $164.9 million in a grant and $27.8 million in an unsecured 10-year low interest loan, and as compensation to the U.S. government, and pursuant to the Warrant Extension Agreement, the Company issued warrants to the Treasury to purchase up to a total of 156,340 shares of its common stock at an exercise price of $17.78 per share (the PSP Extension Warrants). The PSP Extension Warrants are non-voting, freely transferable, may be settled as net shares or in cash at the Company's option, expire five years from the date of issuance, and contain registration rights and customary anti-dilution provisions. The Company recorded the value of the PSP Extension Note and the PSP Extension Warrants on a relative fair value basis as $23.8 million in noncurrent debt and $4.0 million in additional paid in capital, respectively.

Payroll Support Program 3.   In April 2021, the Company entered into a Payroll Support Program 3 Agreement with the Treasury (PSP3 Agreement), a promissory note (the PSP3 Note), and a Warrant Agreement (the PSP3 Warrant Agreement). The PSP3 Agreement extends (i) the prohibition on conducting involuntary employee layoffs or furloughs through September 2021 or the date on which assistance provided under the agreement is exhausted, whichever is later, (ii) the prohibitions on share repurchases and dividends through September 2022, and (iii) the limitations on executive compensation through April 1, 2023.

During the twelve months ended December 31, 2021, the Company received $179.7 million in payroll support payments under the PSP3 Agreement, consisting of $155.8 million in a grant and $23.9 million in an unsecured 10-year low interest loan. As compensation to the U.S. government, and pursuant to the PSP3 Warrant Agreement, the Company issued warrants to the Treasury to purchase up to a total of 87,670 shares of its common stock at an exercise of $27.27 per share (the PSP3 Warrants). The terms of the PSP3 Note and PSP3 Warrants are consistent with those of the original PSP and the first PSP Extension. The

Company recorded the value of the PSP3 Note and the PSP3 Warrants on a relative fair value basis as $22.1 million in noncurrent debt and $1.8 million in additional paid in capital, respectively.

Economic Relief Program

In 2020, the Company entered into and subsequently amended and restated its Loan Agreement with the Treasury (Amended and Restated Loan Agreement), which increased the maximum facility available to be borrowed by the Company to $622.0 million. As of September 30, 2020, the Company borrowed $45.0 million under the ERP and may, at its option, borrow additional amounts in up to two subsequent borrowings until March 26, 2021. The Company recorded the value of the loan and the ERP Warrants on a relative fair value basis as $41.9 million in noncurrent debt and $3.1 million in additional paid in capital, respectively.

On February 4, 2021, the Company repaid in full the $45.0 million loan under the ERP, and in connection with this repayment, terminated the Amended and Restated Loan Agreement. The debt extinguishment resulted in the recognition of a loss of $4.0 million during the twelve months ended December 31, 2021, which is reflected in nonoperating income (expense) in the Consolidated Statement of Operations. The warrants issued under the ERP Warrant Agreement remain outstanding pursuant to its terms.

Loyalty Program and Intellectual Property Financing

In February 2021, the Company completed the private offering (the Notes Offering) by Hawaiian Brand Intellectual Property, Ltd., an indirect wholly owned subsidiary of Hawaiian (the Brand Issuer), and HawaiianMiles Loyalty, Ltd., an indirect wholly owned subsidiary of Hawaiian (the Loyalty Issuer and, together with the Brand Issuer, the Issuers) of an aggregate of $1.2 billion principal amount of their 5.750% senior secured notes due 2026 (the Notes). The Notes require interest only payments, payable quarterly in arrears on July 20, October 20, January 20 and April 20 of each year, which began on July 20, 2021.

The Notes are fully and unconditionally guaranteed, jointly and severally, by (i) Hawaiian Finance 1 Ltd., a direct wholly owned subsidiary of Hawaiian (HoldCo 1), (ii) Hawaiian Finance 2 Ltd., a direct subsidiary of HoldCo 1 and indirect wholly owned subsidiary of Hawaiian (HoldCo 2 and, together with HoldCo 1, the Cayman Guarantors), (iii) Hawaiian and (iv) Holdings (Holdings, together with Hawaiian, the Parent Guarantors and the Parent Guarantors, together with the Cayman Guarantors, the Guarantors). The Notes were issued pursuant to the Indenture, among the Issuers, the Guarantors and Wilmington Trust, National Association, as trustee, collateral custodian.

In connection with the issuance of the Notes, Hawaiian contributed to the Brand Issuer, which is a newly-formed subsidiary structured to be bankruptcy remote, all worldwide rights, owned or purported to be owned, or later developed or acquired and owned or purported to be owned, by Hawaiian or any of its subsidiaries, in and to all intellectual property, including all trademarks, service marks, brand names, designs, and logos that include the word "Hawaiian" or any successor brand and the "hawaiianairlines.com" domain name and similar domain names or any successor domain names (the Brand IP). The Brand Issuer indirectly granted Hawaiian an exclusive, worldwide, perpetual and royalty-bearing sublicense to use the Brand IP. Further, Hawaiian contributed to the Loyalty Issuer its rights to certain other collateral owned by Hawaiian, including, to the extent permitted by such agreements or otherwise by operation of law, any of Hawaiian's rights under the HawaiianMiles Agreements and the IP Agreements (each as defined in the Indenture), together with HawaiianMiles program (HawaiianMiles) customer data and certain other intellectual property owned or purported to be owned, or later developed or acquired and owned or purported to be owned, by Hawaiian or any of its subsidiaries (including the Issuers) and required or necessary to operate HawaiianMiles (the Loyalty Program IP) (all such collateral being, the Loyalty Program Collateral). The Loyalty Issuer indirectly granted Hawaiian an exclusive, worldwide, perpetual and royalty-free sub-license to use the Loyalty Program IP.

As of December 31, 2022, approximately $17.5 million in cash was held in the Interest Reserve Account designated for debt servicing, and is classified as restricted cash on the Company's Consolidated Balance Sheets.

Schedule of Debt Maturities

As of December 31, 2022, the scheduled maturities of debt, excluding debt issuance costs, are as follows (in thousands):

2023	. . . .	$ 49,118
2024	. . . .	46,978
2025	. . . .	60,697
2026	. . . .	1,339,518
2027	. . . .	12,065
Thereafter	. . . .	152,060
		$1,660,436

Covenants

The Company's debt agreements contain various affirmative, negative and financial covenants as discussed above within this Note. We were in compliance with the covenants in these debt agreements as of December 31, 2022.

9. Leases

The Company leases aircraft, engines, airport terminal facilities, maintenance hangars, commercial real estate, and other property and equipment, among other items. The Company combines lease and non-lease components in calculating the Right-of-Use (ROU) asset and lease liabilities for the aforementioned asset groups. Certain leases include escalation clauses, renewal options, and/or termination options. When lease renewals or termination options are considered to be reasonably certain, such periods are included in the lease term and fixed payments are included in the calculation of the lease liability and ROU asset.

The Company's leases do not provide a readily determinable implicit rate; therefore, the Company utilizes an incremental borrowing rate to discount lease payments based on information available at lease commencement. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.

Sale-Leaseback Transactions

During the twelve months ended December 31, 2020, the Company entered into sale-leaseback transactions for two A321-200 aircraft. The transactions qualified as a sale, generating an immaterial loss, and the associated assets were removed from property and equipment, net and recorded as operating lease right-of-use assets on the Company's Consolidated Balance Sheets. The liabilities are recorded within current and noncurrent operating lease liabilities on the Company's Consolidated Balance Sheets.

Aircraft, Engines, and Aircraft Equipment

As of December 31, 2022, the Company leased 21 of its 64 aircraft. Of the 21 lease contracts, 4 aircraft lease contracts were accounted for as finance leases, with the remaining 17 lease contracts accounted for as operating leases. These aircraft leases have remaining lease terms ranging from 1 year to 10 years. The Company also has 2 engines under operating lease with remaining lease terms of 3 years and 4 years, respectively. The Company has a flight simulator under a finance lease with a remaining lease term of approximately 3 years.

Airport Terminal Facilities

The Company's facility leases are primarily for terminal space at airports that it serves, most notably, its operations in the state of Hawai'i. These leases are classified as operating leases and reflect the Company's use of airport terminals, office space, cargo and maintenance facilities. The Company leases space from government agencies that control the use of the airport. The remaining lease terms vary from 1 month to 27 years. At the majority of U.S. airports, the lease rates depend on airport operating costs or the use of the facilities and are reset at least annually. Because of the variable nature of the rates, these leases are not recorded on the Company's balance sheet as a ROU asset and lease liability.

Other Commercial Real Estate

The Company leases non-airport facility office space supporting its operations, including its headquarters in Honolulu, Hawai'i. These leases are classified as operating and have remaining lease terms ranging between 1 to 4 years.

Maintenance Hangar

The Company leases a cargo and maintenance hangar at the Daniel K. Inouye International Airport. The lease is accounted for as an operating lease and has a remaining lease term of 29 years as of December 31, 2022.

Other Property and Equipment

The Company leases certain IT assets (including data center access, equipment, etc.) and various other non-aircraft equipment. The remaining lease terms range from 1 to 3 years. Certain lease IT assets are embedded within service agreements. The combined lease and non-lease components of those agreements are included in the ROU asset and lease liability.

Lease Position as of December 31, 2022

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheet.

		As of December 31,	
	Classification on the Balance Sheet	**2022**	**2021**
		(in thousands)	
Assets:			
Operating lease assets	Operating lease right-of use assets	$459,128	$536,154
Finance lease assets	Property and equipment, net	90,847	114,376
Total lease assets		$549,975	$650,530
Liabilities:			
Current			
Operating	Current maturities of operating leases	$ 77,858	$ 79,158
Finance	Current maturities of finance lease obligations	25,789	24,149
Noncurrent			
Operating	Noncurrent operating leases	347,726	423,293
Finance	Finance lease obligations	75,221	100,995
Total lease liabilities		$526,594	$627,595

	Classification on the Balance Sheet	As of December 31, 2022	As of December 31, 2021
		(in thousands)	
Weighted-average remaining lease term			
Operating leases		10.4 years	10.4 years
Finance leases		6.9 years	7.2 years
Weighted-average discount rate			
Operating leases[(1)]		5.72%	5.63%
Finance leases		4.30%	4.37%

(1) Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019.

Lease Costs

During the twelve months ended December 31, 2022 and 2021, the total lease costs for finance and operating leases were as follows:

	Year ended December 31,		
	2022	2021	2020
		(in thousands)	
Finance lease cost:			
Amortization of right-of-use assets	$ 23,265	$ 23,339	$ 23,197
Interest of lease liabilities	4,963	6,022	6,887
Operating lease cost[(1)]	105,445	110,864	108,505
Short-term lease cost[(1)]	2,650	2,909	981
Variable lease cost[(1)]	142,894	112,475	68,212
Total lease cost	$279,217	$255,609	$207,782

(1) Expenses are classified within aircraft rent and other rentals and landing fees in the Consolidated Statements of Operations.

During the twelve months ended December 31, 2022, the cash paid for amounts included in the measurement of lease liabilities were as follows:

	Year ended December 31,		
	2022	2021	2020
		(in thousands)	
Operating cash flows for operating leases	105,021	110,286	113,585
Operating cash flows for finance leases	4,948	5,997	6,887
Financing cash flows for finance lease	24,137	23,040	22,295

Undiscounted Cash Flows

As of December 31, 2022, the scheduled future minimum rental payments under finance leases and operating leases with non-cancellable basic terms of more than one year are as follows:

	Finance Leases		Operating Leases	
	Aircraft	Other	Aircraft	Other
	(in thousands)			
2023	$ 22,972	$ 6,564	$ 86,467	$ 13,154
2024	16,669	1,175	77,497	13,249
2025	11,941	974	56,045	12,084
2026	11,047	236	49,734	10,127
2027	11,047	236	34,772	6,072
Thereafter	27,400	6,170	60,233	148,767
Total minimum lease payments	$101,076	$15,355	$364,748	$203,453
Less: amounts representing interest	(12,240)	(3,180)	(58,918)	(83,699)
Present value of future minimum lease payments	$ 88,836	$12,175	$305,830	$119,754
Less: current maturities of lease obligations	(19,602)	(6,187)	(70,537)	(7,321)
Long-term lease obligations	$ 69,234	$ 5,988	$235,293	$112,433

10. Income Taxes

The significant components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Current			
Federal	$ (1,073)	$ 1,522	$(113,010)
State	(493)	(448)	(3,919)
	$ (1,566)	$ 1,074	$(116,929)
Deferred			
Federal	$(49,646)	$(39,589)	$ (52,824)
State	(2,556)	(2,035)	(19,364)
	$(52,202)	$(41,624)	$ (72,188)
Income tax benefit	$(53,768)	$(40,550)	$(189,117)

The income tax benefit differed from amounts computed at the statutory federal income tax rate as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Income tax benefit computed at the statutory federal rate	$(61,709)	$(38,918)	$(147,012)
Increase (decrease) resulting from:			
State income taxes, net of federal tax effect	(11,186)	(6,203)	(22,508)
Nondeductible meals	597	466	271
Goodwill impairment	—	—	22,399

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Change in valuation allowance	17,805	4,445	7,070
CARES Act (NOL carryback)	—	—	(45,417)
Stock compensation	920	436	473
Other	(195)	(776)	(4,393)
Income tax benefit	$(53,768)	$(40,550)	$(189,117)

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, allows for net operating losses (NOLs) incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes and eliminates the 80 percent limitation on carried back NOLs. During the year ended December 31, 2020, the carryback of NOLs to preceding tax years resulted in the recognition of a tax benefit of approximately $45.4 million.

The components of the Company's deferred tax assets and liabilities were as follows:

	December 31,	
	2022	**2021**
	(in thousands)	
Deferred tax assets:		
Accumulated pension and other postretirement benefits	$ 35,384	$ 41,740
Operating leases liabilities	104,938	124,570
Finance leases	2,616	2,641
Air traffic liability and frequent flyer liability	84,723	118,005
Partnership deferred revenue	4,377	5,242
Federal and state net operating loss carryforwards	86,452	26,725
Accrued compensation	16,720	15,377
Other accrued assets	16,803	14,360
Capital losses	10,271	—
Deferred interest under IRC Section 163(j)	34,132	18,956
Other assets	23,612	14,090
Total gross deferred tax assets	420,028	381,706
Less: Valuation allowance	(31,867)	(14,062)
Net deferred tax assets	$ 388,161	$ 367,644
Deferred tax liabilities:		
Intangible assets	$ (3,205)	$ (3,223)
Property and equipment, principally accelerated depreciation	(377,943)	(394,207)
Finance leases	(787)	(5,228)
Operating lease right-of-use assets	(115,765)	(135,659)
Other liabilities	(20,861)	(16,124)
Total deferred tax liabilities	(518,561)	(554,441)
Net deferred tax liability	$(130,400)	$(186,797)

As of December 31, 2022, the Company had federal and state NOL carryforwards of $236.0 million and $708.0 million, respectively. The Company's federal NOLs have an indefinite carryover period and state net operating losses will begin to expire in 2024 if not utilized. Utilization of the Company's NOL carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. The Company's NOL carryforwards could expire before utilization if subject to annual limitations. As of December 31, 2022, the Company had gross realized capital loss carryforwards of $16.7 million, which expire in 2027 if not utilized.

As of December 31, 2022, the Company had research and development tax credit and Work Opportunity tax credit carryforwards totaling $3.9 million, which may be used to offset future tax liabilities, and which will begin to expire in 2034.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including the reversal of deferred tax liabilities) during the periods in which those deferred tax assets will become deductible. The Company assesses the realizability of its deferred tax assets and records a valuation allowance when it is more likely than not, that a portion, or all, of the deferred tax assets will not be realized.

The tax benefit of the state NOL carryforwards as of December 31, 2022 was $37.0 million, of which $21.6 million has a valuation allowance. The tax benefit of the capital loss carryforwards as of December 31, 2022 was $10.3 million, of which $4.1 million relates to net realized capital losses that will expire in 2027 if not utilized and $6.2 million relates to net unrealized capital losses. A full valuation allowance has been recorded against this entire amount. The tax benefit of the state NOL carryforwards as of December 31, 2021 was $25.6 million, of which $14.1 million has a valuation allowance.

In accordance with ASC 740, the Company reviews its uncertain tax positions on an ongoing basis. The Company may be required to adjust its liability as these matters are finalized, which could increase or decrease its income tax expense and effective income tax rates or result in an adjustment to the valuation allowance. The Company records the uncertain tax position liability in Other accrued liabilities (current) and Other liabilities and deferred credits (non-current) in the Consolidated Balance Sheet, based on the period in which the Company expects the unrecognized tax benefits will be resolved. As of December 31, 2022, the Company has $0.8 million of uncertain tax positions that may decrease within the next twelve months due to the expiration of the statute of limitations.

The table below reconciles beginning and ending amounts of unrecognized tax benefits related to uncertain tax positions:

	2022	2021	2020
	(in thousands)		
Balance at January 1	$3,771	$3,449	$ 6,263
Increases related to prior year tax positions	(81)	11	104
Increases related to current year tax positions	568	672	562
Settlements with taxing authority	—	—	(1,063)
Effect of the expiration of statutes of limitation	(513)	(361)	(2,417)
Balance at December 31	$3,745	$3,771	$ 3,449

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes. In 2022, 2021, and 2020, the Company recognized expense (benefit) of $0.0 million, $0.0 million, and $(0.7) million, respectively, for interest and penalties on uncertain tax positions. As of December 31, 2022 and 2021, the Company accrued approximately $0.1 million and $0.2 million, respectively, for the payment of interest and penalties related to uncertain tax positions.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company's federal income tax returns for tax years 2018 and beyond, and state income tax returns for tax years 2017 and beyond remain subject to examination by the Internal Revenue Service and state taxing authorities.

11. Assets Held-For-Sale

During the second quarter of 2021, the Company reclassified approximately $29.5 million in long-lived assets as held for sale as follows:

- The Company announced the termination of its 'Ohana by Hawaiian operations, which utilizes its ATR-42 and ATR-72 fleet, and was operated under a capacity purchase agreement (CPA) with a third-party carrier. Following the termination of the operations, management committed to a plan of sale and wrote-down the related assets by approximately $6.4 million to fair value, less cost to sell, and classified approximately $23.4 million as assets held for sale on the Consolidated Balance Sheets.

- The Company committed to a plan to sell certain commercial real-estate assets held by one of the Company's subsidiaries. Management fair valued the assets, less the cost to sell, which did not result in a write-down to the asset group, and reclassified approximately $6.1 million as assets held for sale on the Consolidated Balance Sheets.

During the second quarter of 2022, the Company sold three ATR-72 aircraft and recognized a $2.6 million gain on the transactions, which was recorded in Other operating expense in the consolidated statements of operations. During the third quarter of 2022, the Company estimated the fair value of its remaining ATR-42 and ATR-73 aircraft, using available market information and in consideration of recent transactions, which resulted in the recognition of a $6.3 million impairment charge, which was recorded as a Special item in the Consolidated Statements of Operations.

As of December 31, 2022 and 2021, the Company had approximately $14.0 million and $29.4 million, respectively, in assets held for sale on the Consolidated Balance Sheets. Management continues to actively market the above referenced assets and expects their sale within the upcoming 12 months, and will continue to monitor the asset groups for potential impairment.

12. Special Items

Special items in the Consolidated Statements of Operations consisted of the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Operating special items:			
Contract termination fee[1]	$12,500	$ —	$ —
Assets held-for-sale impairment[2]	6,303	—	—
Ohana by Hawaiian termination[3]	—	8,983	—
Collective bargaining agreement payment[4]	—	—	20,242
Goodwill impairment[5]	—	—	106,662
Long-lived asset impairment[6]	—	—	38,933
Capitalized software projects[6]	—	—	509
Severance and benefit costs[7]	—	—	17,765
Total Operating special items	$18,803	$8,983	$184,111

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Nonoperating special items:			
Other nonoperating special items:			
Special termination benefits[8]	$—	$—	$5,258
Curtailment loss[8]	—	—	424
Total Other nonoperating special items	$—	$—	$5,682

(1) In December 2022, the Company entered into a Memorandum of Understanding (MOU) with its third-party service provider to early terminate its Amended and Restated Complete Fleet Services (CFS) Agreement (Amended CFS). The Amended CFS was originally scheduled to run through December 2027, and will now terminate in April 2023. In connection with the MOU, the Company agreed to pay a total of $12.5 million in termination fees, which was recognized at execution as a Special item in the Consolidated Statements of Operations.

(2) As discussed in Note 11, during the year ended December 31, 2022, the Company recognized impairment of $6.3 million related to its assets held-for-sale.

(3) In the second quarter of 2021, the Company announced the termination of its 'Ohana by Hawaiian operations. The Company wrote-down the asset group to fair value, less cost to sell by approximately $6.4 million. Additionally, the Company recorded a one-time charge of approximately $2.6 million for the early termination of its CPA.

(4) In March 2020, the Company reached an agreement in principle with the flight attendants of Hawaiian, represented by the Association of Flight Attendants (the AFA) on a new five-year contract that runs through April 2025. On April 3, 2020, the Company received notice from the AFA that the collective bargaining agreement (the CBA) was ratified by its members. The ratified CBA provides for, among other things, a ratification payment to be paid over a one-year term, increased medical cost sharing, improved pay scales, and a one-time medical savings contribution to eligible flights attendants upon retirement. During the twelve months ended December 31, 2020, the Company recorded a $23.5 million ratification bonus, of which $20.2 million was related to service prior to January 1, 2020, and was recorded as a Special item in the Consolidated Statements of Operations. The remaining $3.3 million was recorded as a component of Wages and benefits in the Consolidated Statements of Operations.

(5) As discussed in Note 1, the Company recognized a goodwill impairment charge of $106.7 million during the twelve months ended December 31, 2020.

(6) As discussed in Note 1, the Company recognized an impairment of long-lived assets of $39.4 million during the twelve months ended December 31, 2020.

(7) During the third quarter of 2020, the Company announced and completed voluntary separation program offerings across each of its labor groups. In addition to separation payments, the Company offered its employees, based on labor group, age, and years of service, special termination benefits in the form of retiree healthcare benefits as discussed below. The election and revocation windows for these programs closed during the quarter. Additionally, the Company announced involuntary separations and temporary leave programs, the majority of which were effective October 1, 2020. Combined, the separation and temporary leave programs represented a reduction of approximately 32% of the Company's workforce. The Company recorded $17.8 million during the twelve months ended December 31, 2020 related to the workforce reduction and separation programs.

(8) During the twelve months ended December 31, 2020, the Company recorded $5.7 million in special termination benefits and curtailment losses related to the Company's pension and other postretirement benefit plans in connection with its voluntary separation programs. See Note 13 for additional information.

13. Employee Benefit Plans

Defined Benefit Plans

Hawaiian sponsors a defined benefit pension plan covering the ALPA and prior to August 2017, sponsored the defined benefit pension plans for the International Association of Machinists and Aerospace Workers (AFL-CIO) (IAM) and other personnel (salaried, Transport Workers Union, Network Engineering Group). The plans for the IAM and other employees were frozen in September 1993. Effective January 1, 2008, benefit accruals for pilots under age 50 as of July 1, 2005 were frozen (with the exception of certain pilots who were both age 50 and older and participants of the plan on July 1, 2005) and Hawaiian began making contributions to an alternate defined contribution retirement program for its pilots. All of the pilots' accrued benefits under their defined benefit plan at the date of the freeze were preserved. In addition, Hawaiian sponsors four unfunded defined benefit postretirement medical and life insurance plans and a separate plan to administer the pilots' disability benefits.

In 2016, the Hawaiian Airlines, Inc. Pension Plan for Salaried Employees (Salaried Plan) was consolidated into the Hawaiian Airlines, Inc. Pension Plan for Employees Represented by the International Association of Machinists (IAM), which established a merged plan (the Merged Plan). At that time, the net liabilities of the Salaried Plan were transferred to the Merged Plan. In 2017, the Company completed the termination of the plan by transferring the assets and liabilities to a third-party insurance company. The Company no longer has any expected contributions to the Merged Plan due to the final settlement.

The following tables summarize changes to projected benefit obligations, plan assets, funded status and applicable amounts included in the Consolidated Balance Sheets:

	2022		2021	
	Pension	**Other**	**Pension**	**Other**
		(in thousands)		
Change in projected benefit obligations				
Benefit obligations, beginning of year	$(452,625)	$(165,729)	$(474,750)	$(171,480)
Service cost	—	(9,568)	—	(11,744)
Interest cost	(13,101)	(5,220)	(12,216)	(4,769)
Actuarial gains	102,544	42,834	9,738	16,623
Benefits paid	25,637	6,728	24,603	5,641
Less: federal subsidy on benefits paid	N/A	—	N/A	—
Plan amendments	—	(1,750)	—	—
Benefit obligation at end of year[a]	$(337,545)	$(132,705)	$(452,625)	$(165,729)
Change in plan assets				
Fair value of assets, beginning of year	$ 405,366	$ 44,632	$ 382,846	$ 38,710
Actual return on plan assets	(93,701)	(6,879)	46,297	3,357
Employer contribution	—	4,045	—	4,008
Benefits paid	(24,813)	(1,904)	(23,777)	(1,443)
Fair value of assets at end of year	$ 286,852	$ 39,894	$ 405,366	$ 44,632
Unfunded status at December 31	$ (50,693)	$ (92,811)	$ (47,259)	$(121,097)

	2022		2021	
	Pension	**Other**	**Pension**	**Other**
	(in thousands)			
Amounts recognized in the statement of financial position consist of:				
Current benefit liability	$ (789)	$ (6,941)	$ (800)	$ (6,739)
Noncurrent benefit liability	(49,904)	(85,870)	(46,459)	(114,358)
	$ (50,693)	$(92,811)	$(47,259)	$(121,097)
Amounts recognized in accumulated other comprehensive loss				
Unamortized actuarial loss (gain)	$106,906	$(49,505)	$ 94,537	$ (16,161)
Prior service cost (credit)	—	5,002	—	3,690
	$106,906	$(44,503)	$ 94,537	$ (12,471)

(a)   The accumulated pension benefit obligation as of December 31, 2022 and 2021 was $337.5 million and $452.6 million, respectively.

The following table sets forth the net periodic benefit cost:

	2022		2021		2020	
	Pension	**Other**	**Pension**	**Other**	**Pension**	**Other**
	(in thousands)					
Components of Net Periodic Benefit Cost						
Service cost	$ —	$ 9,568	$ —	$ 11,744	$ 12	$10,791
Other cost:						
Interest cost	13,101	5,220	12,216	4,769	14,639	5,167
Expected return on plan assets	(23,809)	(2,077)	(23,327)	(1,785)	(23,418)	(1,746)
Recognized net actuarial loss (gain)	2,596	(533)	4,407	(212)	4,091	(43)
Prior service cost	—	438	—	370	—	288
Total other components of the net periodic benefit cost	$ (8,112)	$ 3,048	$ (6,704)	$ 3,142	$ (4,688)	$ 3,666
Special/contractual termination benefits	—	—	—	—	—	5,258
Curtailment loss	—	—	—	—	—	424
Net periodic benefit cost	$ (8,112)	$ 12,616	$ (6,704)	$ 14,886	$ (4,676)	$20,139
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss						
Current year actuarial (gain) loss	$ 14,966	$(35,051)	$(32,709)	$(16,989)	$ 8,376	$ 3,409
Current year prior service cost	—	1,750	—	—	—	3,260
Amortization of actuarial gain (loss)	(2,596)	533	(4,407)	212	(4,091)	43
Amortization of prior service cost	—	(438)	—	(370)	—	(712)
Settlement and curtailment loss	—	—	—	—	—	—
Total recognized in other comprehensive loss . .	$ 12,370	$(33,206)	$(37,116)	$(17,147)	$ 4,285	$ 6,000
Total recognized in net periodic benefit cost and other comprehensive loss	$ 4,258	$(20,590)	$(43,820)	$ (2,261)	$ (391)	$26,139

Service costs are recorded within Wages and benefits in the Consolidated Statements of Operations. Total other components of the net periodic benefit cost are recorded within the Nonoperating income (expense), other line item in the Consolidated Statements of Operations. During the twelve months ended December 31, 2022 and 2021, the Company was not required to and did not make cash contributions to its defined benefit and other post-retirement plans.

The weighted average actuarial assumptions used to determine the net periodic benefit expense and the projected benefit obligation were as follows:

	Pension		Postretirement		Disability	
	2022	2021	2022	2021	2022	2021
Discount rate to determine net periodic benefit expense	2.98%	2.63%	3.02%	2.62%	3.03%	2.67%
Discount rate to determine projected benefit obligation	5.58%	2.98%	5.57%	2.99%	5.52%	3.03%
Expected return on plan assets	6.06%**	6.29%	N/A	N/A	4.35%**	4.28%
Rate of compensation increase	Various*	Various*	N/A	N/A	Various*	Various*
Health care trend rate to determine net periodic benefit expense	N/A	N/A	6.25%	6.50%	N/A	N/A
Ultimate trend rate	N/A	N/A	4.75%	4.75%	N/A	N/A
Years to reach ultimate trend rate	N/A	N/A	5	6	N/A	N/A
Health care trend rate to determine projected benefit obligation	N/A	N/A	6.75%	6.25%	N/A	N/A
Ultimate trend rate	N/A	N/A	4.75%	4.75%	N/A	N/A
Years to reach ultimate trend rate	N/A	N/A	8	6	N/A	N/A

* Differs for each pilot based on current fleet and seat position on the aircraft and seniority service. Negotiated salary increases and expected changes in fleet and seat positions on the aircraft are included in the assumed rate of compensation increase, which ranged from 2.0% to 7.25% in both 2022 and 2021).

** Expected return on plan assets used to determine the net periodic benefit expense for 2023 is 7.1% for Pension and 6.2% for Disability.

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2023 are as follows:

	Pension	Other
	(in thousands)	
Actuarial (gain) loss	$3,975	$(2,345)
Amortization of prior service cost	—	497
To be recognized in net periodic benefit cost from accumulated other comprehensive (gain) loss	$3,975	$(1,848)

Plan Assets

The Company develops the expected long-term rate of return assumption based on historical experience and by evaluating input from the trustee managing the plan's assets, including the trustee's review of asset class return expectations by several consultants and economists, as well as long-term inflation assumptions. The Company's expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on the goal of earning the highest rate of return while maintaining risk at acceptable levels. The Retirement Plan for Pilots of Hawaiian Airlines, Inc. and the Pilot's Voluntary Employee Beneficiary Association Disability and Survivor's Benefit Plan (VEBA) strive to have assets sufficiently diversified so that adverse or unexpected results from any one security class will not have an unduly detrimental impact on the entire portfolio. Prior to termination, the Merged Plan targeted to have its assets align with the potential liability as of the expected settlement date. The actual allocation of the Company's pension and disability plan assets and the target allocation of assets by category at December 31, 2022 are as follows:

	Asset Allocation for Pilots pension and VEBA Plans	
	2022	Target
Equity securities	55%	60%
Fixed income securities	41%	35%
Real estate investment trusts	4%	5%
	100%	100%

The table below presents the fair value of the Company's pension plan and other postretirement plan investments (excluding cash and receivables):

	Fair Value Measurements as of December 31,	
	2022	2021
	(in thousands)	
Pension Plan Assets:		
Equity index funds	$158,580	$226,291
Fixed income funds	113,029	158,334
Real estate investment fund	12,844	18,614
Insurance company pooled separate account	2,399	2,127
Total	$286,852	$405,366
Postretirement Assets:		
Common collective trust fund	$ 39,716	$ 44,509
Money market fund	178	123
	$ 39,894	$ 44,632

The fair value of each of the investments in the table above has been estimated using the net asset value per share, and in accordance with subtopic ASC 820-10, *Fair Value Measurement and Disclosures*, is not required to be presented in the fair value hierarchy.

Equity index funds. The investment objective of these funds is to obtain a reasonable rate of return while investing principally or entirely in foreign or domestic equity securities. There are currently no redemption restrictions on these investments.

Fixed income funds. The investment objective of these funds is to obtain a reasonable rate of return while principally investing in foreign and domestic bonds, mortgage-backed securities, and asset-backed securities. There are currently no redemption restrictions on these investments.

Real estate investment fund. The investment objective of this fund is to obtain a reasonable rate of return while principally investing in real estate investment trusts. There are currently no redemption restrictions on these investments.

Insurance Company Pooled Separate Account. The investment objective of the Insurance Company Pooled Separate Account is to invest in short-term cash equivalent securities to provide a high current income consistent with the preservation of principal and liquidity.

Common collective trust (CCT). The postretirement plan's CCT investment consists of a balanced profile fund and a conservative profile fund. These funds primarily invest in mutual funds and exchange-traded funds. The balanced profile fund is designed for participating trusts that seek substantial capital growth, place modest emphasis on short-term stability, have long-term investment objectives, and accept short-term volatility in the value of the fund's portfolio. The conservative profile fund is designed for participating trusts that place modest emphasis on capital growth, place moderate emphasis on short-term stability, have intermediate-to-long-term investment objectives, and accept moderate short-term volatility in the value of the fund's portfolio. There are currently no redemption restrictions on these investments.

Based on current legislation and assumptions, the Company does not expect to have a minimum contribution requirement for 2023 as sufficient funding balance exists to cover all funding requirements in 2023. The Company projects that Hawaiian's pension plans and other postretirement benefit plans will make the following benefit payments, which reflect expected future service, during the years ending December 31:

	Pension Benefits	Other Benefits	
		Gross	Expected Federal Subsidy
		(in thousands)	
2023	$ 26,886	$ 9,388	$ —
2024	27,424	8,935	—
2025	27,668	8,973	—
2026	27,760	9,701	—
2027	27,718	9,856	—
2028 – 2032	133,029	54,916	—
	$270,485	$101,769	$ —

Defined Contribution Plans

The Company also sponsors separate defined contribution plans for its pilots, flight attendants and ground personnel, and salaried personnel. Contributions to the Company's defined contribution plans were $57.0 million, $47.3 million and $43.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

14. Amazon Agreement

On October 20, 2022, Hawaiian and Amazon.com Services LLC (Customer), a wholly owned subsidiary of Amazon.com, Inc. (Amazon), entered into an Air Transportation Services Agreement (the ATSA) under which the Company will provide certain air cargo transportation services to the Customer for an initial term of eight years. Thereafter, the Customer may elect to extend the ATSA for two years and, at the end of such period, the parties may mutually agree to extend the term for three additional years.

The ATSA provides for the Company to initially operate ten A330-300F aircraft for air cargo transportation services, with the Customer having the right to enter into work orders for additional aircraft. The Company will supply flight crews, perform maintenance and certain administrative functions, and procure aircraft insurance. The Customer will pay the Company a fixed monthly fee per aircraft, a per flight hour fee, and a per flight cycle fee for each flight cycle operated. The Customer will also reimburse the Company for certain operating expenses, including fuel, certain maintenance, and insurance premiums. As part of the ATSA, the Company received $11.5 million toward start-up costs which has been recorded in Other liabilities in the Consolidated Balance Sheet. The deferred up-front payment will be amortized into revenue on a pro-rata basis over the term of the contract. Operations under the ATSA are expected to commence in the fourth quarter of 2023. During the year ended December 31, 2022, $0 was amortized into revenue on the Company's Consolidated Statements of Operations.

The Company and Amazon also entered into a Transaction Agreement, under which, the Company agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon, a warrant (the Warrant) to acquire up to 9,442,443 shares (the Warrant Shares), of the Company's common stock, par value $0.01 per share, valued at approximately $82.5 million, which will be recognized as a reduction of revenue over the vesting period. At execution, 1,258,992 Warrant Shares, valued at $11.6 million, vested upon warrant issuance, and are recorded in Other assets in the Consolidated Balance Sheet. Future vesting is based on payments to be made by Amazon or its affiliates either under the ATSA or generally with respect to air cargo or air charters, excluding commercial passenger service, up to $1.8 billion in the aggregate. Subject to certain conditions, including vesting, the Warrant may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before October 20, 2031. The exercise price with respect to the first 6,294,962 Warrant Shares that vest will be $14.71 per share (the First Tranche). The exercise price with respect to the remaining 3,147,481 Warrant Shares (Second Tranche) will be determined based on the 30-day volume-weighted average price of the Company's common stock as of the earlier of (i) October 20, 2025, or (ii) the date that the entire First Tranche is vested. The exercise prices and the Warrant Shares issuable are subject to customary antidilution adjustments.

The Company valued the First Tranche of warrant shares using the Monte Carlo Simulation model, based on the following assumptions; (i) exercise price of $14.71, (ii) risk-free interest rate of 4.28%, (iii) dividend yield of — %, (iv) expected life of 9.0 years, and (v) volatility of 54.0%. The Company valued the Second Tranche using a Monte Carlo Simulation model, using the above referenced assumptions, as well as an estimate for the weighted average price of Holding's common stock over the 30 trading days immediately preceding the earlier of (i) the 3-year anniversary of executing the Warrant Agreement or (ii) full vesting of the First Tranche.

15. Capital Stock and Share-based Compensation

Common Stock

The Company has one class of common stock issued and outstanding. Each share of common stock is entitled to one vote per share.

Special Preferred Stock

The IAM, AFA, and ALPA each hold one share of Special Preferred Stock, which entitles each union to nominate one director to the Company's Board of Directors. In addition, each series of the Special Preferred Stock, unless otherwise specified: (i) ranks senior to the Company's common stock and ranks *pari passu* with each other series of Special Preferred Stock with respect to liquidation, dissolution and winding up of the Company and will be entitled to receive $0.01 per share before any payments are made, or assets distributed to holders of any stock ranking junior to the Special Preferred Stock; (ii) has no dividend rights unless a dividend is declared and paid on the Company's common stock, in which case the Special Preferred Stock would be entitled to receive a dividend in an amount per share equal to two times the dividend per share paid on the common stock; (iii) is entitled to one vote per share of such series and votes with the common stock as a single class on all matters submitted to holders of the Company's common stock; and (iv) automatically converts into the Company's common stock on a 1:1 basis, at such time as such shares are transferred or such holders are no longer entitled to nominate a representative to the Company's Board of Directors pursuant to their respective collective bargaining agreements.

Dividends

Pursuant to the Company's receipt of financial assistance under the federal government's Payroll Support Programs, the Company was restricted from making dividend payments until September 30, 2022. Prior to the suspension of dividend payments, the Company paid cash dividends of $5.5 million during the year ended December 31, 2020.

Stock Repurchase Program

In November 2018, the Company's Board of Directors approved the repurchase of up to $100 million of its outstanding common stock over a two-year period through December 2020. On March 18, 2020, the Company announced the suspension of its stock repurchase program and pursuant to its receipt of financial assistance under the federal government's Payroll Support Programs, it was restricted from making any stock repurchases until September 30, 2022.

The Company had no stock repurchase activity during the twelve months ended December 31, 2022 and 2021. Prior to the suspension of its stock repurchase program, the Company spent $7.5 million to repurchase approximately 0.3 million shares of the Company's common stock in open market transactions for the year ended December 31, 2020.

At-the-Market Offering Program

On December 1, 2020, the Company entered into the Equity Distribution Agreement with the Managers relating to the issuance and sale from time to time by the Company through the Managers, of up to 5,000,000 shares of the Company's common stock, par value $0.01 per share. Sales of the shares, if any, under the Equity Distribution Agreement may be made in any transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended. Under the terms of the Equity Distribution Agreement, the Company will set the parameters for the sale of the shares, including the number of the shares to be issued, the time period during which sales are requested to be made, limitation on the number of the shares that may be sold in any one trading day and any minimum price below which sales may not be made. During the twelve months ended December 31, 2021, the Company sold 2.9 million shares pursuant to the Equity Distribution Agreement at an average price of $24.47 per share, with net proceeds totaling approximately $68.1 million. On March 5, 2021, the Company completed the sale of the 5.0 million shares authorized under the Equity Distribution Agreement at an average price of $22.46 per share, with total net proceeds of approximately $109.3 million.

Share-Based Compensation

Total share-based compensation expense recognized by the Company under ASC 718 was $7.9 million, $8.6 million and $4.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, $5.8 million of share-based compensation expense related to unvested RSU (inclusive of $0.5 million for RSU granted to non-employee directors) attributable to future performance and has not yet been recognized. The related expense will be recognized over a weighted average period of approximately 1.5 years.

Performance and Market-Based RSU

During 2022, the Company granted two types of performance-based RSUs covering 143,849 shares of common stock (the Target Award) with a maximum payout of 254,530 shares of common stock (the Maximum Award) to employees pursuant to the Company's 2015 Stock Incentive Plan. These awards vest over a three year period and were valued as follows:

- Awards with a market condition were valued using a binomial-lattice model (i.e. Monte Carlo simulation model). The Monte Carlo Simulation model required key assumptions: including the (a) expected volatility of the Company's common stock, (b) expected life of the RSU, (c) risk-free interest rate, and (d) dividend yield. The effect of market conditions is considered in determining the grant date fair value, which is not subsequently revised based on actual performance.

- Awards with a performance condition were valued using grant date fair values equal to the Company's share price on the measurement date.

The Company valued the 2022 awards at $2.7 million, which will be recognized as stock-based compensation expense over the vesting period.

During 2021, the Company granted performance-based RSUs covering 141,473 shares of common stock (the Target Award) with a maximum payout of 212,210 shares of common stock (the Maximum Award) to employees pursuant to the Company's 2015 Stock Incentive Plan. These awards vest over a three-year period. The 2021 performance-based RSU include a market condition and were valued using a binomial-lattice model (i.e. Monte Carlo simulation model). The Monte Carlo Simulation model required key assumptions: including the (a) expected volatility of the Company's common stock, (b) expected life of the RSU, (c) risk-free interest rate, and (d) dividend yield. The Company valued the 2021 awards at $3.0 million, which will be recognized as stock-based compensation expense over the vesting period. The effect of market conditions is considered in determining the grant date fair value, which is not subsequently revised based on actual performance.

During 2020, the Company granted performance-based stock awards without a market condition, covering 204,589 shares of common stock (the Target Award) with a maximum payout of 406,916 shares of common stock (the Maximum Award) to employees pursuant to the Company's 2015 Stock Incentive Plan. These awards vest over a three-year period. The Company valued the performance-based stock awards using grant date fair values equal to the Company's share price on the measurement date.

The following table summarizes information about performance-based stock awards:

	Number of units	Weighted average grant date fair value
Non-vested at January 1, 2020	301,583	$33.40
Granted	216,369	25.71
Vested	(61,073)	43.62
Forfeited	(14,926)	33.00
Non-vested at December 31, 2020	441,953	$30.98
Granted	141,473	21.52
Vested	(67,695)	37.20
Forfeited	(70,108)	39.09
Non-vested at December 31, 2021	445,623	$25.76
Granted	143,849	18.51
Vested	(101,125)	23.82
Forfeited	(73,318)	31.03
Non-vested at December 31, 2022	415,029	$22.78

The fair value of performance-based RSUs vested in the years ended December 31, 2022, 2021 and 2020 was $2.4 million, $1.9 million and $1.7 million, respectively.

Service-Based RSU

During 2022, the Company awarded 274,832 service-based RSUs to employees and non-employee directors, pursuant to the Company's 2015 Stock Incentive Plan. These stock awards vest over one, two, or three year periods and have a grant date fair value equal to the Company's share price on the measurement date.

The following table summarizes information about outstanding service-based RSUs:

	Number of units	Weighted average grant date fair value
Non-vested at January 1, 2020	233,282	$31.80
Granted	353,538	19.71
Vested	(129,297)	29.20
Forfeited	(9,692)	27.18
Non-vested at December 31, 2020	447,831	$23.09
Granted	270,282	21.65
Vested	(248,432)	21.75
Forfeited	(12,313)	20.12
Non-vested at December 31, 2021	457,368	$23.09
Granted	274,832	18.15
Vested	(251,024)	24.03
Forfeited	(11,002)	22.12
Non-vested at December 31, 2022	470,174	$19.74

The fair value of service-based RSUs vested in 2022, 2021, and 2020 was $6.0 million, $5.4 million and $2.8 million, respectively.

16. Commitments and Contingent Liabilities

Commitments

The Company has commitments with a third-party to provide aircraft maintenance services which include fixed payments as well as variable payments based on flight hours for the Company's Airbus fleet through 2027. The Company also has commitments with third-party service providers for reservations, IT, and accounting services through 2033. Committed capital and other expenditures include escalation and variable amounts based on estimated forecasts.

The gross committed expenditures for upcoming aircraft deliveries and other commitments for the next five years and thereafter are detailed below:

	Aircraft and aircraft related	Other	Total Committed Expenditures
	(in thousands)		
2023	$ 290,808	$26,728	$ 317,536
2024	482,099	22,556	504,655
2025	493,090	12,657	505,747
2026	396,103	8,159	404,262
2027	230,126	6,036	236,162
Thereafter	—	15,564	15,564
	$1,892,226	$91,700	$1,983,926

As of December 31, 2022, the Company had the following capital commitments consisting of firm aircraft and engine orders and purchase rights:

Aircraft Type	Firm Orders	Purchase Rights	Expected Delivery Dates
A321neo aircraft	—	9	N/A
B787-9 aircraft	12	8	Between 2023 and 2027
General Electric GEnx spare engines:			
B787-9 spare engines	3	1	Between 2023 and 2027

Boeing 787-9 Purchase Agreement

In July 2018, the Company entered into a purchase agreement for the purchase of 10 Boeing 787-9 "Dreamliner" aircraft with purchase rights for an additional 10 aircraft. In October 2018, the Company entered into a definitive agreement for the selection of GEnx engines to power its Boeing 787-9 fleet. The agreement provides for the purchase of 20 GEnx engines, the right to purchase an additional 20 GEnx engines and the purchase of up to four spare engines.

In December 2022, the Company entered into a supplemental agreement to its B787-9 purchase agreement, pursuant to which (a) the Company agreed with Boeing to defer the delivery of the B787-9 aircraft, which will now be delivered between the fourth quarter of 2023 and 2027, and (b) agreed to exercise purchase options for an additional two B787-9 aircraft. The committed expenditures under the amended purchase agreement is reflected in the table above.

In order to complete the purchase of these aircraft and fund related costs, the Company may need to secure acceptable financing. The Company has backstop financing available from aircraft and engine manufacturers, subject to certain customary conditions. Financing may be necessary to satisfy the Company's capital commitments for firm order aircraft and other related capital expenditures. The Company can provide no assurance that any financing not already in place for aircraft and spare engine deliveries will be available to us on acceptable terms when necessary or at all.

Litigation and Contingencies

The Company is subject to legal proceedings arising in the normal course of its operations. Management does not anticipate that the disposition of any currently pending proceeding will have a material effect on the Company's operations, business or financial condition.

General Guarantees and Indemnifications

In the normal course of business, the Company enters into numerous aircraft financing and real estate leasing arrangements that have various guarantees included in such contracts. It is common in such lease transactions for the lessee to agree to indemnify the lessor and other related third-parties for tort liabilities that arise out of, or relate to, the lessee's use of the leased aircraft or occupancy of the leased premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by such parties' gross negligence or willful misconduct. Additionally, the lessee typically indemnifies such parties for any environmental liability that arises out of or relates to the lessee's use of the real estate leased premises. The Company believes that it is insured (subject to deductibles) for most of the tort liabilities and related indemnities described above with respect to the aircraft and real estate that it leases. The Company cannot reasonably estimate the potential amount of future payments, if any, under the foregoing indemnities and agreements.

Credit Card Holdback

Under the Company's bank-issued credit card processing agreements, certain proceeds from advance ticket sales may be held back to serve as collateral to cover any possible chargebacks or other disputed charges that may occur. As of December 31, 2022 and 2021, there were no holdbacks held with the Company's credit card processors.

In the event of a material adverse change in the Company's business, the credit card processor could increase holdbacks to up to 100% of the amount of outstanding credit card tickets that are unflown (e.g., Air traffic liability, excluding frequent flyer deferred revenue), which would result in a restriction of cash. If the Company were unable to obtain a waiver of, or otherwise mitigate the increase in the restriction of cash, it could have a material impact on the Company's operations, business or financial condition.

Labor Negotiations

As of December 31, 2022, approximately 81.3% of employees were represented by unions.

In February 2022, the Company's International Association of Machinists and Aerospace Workers (IAM-M) and International Association of Machinists and Aerospace Workers — Clerical Division (IAM-C) employees ratified a new collective bargaining agreement (CBA), which included scheduled pay rate increases, a signing bonus valued at approximately $2.1 million, improved health benefits and cost sharing, as well as the establishment of Health Retirement Accounts (HRAs) for retirees. During the second quarter, the Company recorded approximately $2.6 million in one-time CBA related expenses associated with a voluntary separation program and establishment of the HRA plan.

In April 2022, flight dispatch personnel represented by the Transport Workers Union (TWU), ratified a new CBA. The terms of the new CBA were consistent with those of the IAM discussed above; however, the impact of the TWU CBA was not material to the Company's financial statements.

Additionally, the CBA for employees represented by the Air Line Pilots Association (ALPA), which represents 14.2% of employees, became amendable on July 1, 2022. In February 2023, the Company and employees represented by ALPA voted to ratify a new four year CBA, which includes, amongst other things, a signing bonus, pay scale increases across all fleet types, improved health benefits and cost sharing, and enhancements to the Company's postretirement and disability plans.

17. Supplemental Cash Flow Information

Supplemental disclosures of cash flow information and non-cash investing and financing activities were as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
		(in thousands)	
Cash payments for interest (net of amounts capitalized)	$85,370	$ 91,927	$ 23,951
Cash payments (refunds) for income taxes	1,233	(23,123)	(81,372)
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through a finance lease	—	8,121	939
Right-of-use assets acquired under operating leases	2,625	—	75,667

18. Condensed Consolidating Financial Information

The following condensed consolidating financial information is presented in accordance with Regulation S-X paragraph 210.3-10 because, in connection with the issuance by two pass-through trusts formed by Hawaiian (which is also referred to in this Note 18 as Subsidiary Issuer / Guarantor) of pass-through certificates, as discussed in Note 8, the Company (which is also referred to in this Note 18 as Parent Issuer / Guarantor), is fully and unconditionally guaranteeing the payment obligations of Hawaiian, which is a 100% owned subsidiary of Holdings, under equipment notes to be issued by Hawaiian to purchase new aircraft.

Condensed consolidating financial statements are presented in the following tables:

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year Ended December 31, 2022

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Operating Revenue	$ —	$2,637,422	$ 45,924	$ (42,079)	$2,641,267
Operating Expenses:					
Aircraft fuel, including taxes and delivery	—	817,077	—	—	817,077
Wages and benefits	—	833,137	—	—	833,137
Aircraft rent	—	103,846	—	—	103,846
Maintenance materials and repairs	—	235,749	404	—	236,153
Aircraft and passenger servicing	—	152,550	—	—	152,550
Commissions and other selling	18	113,469	852	(496)	113,843
Depreciation and amortization	—	136,169	—	—	136,169
Other rentals and landing fees	—	147,259	—	(116)	147,143
Purchased services	224	127,873	1,517	(264)	129,350
Special items	—	12,500	6,303	—	18,803
Other	6,821	198,610	(978)	(41,203)	163,250
Total	7,063	2,878,239	8,098	(42,079)	2,851,321
Operating Income (Loss)	(7,063)	(240,817)	37,826	—	(210,054)
Nonoperating Income (Expense):					
Undistributed net loss of subsidiaries	(233,288)	(31,357)	—	264,645	—
Interest expense and amortization of debt discounts and issuance costs	—	(24,924)	(73,891)	3,000	(95,815)
Interest income	320	31,219	3,602	(3,000)	32,141
Capitalized interest	—	4,244	—	—	4,244
Other components of net periodic benefit cost	—	5,065	—	—	5,065
Losses on fuel derivatives	—	(3,041)	—	—	(3,041)
Loss on debt extinguishment	—	(8,568)	—	—	(8,568)
Losses on investments, net	—	(43,082)	—	—	(43,082)
Gains on foreign debt	—	26,667	—	—	26,667
Other, net	(50)	(1,356)	—	—	(1,406)
Total	(233,018)	(45,133)	(70,289)	264,645	(83,795)
Loss Before Income Taxes	(240,081)	(285,950)	(32,463)	264,645	(293,849)
Income tax benefit	—	(53,768)	—	—	(53,768)
Net Loss	$(240,081)	$ (232,182)	$(32,463)	$264,645	$ (240,081)
Comprehensive Loss	$(253,409)	$ (245,510)	$(32,463)	$277,973	$ (253,409)

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year Ended December 31, 2021

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Operating Revenue	$ —	$1,593,058	$ 34,850	$ (31,324)	$1,596,584
Operating Expenses:					
Aircraft fuel, including taxes and delivery	—	363,003	—	—	363,003
Wages and benefits	—	698,101	—	—	698,101
Aircraft rent	—	109,476	—	—	109,476
Maintenance materials and repairs	—	169,977	71	—	170,048
Aircraft and passenger servicing	—	105,675	—	—	105,675
Commissions and other selling	8	71,171	1,533	(200)	72,512
Depreciation and amortization	—	136,752	1,547	—	138,299
Other rentals and landing fees	—	116,893	—	(121)	116,772
Purchased services	2,033	103,749	2,053	(4,622)	103,213
Special items	—	4,648	4,335	—	8,983
Government grant recognition	—	(320,645)	—	—	(320,645)
Other	6,289	131,842	1,961	(26,381)	113,711
Total	8,330	1,690,642	11,500	(31,324)	1,679,148
Operating Income (Loss)	(8,330)	(97,584)	23,350	—	(82,564)
Nonoperating Income (Expense):					
Undistributed net loss of subsidiaries	(136,478)	(39,344)	—	175,822	—
Interest expense and amortization of debt discounts and issuance costs	—	(46,329)	(66,815)	2,713	(110,431)
Interest income	35	8,555	2,726	(2,713)	8,603
Capitalized interest	—	3,357	—	—	3,357
Other components of net periodic benefit cost	—	3,566	—	—	3,566
Gains on fuel derivatives	—	217	—	—	217
Loss on extinguishment of debt	—	(38,889)	—	—	(38,889)
Gains on investments, net	—	1,426	—	—	1,426
Gains on foreign debt	—	27,773	—	—	27,773
Other, net	—	1,619	—	—	1,619
Total	(136,443)	(78,049)	(64,089)	175,822	(102,759)
Loss Before Income Taxes	(144,773)	(175,633)	(40,739)	175,822	(185,323)
Income tax benefit	—	(40,550)	—	—	(40,550)
Net Loss	$(144,773)	$ (135,083)	$(40,739)	$175,822	$ (144,773)
Comprehensive Loss	$(112,084)	$ (102,394)	$(40,739)	$143,133	$ (112,084)

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year Ended December 31, 2020

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Operating Revenue	$ —	$ 843,197	$ 14,268	$ (12,652)	$ 844,813
Operating Expenses:					
Aircraft fuel, including taxes and delivery	—	161,363	—	—	161,363
Wages and benefits	—	628,558	—	—	628,558
Aircraft rent	—	103,898	(8)	—	103,890
Maintenance materials and repairs	—	117,210	5,638	(1,277)	121,571
Aircraft and passenger servicing	—	58,016	—	—	58,016
Commissions and other selling	(6)	46,262	97	(56)	46,297
Depreciation and amortization	—	145,712	5,953	—	151,665
Other rentals and landing fees	—	73,894	27	(113)	73,808
Purchased services	1,361	107,776	1,102	(11,189)	99,050
Special items	—	148,355	35,756	—	184,111
Government grant recognition	—	(240,648)	—	—	(240,648)
Other	6,007	96,844	1,909	(17)	104,743
Total	7,362	1,447,240	50,474	(12,652)	1,492,424
Operating Loss	(7,362)	(604,043)	(36,206)	—	(647,611)
Nonoperating Income (Expense):					
Undistributed net loss of subsidiaries	(505,131)	—	—	505,131	—
Other nonoperating special items	—	(5,682)	—	—	(5,682)
Interest expense and amortization of debt discounts and issuance costs	—	(40,439)	—	—	(40,439)
Interest income	15	8,716	—	—	8,731
Capitalized interest	—	3,236	—	—	3,236
Other components of net periodic benefit cost	—	1,300	—	—	1,300
Losses on fuel derivatives	—	(6,930)	—	—	(6,930)
Gains on investments, net	—	271	—	—	271
Losses on foreign debt	—	(14,913)	—	—	(14,913)
Other, net	—	1,990	(5)	—	1,985
Total	(505,116)	(52,451)	(5)	505,131	(52,441)
Loss Before Income Taxes	(512,478)	(656,494)	(36,211)	505,131	(700,052)
Income tax benefit	(1,543)	(179,970)	(7,604)	—	(189,117)
Net Loss	$(510,935)	$ (476,524)	$(28,607)	$505,131	$ (510,935)
Comprehensive Loss	$(521,579)	$ (487,168)	$(28,607)	$515,775	$ (521,579)

Hawaiian Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Balance Sheets
December 31, 2022

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 28,620	$ 151,357	$ 49,145	$ —	$ 229,122
Restricted cash	—	—	17,498	—	17,498
Short-term investments	—	1,147,193	—	—	1,147,193
Accounts receivable, net	—	106,321	25,785	(18,244)	113,862
Income taxes receivable	—	70,204	—	—	70,204
Spare parts and supplies, net	—	36,875	—	—	36,875
Prepaid expenses and other	—	63,524	29	—	63,553
Total	28,620	1,575,474	92,457	(18,244)	1,678,307
Property and equipment at cost	—	3,009,614	—	—	3,009,614
Less accumulated depreciation and amortization	—	(1,135,262)	—	—	(1,135,262)
Property and equipment, net	—	1,874,352	—	—	1,874,352
Assets held for sale	—	293	13,726	—	14,019
Operating lease right-of-use assets	—	459,128	—	—	459,128
Long-term prepayments and other	—	99,801	1,200,516	(1,200,000)	100,317
Goodwill and other intangible assets, net	—	—	13,500	—	13,500
Intercompany receivable	—	609,207	—	(609,207)	—
Investment in consolidated subsidiaries	767,831	(57,699)	502	(710,634)	—
TOTAL ASSETS	$796,451	$ 4,560,556	$1,320,701	$(2,538,085)	$ 4,139,623
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 630	$ 207,294	$ 617	$ (12,532)	$ 196,009
Air traffic liability and current frequent flyer deferred revenue	—	579,872	10,924	—	590,796
Other accrued liabilities	—	172,190	15,558	(5,712)	182,036
Current maturities of long-term debt, less discount	—	47,836	—	—	47,836
Current maturities of finance lease obligations	—	25,789	—	—	25,789
Current maturities of operating leases	—	77,858	—	—	77,858
Total	630	1,110,839	27,099	(18,244)	1,120,324
Long-term debt	—	1,599,330	1,184,559	(1,200,000)	1,583,889
Intercompany payable	462,556	—	146,651	(609,207)	—
Other liabilities and deferred credits:					
Noncurrent finance lease obligations	—	75,221	—	—	75,221
Noncurrent operating leases	—	347,726	—	—	347,726
Accumulated pension and other postretirement benefit obligations.	—	135,775	—	—	135,775
Other liabilities and deferred credits	—	94,481	173	—	94,654
Noncurrent frequent flyer deferred revenue	—	318,369	—	—	318,369
Deferred tax liabilities, net	—	130,400	—	—	130,400
Total	—	1,101,972	173	—	1,102,145
Shareholders' equity	333,265	748,415	(37,781)	(710,634)	333,265
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$796,451	$ 4,560,556	$1,320,701	$(2,538,085)	$ 4,139,623

Condensed Consolidating Balance Sheets
December 31, 2021

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 20,803	$ 434,615	$ 35,143	$ —	$ 490,561
Restricted cash	—	—	17,267	—	17,267
Short-term investments	—	1,241,752	—	—	1,241,752
Accounts receivable, net	—	85,109	21,348	(13,569)	92,888
Income taxes receivable	—	71,201	—	—	71,201
Spare parts and supplies, net	—	34,109	—	—	34,109
Prepaid expenses and other	21	66,084	22	—	66,127
Total	20,824	1,932,870	73,780	(13,569)	2,013,905
Property and equipment at cost	—	2,957,589	—	—	2,957,589
Less accumulated depreciation and amortization	—	(999,966)	—	—	(999,966)
Property and equipment, net	—	1,957,623	—	—	1,957,623
Assets held for sale	—	926	28,523	—	29,449
Operating lease right-of-use assets	—	536,154	—	—	536,154
Long-term prepayments and other	50	79,953	1,200,486	(1,200,000)	80,489
Goodwill and other intangible assets, net	—	—	13,500	—	13,500
Intercompany receivable	—	571,096	—	(571,096)	—
Investment in consolidated subsidiaries	1,007,650	(26,344)	503	(981,809)	—
TOTAL ASSETS	$1,028,524	$5,052,278	$1,316,792	$(2,766,474)	$4,631,120
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 422	$ 122,437	$ 2,398	$ (10,857)	$ 114,400
Air traffic liability and current frequent flyer deferred revenue	—	617,685	13,472	—	631,157
Other accrued liabilities	—	153,423	14,339	(2,712)	165,050
Current maturities of long-term debt, less discount	—	97,096	—	—	97,096
Current maturities of finance lease obligations	—	24,149	—	—	24,149
Current maturities of operating leases	—	79,158	—	—	79,158
Total	422	1,093,948	30,209	(13,569)	1,111,010
Long-term debt	—	1,724,631	1,179,667	(1,200,000)	1,704,298
Intercompany payable	459,016	—	112,080	(571,096)	—
Other liabilities and deferred credits:					
Noncurrent finance lease obligations	—	100,995	—	—	100,995
Noncurrent operating leases	—	423,293	—	—	423,293
Accumulated pension and other postretirement benefit obligations	—	160,817	—	—	160,817
Other liabilities and deferred credits	—	78,188	152	—	78,340
Noncurrent frequent flyer deferred revenue	—	296,484	—	—	296,484
Deferred tax liabilities, net	—	186,797	—	—	186,797
Total	—	1,246,574	152	—	1,246,726
Shareholders' equity	569,086	987,125	(5,316)	(981,809)	569,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,028,524	$5,052,278	$1,316,792	$(2,766,474)	$4,631,120

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2022

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net Cash Used In Operating Activities: . .	$ (5,401)	$ (20,253)	$(32,098)	$ —	$ (57,752)
Cash Flows From Investing Activities:					
Net payments to affiliates	—	(47,553)	34,335	13,218	—
Additions to property and equipment, including pre-delivery deposits	—	(47,532)	—	—	(47,532)
Proceeds from disposition of property and equipment	—	186	11,996	—	12,182
Purchases of investments	—	(859,833)	—	—	(859,833)
Sales of investments	—	880,161	—	—	880,161
Net cash provided by (used in) investing activities	—	(74,571)	46,331	13,218	(15,022)
Cash Flows From Financing Activities:					
Proceeds from the issuance of common stock	13,218	—	—	(13,218)	—
Repayments of long-term debt and finance lease obligations	—	(184,306)	—	—	(184,306)
Debt issuance costs	—	(2,236)	—	—	(2,236)
Other	—	(1,892)	—	—	(1,892)
Net cash provided by (used in) financing activities	13,218	(188,434)	—	(13,218)	(188,434)
Net increase (decrease) in cash and cash equivalents	7,817	(283,258)	14,233	—	(261,208)
Cash and cash equivalents – Beginning of Period	20,803	434,615	52,410	—	507,828
Cash and cash equivalents – End of Period	$28,620	$ 151,357	$ 66,643	$ —	$ 246,620

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2021

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net Cash Provided By (Used In) Operating Activities:	$ (7,489)	$ 277,635	$ (18,808)	$ —	$ 251,338
Cash Flows From Investing Activities:					
Net payments to affiliates	2,725	1,179,100	(1,110,610)	(71,215)	—
Additions to property and equipment, including pre-delivery deposits	—	(38,812)	(452)	—	(39,264)
Proceeds from disposition of property and equipment	—	228	527	—	755
Purchases of investments	—	(1,856,035)	—	—	(1,856,035)
Sales of investments	—	958,242	—	—	958,242
Net cash provided by (used in) investing activities	2,725	242,723	(1,110,535)	(71,215)	(936,302)
Cash Flows From Financing Activities:					
Proceeds from the issuance of common stock	68,132	—	—	—	68,132
Long-term borrowings	—	51,705	1,200,000	—	1,251,705
Repayments of long-term debt and finance lease obligations	—	(611,725)	—	—	(611,725)
Debt issuance costs	—	(112)	(24,664)	—	(24,776)
Net payments from affiliates	(68,490)	—	(2,725)	71,215	—
Other	1,837	(2,020)	—	—	(183)
Net cash provided by (used in) financing activities	1,479	(562,152)	1,172,611	71,215	683,153
Net increase (decrease) in cash and cash equivalents	(3,285)	(41,794)	43,268	—	(1,811)
Cash, cash equivalents, and restricted cash – Beginning of Period	24,088	476,409	9,142	—	509,639
Cash and cash equivalents – End of Period	$ 20,803	$ 434,615	$ 52,410	$ —	$ 507,828

Hawaiian Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2020

	Parent Issuer / Guarantor	Subsidiary Issuer / Guarantor	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net Cash Provided By (Used In) Operating Activities:	$ 2,722	$(315,245)	$ 1,815	$ —	$(310,708)
Cash Flows From Investing Activities:					
Net payments to affiliates	(5,900)	3,696	(766)	2,970	—
Additions to property and equipment, including pre-delivery deposits	—	(98,611)	(6,702)	—	(105,313)
Proceeds from purchase assignment and leaseback transactions	—	114,000	—	—	114,000
Purchases of investments	—	(395,793)	—	—	(395,793)
Sales of investments	—	288,336	—	—	288,336
Net cash provided by (used in) investing activities	(5,900)	(88,372)	(7,468)	2,970	(98,770)
Cash Flows From Financing Activities:					
Proceeds from the issuance of common stock	41,196	—	—	—	41,196
Long-term borrowings	—	602,264	—	—	602,264
Repayments of long-term debt and finance lease obligations	—	(78,824)	—	—	(78,824)
Dividend payments	(5,514)	—	—	—	(5,514)
Repurchases of common stock	(7,510)	—	—	—	(7,510)
Debt issuance costs	—	(4,975)	—	—	(4,975)
Net payments from affiliates	(2,930)	—	5,900	(2,970)	—
Other	796	(1,372)	—	—	(576)
Net cash provided by financing activities	26,038	517,093	5,900	(2,970)	546,061
Net increase in cash and cash equivalents	22,860	113,476	247	—	136,583
Cash, cash equivalents, and restricted cash – Beginning of Period	1,228	362,933	8,895	—	373,056
Cash, cash equivalents, and restricted cash – End of Period	$24,088	$ 476,409	$ 9,142	$ —	$ 509,639

Income Taxes

The income tax expense (benefit) is presented as if each entity that is part of the consolidated group files a separate return.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2022, and provide reasonable assurance that the information required to be disclosed by the Company in reports it files under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 was conducted. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework* (2013 framework). Based on their assessment, we concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Annual Report on Form 10-K. Ernst & Young's report on our internal control over financial reporting appears below.

Remediation of Previously Disclosed Material Weakness

Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, our management, with the participation of our principal executive officer and principal financial officer, identified a material weakness in our internal control over financial reporting, related to the accounting for unrealized gains and losses on equity securities in that our controls were not designed to effectively evaluate the accounting treatment for changes in value of certain securities in our investments portfolio.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management arrived at such conclusion as a result of the restatement of our previously issued financial statements in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022.

In response to the material weakness, we designed and implemented improved processes and internal controls to evaluate our accounting for each investment type with the applicable accounting guidance, including ongoing senior management review and audit committee oversight. During the fourth quarter of 2022, we successfully completed the testing of our improved processes and internal controls to evaluate our accounting for each investment type with applicable accounting guidance and determined that such improved processes and internal controls have been appropriately designed and implemented and operated effectively as of December 31, 2022 to conclude that the previously identified material weakness has been remediated.

Changes in Internal Control over Financial Reporting

Other than the remediation steps taken above, there were no additional changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hawaiian Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Hawaiian Holdings, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hawaiian Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "Consolidated Financial Statements") and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Honolulu, Hawai'i
February 15, 2023

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) *Financial Statements and Financial Statement Schedules:*

   (1) Financial Statements of Hawaiian Holdings, Inc.

   i.   Report of Ernst & Young LLP, Independent Registered Public Accounting Firm.

   ii.   Consolidated Statements of Operations for the Years ended December 31, 2022, 2021 and 2020.

   iii.   Consolidated Statements of Comprehensive Income, December 31, 2022, 2021 and 2020.

   iv.   Consolidated Balance Sheets, December 31, 2022 and 2021.

   v.   Consolidated Statements of Shareholders' Equity, Years ended December 31, 2022, 2021 and 2020.

   vi.   Consolidated Statements of Cash Flows for the Years ended December 31, 2022, 2021 and 2020.

   vii.   Notes to Consolidated Financial Statements.

   (2) Schedule of Valuation and Qualifying Accounts of Hawaiian Holdings, Inc.

The information required by Schedule I, "Condensed Financial Information of Registrant" has been provided in Note 17 to the Consolidated Financial Statements. All other schedules have been omitted because they are not required.

(b) *Exhibits:*   The documents listed in the Exhibit Index of the Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Index

3.1   Amended and Restated Certificate of Incorporation of Hawaiian Holdings, Inc. (filed as Exhibit 3.1 to the Form S-1, File No. 333-129503, filed by Hawaiian Holdings, Inc. on November 7, 2005).*

3.2   Amended and Restated By-Laws of Hawaiian Holdings, Inc. (filed as Exhibit 3.1 to the Form 8-K, File No. 001-31443, filed by Hawaiian Holdings, Inc. on August 5, 2022).*

4.1   Description of Securities.

4.2   Warrant Agreement, dated as of April 22, 2020, by and between Hawaiian Holdings, Inc. and the United States Department of the Treasury (filed as Exhibit 4.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on May 7, 2020).*

4.3   Form of Warrant to Purchase Common Stock (included in Exhibit 4.2 as Annex B).

4.4   Promissory Note, dated as of April 22, 2020, issued by Hawaiian Airlines, Inc. to the United States Department of the Treasury, with Hawaiian Holdings, Inc. as guarantor (filed as Exhibit 4.3 to the Form 10-Q filed by Hawaiian Holdings, Inc. on May 7, 2020).*

4.5   Warrant Agreement, dated as of September 25, 2020, between Hawaiian Holdings, Inc. and The United States Department of the Treasury (filed as Exhibit 4.9 to Form 10-Q filed October 28, 2020 and incorporated herein by reference).*

4.6   Form of Warrant (included in Exhibit 4.5 as Annex B thereto).

4.7   Warrant Agreement, dated as of January 15, 2021, between Hawaiian Holdings, Inc. and the United States Department of the Treasury (filed as Exhibit 4.15 to Form 10-K filed February 12, 2021 and incorporated herein by reference).*

4.8	Form of Warrant (included in Exhibit 4.7 as Annex B thereto).
4.9	Promissory Note, dated as of January 15, 2021, issued by Hawaiian Airlines, Inc. to the United States Department of the Treasury, with Hawaiian Holdings, Inc. as guarantor (filed as Exhibit 4.17 to Form 10-K filed February 12, 2021 and incorporated herein by reference).*
4.10	Indenture, dated as of February 4, 2021, by and among Hawaiian Brand Intellectual Property, Ltd., HawaiianMiles Loyalty, Ltd., the guarantors named therein and Wilmington Trust, National Association, as trustee, collateral agent and collateral custodian, governing the 5.750% Senior Secured Notes due 2026 (filed as Exhibit 4.1 to Form 8-K filed February 4, 2021 and incorporated herein by reference).*
4.11	Form of 5.750% Senior Secured Notes due 2026 (included in Exhibit 4.10 as Exhibit A thereto).
4.12	Warrant Agreement, dated as of April 23, 2021, between Hawaiian Holdings, Inc. and The United States Department of the Treasury (filed as Exhibit 4.1 to Form 10-Q filed July 29, 2021 and incorporated herein by reference).*
4.13	Form of Warrant (included in Exhibit 4.12 as Annex B thereto).
4.14	Promissory Note, dated as of April 23, 2021, issued by Hawaiian Airlines, Inc. to the United States Department of the Treasury, with Hawaiian Holdings, Inc. as guarantor (filed as Exhibit 4.3 to Form 10-Q filed July 29, 2021 and incorporated herein by reference).*
4.15	Warrant to Purchase Common Stock, issued on October 20, 2022, by and between Hawaiian Holdings, Inc. and Amazon.com NV Investment Holdings LLC (filed as Exhibit 4.1 to the Form S-3 filed by Hawaiian Holdings, Inc. on November 18, 2022)*‡
10.1	Form of Hawaiian Holdings, Inc. Stock Option Agreement for certain employees and executive officers (filed as Exhibit 10.14 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 26, 2009).*+
10.2	Hawaiian Holdings, Inc. 2016 Management Incentive Plan (filed as Exhibit 10.9 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 16, 2017).*+
10.3	Hawaiian Holdings, Inc. Outside Director Compensation Policy (filed as Exhibit 10.10 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 16, 2017).*+
10.4	Hawaiian Holdings, Inc. 2015 Stock Incentive Plan (filed as Exhibit 10.1 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 12, 2015).*+
10.5	Form of Hawaiian Holdings, Inc. Restricted Stock Unit Agreement (filed as Exhibit 10.2 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 28, 2015).*+
10.6	Form of Hawaiian Holdings, Inc. Performance Restricted Stock Unit Agreement (filed as Exhibit 10.3 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 28, 2015).*+
10.7	Form of Hawaiian Holdings, Inc. Stock Option Agreement (filed as Exhibit 10.4 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 28, 2015).*+
10.8	Form of Hawaiian Holdings, Inc. Indemnification Agreement for directors and executive officers (filed as Exhibit 10.20 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 16, 2017).*+
10.9	Form of Change in Control and Severance Agreement for executive officers (filed as Exhibit 10.21 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 16, 2017).*+
10.10	Airbus A320 Family Purchase Agreement, dated as of March 18, 2013, between Airbus S.A.S. and Hawaiian Airlines, Inc. (filed as Exhibit 10.1 to Form 10-Q/A filed by Hawaiian Holdings, Inc. on October 17, 2013 in redacted form since confidential treatment has been granted for certain provisions thereof pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended).*‡
10.10.1	Amendment #1 to Airbus A320 Family Purchase Agreement, dated as of March 18, 2013, between Airbus S.A.S. and Hawaiian Airlines, Inc. (filed as Exhibit 10.62.1 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 9, 2015).*

10.10.2	Amendment #2 to Airbus A320 Family Purchase Agreement, dated as of March 18, 2013, between Airbus S.A.S. and Hawaiian Airlines, Inc. (filed as Exhibit 10.62.2 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 9, 2015 in redacted form since confidential treatment has been granted for certain provisions thereof pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended).*‡
10.11	Pass Through Trust Agreement, dated May 29, 2013, between Hawaiian Airlines, Inc. and Wilmington Trust, National Association, as trustee (filed as Exhibit 4.1 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.12	Trust Supplement No. 2013-1A-O, dated as of May 29, 2013, between Wilmington Trust, National Association, as Trustee, and Hawaiian Airlines, Inc. to Pass Through Trust Agreement, dated as of May 29, 2013 (filed as Exhibit 4.2 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.13	Trust Supplement No. 2013-1A-S, dated as of May 29, 2013, between Wilmington Trust, National Association, as Trustee, and Hawaiian Airlines, Inc. to Pass Through Trust Agreement, dated as of May 29, 2013 (filed as Exhibit 4.3 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.14	Trust Supplement No. 2013-1B-O, dated as of May 29, 2013, between Wilmington Trust, National Association, as Trustee, and Hawaiian Airlines, Inc. to Pass Through Trust Agreement, dated as of May 29, 2013 (filed as Exhibit 4.4 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.15	Trust Supplement No. 2013-1B-S, dated as of May 29, 2013, between Wilmington Trust, National Association, as Trustee, and Hawaiian Airlines, Inc. to Pass Through Trust Agreement, dated as of May 29, 2013 (filed as Exhibit 4.5 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.16	Revolving Credit Agreement (2013-1A), dated as of May 29, 2013, between Wilmington Trust, National Association, as subordination agent, as agent and trustee, and as borrower, and Natixis S.A., acting via its New York Branch, as liquidity provider (filed as Exhibit 4.6 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.17	Revolving Credit Agreement (2013-1B), dated as of May 29, 2013, between Wilmington Trust, National Association, as subordination agent, as agent and trustee, and as borrower, and Natixis S.A., acting via its New York Branch, as liquidity provider (filed as Exhibit 4.7 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.18	Intercreditor Agreement, dated as of May 29, 2013, among Wilmington Trust, National Association, as trustee, Natixis S.A., acting via its New York Branch, as liquidity provider, and Wilmington Trust, National Association, as subordination agent and trustee (filed as Exhibit 4.8 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.19	Deposit Agreement (Class A), dated as of May 29, 2013, between Wells Fargo Bank Northwest, National Association, as escrow agent, and Natixis S.A., acting via its New York Branch, as depositary (filed as Exhibit 4.9 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.20	Deposit Agreement (Class B), dated as of May 29, 2013, between Wells Fargo Bank Northwest, National Association, as escrow agent, and Natixis S.A., acting via its New York Branch, as depositary (filed as Exhibit 4.10 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.21	Escrow and Paying Agent Agreement (Class A), dated as of May 29, 2013, among Wells Fargo Bank Northwest, National Association, as escrow agent, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, for themselves and on behalf of the several Underwriters of the Certificates, Wilmington Trust, National Association, as trustee, and Wilmington Trust, National Association, as paying agent (filed as Exhibit 4.11 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*

10.22	Escrow and Paying Agent Agreement (Class B), dated as of May 29, 2013, among Wells Fargo Bank Northwest, National Association, as escrow agent, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, for themselves and on behalf of the several Underwriters of the Certificates, Wilmington Trust, National Association, as trustee, and Wilmington Trust, National Association, as paying agent (filed as Exhibit 4.12 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.23	Note Purchase Agreement, dated as of May 29, 2013, among Hawaiian Airlines, Inc., Wilmington Trust, National Association, as trustee, Wilmington Trust, National Association, as subordination agent, Wells Fargo Bank Northwest, National Association, as escrow agent, and Wilmington Trust, National Association, as paying agent (filed as the Exhibit 4.13 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.24	Form of Participation Agreement (Participation Agreement between Hawaiian Airlines, Inc. and Wilmington Trust, National Association, as mortgagee, subordination agent and trustee) (Exhibit B to Note Purchase Agreement) (filed as Exhibit 4.14 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.25	Form of Indenture (Trust Indenture and Mortgage between Hawaiian Airlines, Inc. and Wilmington Trust, National Association, as mortgagee and securities intermediary) (Exhibit C to Note Purchase Agreement) (filed Exhibit 4.15 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.26	Form of Hawaiian Airlines Pass Through Certificate, Series 2013-1A-O (filed as Exhibit 4.16 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.27	Form of Hawaiian Airlines Pass Through Certificate, Series 2013-1B-O (filed as Exhibit 4.17 to the Form 8-K filed by Hawaiian Holdings, Inc. on May 31, 2013).*
10.28	Lease Agreement, dated as of November 15, 2016 between Hawaiian Airlines, Inc. and the Department of Transportation of the State of Hawaiʻi (filed as Exhibit 10.45 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 16, 2017).*
10.29	Aircraft General Terms Agreement Number AGTA-HWI, dated as of July 18, 2018 between The Boeing Company and Hawaiian Airlines, Inc. (filed as Exhibit 10.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on October 24, 2018 in redacted form since confidential treatment has been granted for certain provisions thereof pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended).*‡
10.30	Purchase Agreement No. PA-04749, dated as of July 18, 2018, between the Boeing Company and Hawaiian Airlines, Inc. (filed as Exhibit 10.2 to the Form 10-Q filed by Hawaiian Holdings, Inc. on October 24, 2018 in redacted for since confidential treatment has been granted for certain provisions thereof pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended).*‡
10.31	Supplemental Agreement to that certain Purchase Agreement No. PA-04749, dated as of July 18, 2018, between the Boeing Company and Hawaiian Airlines, Inc., dated as of December 30, 2022, between Hawaiian Airlines, Inc. and the Boeing Company.
10.32	General Terms Agreement No. 1-1026296, dated as of October 1, 2018, among General Electric Company, GE Engine Services Distribution, LLC and Hawaiian Airlines, Inc. (filed as Exhibit 10.36 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 13, 2019).*‡
10.33	Letter Agreement No. 1 to General Terms Agreement No. 1-1026296, dated as of October 1, 2018, among General Electric Company, GE Engine Services Distribution, LLC and Hawaiian Airlines, Inc. (filed as Exhibit 10.37 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 13, 2019).*‡
10.34	Flight Hour Agreement, dated as of October 1, 2018, between GE Engine Services, LLC and Hawaiian Airlines, Inc. (filed as Exhibit 10.38 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 13, 2019).*‡

10.35	Amended and Restated Credit and Guaranty Agreement, dated as of December 11, 2018, among Hawaiian Airlines, Inc., Hawaiian Holdings, Inc., certain other subsidiaries of Hawaiian Holdings, Inc., the lenders party thereto and Citibank, N.A. (filed as Exhibit 10.39 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 13, 2019), Inc., certain other subsidiaries of Hawaiian Holdings, Inc., the lenders party thereto and Citibank, N.A. (filed as Exhibit 10.39 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 13, 2019).*
10.36	Amended and Restated Credit and Guaranty Agreement, dated as of August 17, 2022, among Hawaiian Airlines, Inc., Hawaiian Holdings, Inc., certain other subsidiaries of Hawaiian Holdings, Inc., the lenders party thereto and Citibank, N.A. (filed as Exhibit 10.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on October 31, 2022).*
10.37	Payroll Support Program Agreement, dated as of April 22, 2020, by and between Hawaiian Airlines, Inc. and the United States Department of the Treasury (filed as Exhibit 10.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on May 7, 2020).*
10.38	Loan and Guarantee Agreement, dated as of September 25, 2020, among Hawaiian Airlines, Inc., as borrower, Hawaiian Holdings, Inc., the guarantors party thereto from time to time, The United States Department of the Treasury, and The Bank of New York Mellon, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on October 28, 2020).*
10.39	Amended and Restated Loan and Guarantee Agreement, dated as of October 23, 2020, among Hawaiian Airlines, Inc., as borrower, Hawaiian Holdings, Inc., the guarantors party thereto from time to time, The United States Department of the Treasury, and The Bank of New York Mellon, as administrative agent and collateral agent (filed as Exhibit 10.2 to the Form 10-Q filed by Hawaiian Holdings, Inc. on October 28, 2020).*
10.40	Amendment to Loan and Guarantee Agreement, dated as of January 15, 2021, among Hawaiian Airlines, Inc,, as borrower, Hawaiian Holdings, Inc., the guarantors party thereto from time to time, the United States Department of the Treasury, and The Bank of New York Mellon, as administrative agent and collateral agent (filed as Exhibit 10.39 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 12, 2021).*
10.41	Payroll Support Program Extension Agreement, dated as of January 15, 2021, by and between Hawaiian Airlines, Inc. and the United States Department of the Treasury (filed as Exhibit 10.40 to the Form 10-K filed by Hawaiian Holdings, Inc. on February 12, 2021).*
10.42	Payroll Support Program 3 Agreement, dated as of April 23, 2021, by and between Hawaiian Airlines, Inc. and the United States Department of the Treasury (filed as Exhibit 10.1 to the Form 10-Q filed by Hawaiian Holdings, Inc. on July 29, 2021).*
10.43	Transaction Agreement, dated as of October 20, 2022, by and between Hawaiian Holdings, Inc. and Amazon.com, Inc. (filed as Exhibit 10.1 to the Form S-3 filed by Hawaiian Holdings, Inc. on November 18, 2022)*‡
10.44	Air Transportation Services Agreement, dated as of October 20, 2022, by and between Hawaiian Airlines, Inc. and Amazon.com Services LLC.
21.1	List of Subsidiaries of Hawaiian Holdings, Inc.
23.1	Consent of Ernst & Young LLP.
24.1	Power of Attorney
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS   XBRL Instance Document.

101.SCH   XBRL Taxonomy Extension Schema Document.

101.CAL   XBRL Taxonomy Extension Valuation Linkbase Document.

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB   XBRL Taxonomy Extension Label Linkbase Document.

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document.

104   Cover Page Interactive Data Files (formatted as inline XBRL and contained in Exhibit 101)

+   These exhibits relate to management contracts or compensatory plans or arrangements.

*   Previously filed; incorporated herein by reference.

‡   Confidential treatment has been requested for a portion of this exhibit.

Schedule II — Hawaiian Holdings, Inc.

Valuation and Qualifying Accounts
Years Ended December 31, 2022, 2021 and 2020

COLUMN A	COLUMN B	COLUMN C ADDITIONS		COLUMN D		COLUMN E
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Balance at End of Year
			(in thousands)			
Allowance for Doubtful Accounts						
2022	$ 844	1,407	—	(1,512)	(a)	$ 739
2021	$ 2,096	317	—	(1,569)	(a)	$ 844
2020	$ 651	5,004	—	(3,559)	(a)	$ 2,096
Allowance for Obsolescence of Flight Equipment Expendable Parts and Supplies						
2022	$18,733	3,312 (b)	—	(906)	(c)	$21,139
2021	$17,977	3,213 (b)	—	(2,457)	(c)	$18,733
2020	$15,919	3,254 (b)	—	(1,196)	(c)	$17,977
Valuation Allowance on Deferred Tax Assets						
2022	$14,062	17,805	—	—		$31,867
2021	$ 9,617	4,445	—	—		$14,062
2020	$ 2,547	7,070	—	—		$ 9,617

(a) Doubtful accounts written off, net of recoveries.

(b) Obsolescence reserve for Hawaiian flight equipment expendable parts and supplies.

(c) Spare parts and supplies written off against the allowance for obsolescence.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWAIIAN HOLDINGS, INC.

February 15, 2023

By   /s/ SHANNON L. OKINAKA

Shannon L. Okinaka
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter R. Ingram and Shannon L. Okinaka, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 15, 2023.

Signature	Title
/s/ PETER R. INGRAM Peter R. Ingram	President and Chief Executive Officer, and Director (Principal Executive Officer)
/s/ SHANNON L. OKINAKA Shannon L. Okinaka	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ LAWRENCE S. HERSHFIELD Lawrence S. Hershfield	Chair of the Board of Directors
/s/ WENDY A. BECK Wendy A. Beck	Director
/s/ EARL E. FRY Earl E. Fry	Director
/s/ C. JAYNE HRDLICKA C. Jayne Hrdlicka	Director

Signature	Title
/s/ MICHAEL E. MCNAMARA Michael E. McNamara	Director
/s/ CRYSTAL K. ROSE Crystal K. Rose	Director
/s/ MARK D. SCHNEIDER Mark D. Schneider	Director
/s/ WILLIAM S. SWELBAR William S. Swelbar	Director
/s/ CRAIG E. VOSBURG Craig E. Vosburg	Director
/s/ DUANE E. WOERTH Duane E. Woerth	Director
/s/ RICHARD N. ZWERN Richard N. Zwern	Director

[This Page Intentionally Left Blank]

[This Page Intentionally Left Blank]

[This Page Intentionally Left Blank]

Board of Directors

Lawrence S. Hershfield
Chairman of the Board
Hawaiian Holdings, Inc. and
Hawaiian Airlines, Inc.

Chief Executive Officer
Ranch Capital, LLC

Peter R. Ingram
President and Chief Executive Officer
Hawaiian Holdings, Inc. and
Hawaiian Airlines, Inc.

Wendy A. Beck
Former Executive Vice President and
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.

Earl E. Fry
Former Chief Financial Officer and
Executive Vice President
Global Customer Support and Services
Informatica Corp.

C. Jayne Hrdlicka
Chief Executive Officer
Virgin Australia

Michael E. McNamara
Former Chief Information Officer
Target

Crystal K. Rose
Partner
Lung Rose Voss Wagnild

Mark D. Schneider
Adjunct Professor of Law
New York University Law School

William S. Swelbar
Research Engineer
Massachusetts Institute of Technology

Craig E. Vosburg
Chief Product Officer
Mastercard

Duane E. Woerth
Former U.S. Ambassador
International Civil Aviation Organization

Richard N. Zwern
Former Worldwide Director-
Executive Development
WPP Group Corporate

Corporate Officers

Peter R. Ingram
President and Chief Executive Officer
Hawaiian Holdings, Inc. and
Hawaiian Airlines, Inc.

Aaron J. Alter
Executive Vice President
Chief Legal Officer and Corporate Secretary
Hawaiian Holdings, Inc. and
Hawaiian Airlines, Inc.

Shannon L. Okinaka
Executive Vice President
Chief Financial Officer and Treasurer
Hawaiian Holdings, Inc.

Executive Vice President
Chief Financial Officer
Hawaiian Airlines, Inc.

Jonathan D. Snook
Executive Vice President and
Chief Operating Officer
Hawaiian Airlines, Inc.

John E. Jacobi III
Senior Vice President
Chief Information Officer
Hawaiian Airlines, Inc.

Avi A. Mannis
Senior Vice President
Chief Marketing and
Communications Officer
Hawaiian Airlines, Inc.

Brent A. Overbeek
Senior Vice President
Chief Revenue Officer
Hawaiian Airlines, Inc.

Robin H. Kobayashi
Senior Vice President
Human Resources
Hawaiian Airlines, Inc.

James W. Landers
Senior Vice President
Technical Operations
Hawaiian Airlines, Inc.

Theodoros Panagiotoulias
Senior Vice President
Global Sales and Alliances
Hawaiian Airlines, Inc.

Lokesh Amaranayaka
Vice President
Airport Operations
Hawaiian Airlines, Inc.

Justin J. Doane
Vice President
Labor Relations
Hawaiian Airlines, Inc.

K. Sayle Hirashima
Vice President
Controller
Hawaiian Airlines, Inc.

David M. LeNoir, Jr.
Vice President
Financial Planning and Analysis
Hawaiian Airlines, Inc.

Robert H. Johnson, Jr.
Vice President
Flight Operations
Hawaiian Airlines, Inc.

John F. Schaefer, Jr.
Vice President
Treasurer
Hawaiian Airlines, Inc.

Robert N. Sorensen
Vice President
Marketing and E-Commerce
Hawaiian Airlines, Inc.

Robin A. Sparling
Vice President
Inflight Services
Hawaiian Airlines, Inc.

Beau A. H. Tatsumura
Vice President
Maintenance and Engineering
Hawaiian Airlines, Inc.

Thomas Zheng
Vice President
Technical Operations Business Planning
and Services
Hawaiian Airlines, Inc.

Corporate Information

**Headquarters
Hawaiian Airlines, Inc.**
3375 Koapaka Street, Suite G350
Honolulu, Hawai'i 96819
Telephone: (808) 835.3700
Facsimile: (808) 835.3690

Mailing Address
P. O. Box 30008
Honolulu, Hawai'i 96820

Internet Address
HawaiianAirlines.com

Investor Relations
Investor.Relations@HawaiianAir.com

**Stock Transfer Agent
and Registrar**
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: (800) 937.5449
help@astfinancial.com

Stock Exchange Listing
Symbol – HA
NASDAQ Stock Market, LLC
New York, New York

Independent Auditors
Ernst & Young, LLP
Honolulu, Hawai'i

Corporate Counsel
Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

Annual Meeting

The 2023 Annual Meeting of Stockholders
of Hawaiian Holdings, Inc. will be held on
Wednesday, May 17, 2023 at 9:00 a.m.
Hawai'i Standard Time as a virtual meeting
via live webcast.

New horizons ahead

As we build on a year marked by growth and opportunity, we look forward to adding the B787 Dreamliner to our fleet in 2023. It's one more way we're opening new routes to the future.